UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 9, 2007

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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novo nordisk annual report

financial, social and environmental performance 2006

action defines leadership

diabetes care: sustaining leadership

biopharmaceuticals: the portfolio expands

Novo Nordisk
changing diabetes
World Tour

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visit the online
annual report

The articles in this printed report make reference to the online Annual Report 2006, which offers additional background, context and data.

The online report is available at novonordisk.com/annual-report.

Online Annual Report at a glance

Who we are
Provides information about the management, governance, ownership structure and history of Novo Nordisk.

What we do
Gives an overview of Novo Nordisk’s product areas and pipeline.

How we perform
Accounts for performance during 2006 from access to health to workplace quality.

How we work
Introduces Novo Nordisk’s approach to doing business, its vision and strategy, and stakeholder engagement.

How we are accountable
Provides insight into the details of accountability and assurance.

Downloads
View, download or order the printed Annual Report 2006.

Online highlights

The world of Novo Nordisk
See where Novo Nordisk’s production sites, R&D facilities and clinical development centres are located around the world.

Game for a challenge?
Try the three interactive challenges, which represent topics of specific focus in 2006: business ethics, climate change and economics & health.

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Reader’s guide

Welcome inside! This is Novo Nordisk’s Annual Report 2006. It accounts for the company’s performance during the year and presents achievements and challenges. We trust you will find that we have done so in a fair and balanced way.
     People at Novo Nordisk are guided by the company’s vision and its values. There is a strong sense of shared purpose across the organisation, and a commitment to pursuing the goals set out in the vision: to achieve competitive business results, to sustain leadership in diabetes care, to expand the biopharmaceuticals business, to be a challenging workplace, and to put values into action.
     This year’s Annual Report seeks to capture the essence of the Novo Nordisk way. It illustrates how we do business and explains how we will continue to create long-term shareholder value.
     The management report and discussion presents an overview of business performance during 2006 with highlights, five-year developments and a commentary.
     The feature articles put performance into context. Organised under the vision’s five headings, they provide insights into activities during the year, strategies and goals, risks and opportunities. The articles reflect the key priorities for Novo Nordisk and topics that we have identified as material for readers’ valuation of the company’s position for the future.
You will find a more detailed account of performance in the consolidated financial and non-financial statements.	Finally, the shareholder information presents Novo Nordisk’s corporate governance model, and the approach to risk management, and examples of the current risk profile. Here you will also find profiles of the members of the Board of Directors and Executive Management. And if you are looking for information about the share, begin reading from the back.

Action defines leadership

Working with Novo Nordisk, you will learn what it means to be a values-led company. Our values underpin the commitments, principles and policies that form our global standards for doing business. In everything we do, we will be accountable, ambitious, responsible, engaged with stakeholders, open and honest, and ready for change.
     The pictures tell stories of Novo Nordisk people putting these values into action. Action defines leadership. Every day of the year, across the globe, people at Novo Nordisk bring to life what leadership is all about.
     Our aspiration is to defeat diabetes. It is an ambitious goal, yet we believe it can be achieved. Working with stakeholders, driving concerted action and thinking out of the box, Novo Nordisk is changing diabetes. This report provides some examples. To learn more, or to get involved in some of the work, please get in touch.

Enjoy reading!

A year in the life of Novo Nordisk

Factory expansion
11January: A factory expansion inClayton, North Carolina, results in doubled insulin filling capabilities, a new assembly and packaging line, and administration and storage space. Page 12.

Goodbye to an icon
8 March: Outgoing Chairman of the Board Mads Øvlisen, a Novo Nordisk icon, bids farewell to shareholders at the Annual General Meeting. Sten Scheibye takes over as Chairman of the Board. Pages 112–113.

Natural killer cells
5 April: Novo Nordisk and Innate Pharma SA announce partnership to develop medicines targeting one of the body’s first lines of defence against cancer and infections: natural killer cells. Pages 34–35.

Climate agreement 23 January: Novo Nordisk and the World Wide Fund for Nature sign an agreement in which the company pledges to reduce its CO2 emissions. Page 48.

CEO rings closing bell at the NYSE
7 February: Novo Nordisk celebrates the 25th anniversary of the company’s listing on the exchange. Pages 115–116.

US research facility opens
21 February: Opening of Novo Nordisk Research US, the first haemostasis research facility in the United States dedicated to life-threatening bleeding. Page 37.

R&D agreement
14 March: Argos Therapeutics and Novo Nordisk announce agreement to develop treatment for systemic autoimmune disorders. Pages 34–35.

US launch of Levemir®
28 March: Announcement of the US commercial availability of Levemir®, a long-acting modern insulin. Pages 24–25.

EU leaders prioritise diabetes 24 April: The European Parliament passes a Novo Nordisk-supported declaration calling for increased focus on diabetes. Pages 28–29.

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Novo Nordisk’s Vision

02–05		20–31		32–39
Welcome to Novo Nordisk		Diabetes care		Biopharmaceuticals
02	Action defines leadership	we will be		we will offer products
04	The Novo Nordisk way	the world’s leading		and services in other
		diabetes care		areas where we can
		company		make a difference
06–19
Business results
we will achieve competitive business results

		22	Diabetes care: sustaining leadership	34	Biopharmaceuticals: the portfolio expands
08	Management report and discussion	24	Focused strategy in the US targets diabetes crisis	36	Pursuing promising leads in haemophilia
16	The world of Novo Nordisk	26	Long-term presence in emerging markets pays off	38	Growth at every level
18	Pipeline overview	28	Reaching across the global health divide	39	Convenience matters
		30	A global drive to change diabetes

AERx® trials resume		Strengthened patent position	Fast grower in growth hormone market
1 May: The phase 3 trials for Novo Nordisk’s AERx® resume. The trials will involve more than 2,000 people in more than a dozen countries. Pages 22–23.		5 July: Novo Nordisk and Aradigm Corporation announce agreement through which Novo Nordisk acquires certain patent rights regarding AERx® iDMS. Pages 22–23.	2 August: In the first six months of 2006, the sales curve for the growth hormone product Norditropin® increased. Page 38.

Denmark’s best image
5 May: A Danish business magazine publishes the results of its annual image poll and Novo Nordisk comes out on top. Page 40.

	Diabetes on the agenda	Norditropin NordiFlex® pen launch	Praise for achievements
	7 June: Novo Nordisk youth panellists share a common goal: more diabetes awareness through a UN Resolution. Pages 30–31.	7 July: Novo Nordisk launches a 15 mg version of the liquid growth hormone delivery system Norditropin NordiFlex® in Japan. Page 38.	in developing countries
23 August: According to international organisations, Novo Nordisk makes invaluable contributions to changing diabetes in the world’s poorest countries. Pages 28–29.

	Liraglutide in the news	NovoRapid® approval
	13 June: New data on liraglutide, Novo Nordisk’s GLP-1 analogue, is launched at the American Diabetes Association’s annual session. Pages 22–23.	31 July: The European Commission approves NovoRapid®, a rapid-acting modern insulin, for use by pregnant women with diabetes. Pages 22–23.

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40–43		44–49		50–116
Challenging workplace		Values in action		Accounts and notes
a job here		our values		consolidated financial and
is never		are expressed in		non-financial statements
just a job		all our actions
				52	Financial and non-financial highlights
42	People bring engagement to work	46	Business ethics training deals with dilemmas	54	Consolidated financial statements
43	Learning leadership	47	Responsible sourcing revisiting the strategy	90	Consolidated non-financial statements
		48	Climate strategy puts energy efficiency in	105	Management statement and
			the spotlight		auditors’ reports

Shareholder information
				108	Corporate governance
				110	Risk management
				112	Board of Directors
				114	Executive Management
				115	Shareholder information

The Changing Diabetes Bus	Liraglutide obesity trial	Montes Claros handover	New research programmes
13 September: Novo Nordisk launches the Changing Diabetes Bus – an initiative to create more awareness of the diabetes pandemic. Pages 30–31.	6 October: Novo Nordisk announces that liraglutide will now be tested for use as a treatment for obesity. Page 11.	9 November: Novo Nordisk’s newest filling plant, located in Montes Claros, Brazil, becomes an operational production site. Pages 26–27.	12 December: EASD, the Juvenile Diabetes Research Foundation and Novo Nordisk announce two new studies that will focus on type 1 and type 2 diabetes.

Upper-gastrointestinal bleedings
Congress in Copenhagen	6 October: Due to a lack of statistical difference in treatment, Novo Nordisk decides not to pursue further clinical development of NovoSeven® within UGI bleedings. Page 11.
14 September: Copenhagen hosts the EASD annual meeting, and Novo Nordisk welcomes doctors, researchers and others interested in diabetes. Pages 30–31.

	NovoSeven® approval	Diabetes care field force expansion	UN Resolution on diabetes
	27 October: The FDA approves a new indication for NovoSeven® – acquired haemophilia, a rare and potentially fatal bleeding disorder. Pages 36–37.	30 November: In the US, plans are announced to expand the diabetes care sales force from around 1,200 to approximately 1,900 people. The expansion will take place during the first half of 2007. Pages 24–25.	20 December: United Nations adopts a Resolution on diabetes. Novo Nordisk is committed to continuing to play an active role in the ‘Unite for Diabetes’ campaign. Pages 30–31.

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Welcome letter

action defines leadership

mountable. We will change the future of diabetes. To be successful, we need to bring the best of our competences, technologies and collective resources to bear. We need to continually improve performance and stay focused on targets. We also need to find other ways to stimulate creativity, challenge assumptions, and imagine bold, new possibilities. That is the task at hand for the people at Novo Nordisk and our partners.
     At Novo Nordisk we are determined to sustain our leadership. But the leadership challenge is one that is ever-present on our agenda, and we will stay vigilant to retain and reinforce our position.
     In 2006, we paid particular attention to five key business challenges: quality, competition, innovation, organisational development and business ethics.

The quality imperative

The quality of our products and services and the way we all perform in our jobs are crucial for the prosperity of our company and, increasingly, as a differentiating factor as well. Our customers’ lives depend on the safety and efficacy of our products. It has therefore been reassuring and rewarding to see the continued strong focus on quality processes and activities. Product quality has remained high, with a declining complaint rate. And the level of regulatory compliance, as witnessed by the outcomes of numerous internal and external inspections, is also very high.

Tougher competition

Considering the magnitude of the diabetes challenge and the fact that current therapies alone cannot solve the problem, it is only natural that many companies see business opportunities in this field. For Novo Nordisk this means increased competition from established innovation-based pharmaceutical companies and from biosimilar manufacturers. To get our message across in this increasingly ‘noisy’ environment, we need to speak louder and expand our presence globally. In other words, the costs of doing business are going up. In the course of the year we have managed to improve our market position in all therapy areas and in all markets, which has helped us to achieve our goals.

The innovation challenge

Discovering new therapies for unmet medical needs in serious illnesses is what dreams are made of. There are still plenty of improvements to be made in each of the therapy areas in which Novo Nordisk has unique expertise. It has been encouraging to see the progress of our early research pipeline, giving great hopes of being able to retain our leadership within diabetes, haemostasis and growth disorders, while at the same time potentially opening up new fields such as inflammation and oncology. Furthermore, we are expanding our late-stage clinical activities to a level never seen before in our company. Product innovation is crucial for long-term value creation. And it is accompanied by innovation in many other parts of our company, including new manufacturing processes, the provision of shared services, administrative procedures, ways of interacting with our stakeholders, and many more. Innovation is made up of small and big strides alike that improve our productivity and long-term competitiveness, and give hope to and improve the lives of our customers. Just as

Today, one-tenth of the world’s population – more than 550 million individuals – has diabetes or the prestages of diabetes, and the numbers are growing day by day. This will prove to be the most significant public health challenge of the 21st century.

Put into this perspective, the promise of Novo Nordisk to change diabetes could not be more appropriate. It is therefore with great humility and satisfaction that we reflect on what we accomplished in 2006.
     A few years ago a young woman gave voice to her dream: What if the world’s eyes were opened to the stark facts that diabetes is a chronic, debilitating and costly disease that kills at least as many people as HIV/AIDS? A disease that not only affects those families whose members have to come to terms with diabetes as part of their lives and need lifelong medical treatment and care, but also has huge social and economic implications for the global society. If that happened, wouldn’t it make a world of difference?
     A few weeks ago the United Nations passed a resolution making World Diabetes Day a United Nations Day to be observed by the member states, organisations and people around the world as an occasion to raise public awareness of diabetes and its consequences. This is an important milestone on the way to making that dream come true.
     Clare Rosenfeld, the young woman mentioned above, was seven years old when she was diagnosed with type 1 diabetes. Since the age of 12 she has been campaigning to bring attention to what diabetes does to people, and – more importantly – the urgency to defeat it. To make proper care available to everyone who needs it. And to relentlessly pursue every possible avenue to prevent it.

A movement gaining momentum

The successful ‘Unite for Diabetes’ campaign, effectively orchestrated by the International Diabetes Federation, will stand as a milestone for this effort. It was sparked by Clare Rosenfeld’s bold vision, and, thanks to the tireless efforts of thousands of people, the diabetes community has come together as a powerful coalition with a voice that resonates with policy-makers throughout the world.
     Novo Nordisk is proud to be a part of this movement. Our aspiration is to defeat diabetes by finding better methods of diabetes prevention, detection and treatment. We work actively to promote collaboration between all parties in the healthcare system to achieve common goals. In the fight against diabetes, industry can take the lead, offer itself as a partner and be a catalyst for change, but governments must do their part to achieve sustainable impact.

The leadership challenge

Stopping the pandemic spread of diabetes and securing access to proper care for all who need it are daunting tasks – but not unsur-

2	Novo Nordisk Annual Report 2006

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importantly, it is a key factor in making our company an exciting place to work.	These business principles find a lot of resonance across the organisation and help us make the company stand out both as a business partner and as an employer.

Transformational growth
Ethical business conduct
Globalisation is a huge opportunity for our company to gain access to more markets, to recruit new talents and to source our products and services from where they can be most efficiently produced. This requires a clear strategy that determines how and where functions are best performed. We believe that certain jobs, particularly in Denmark, will be more specialised, and at the same time we anticipate that job creation will predominantly take place abroad. This transformation is ongoing in our company; thousands of people are upgrading their competences for the benefit of Novo Nordisk and to secure their future employability.
Global growth underlines the need for a clear values-oriented company culture. The Novo Nordisk Way of Management and our vision set the direction for where Novo Nordisk wants to go and how we are going to get there. It aims to inspire everyone at Novo Nordisk to make their contribution to shaping the future of the company.
Remaining a trusted business partner requires transparency in all aspects of our business. We disclose our activities in clinical trials. We have procedures in place and offer training for everyone within purchasing, marketing practices and management. We will ensure that governance of third-party contracts lives up to the current standards described in our Business Ethics Policy. This is a long-term process aimed at protecting our company’s reputation and the integrity of our people.

Competitive business results

Being focused is a particular strength of Novo Nordisk. We will achieve competitive business results so that we can build a sustainable business. Strong business growth combined with productivity improvements in manufacturing, administration and corporate functions has allowed us to increase our investment in research and development as well as our presence in the marketplace to strengthen our long-term prospects. Most notably, we have been able to better utilise our plants and equipment, with the result that we have expanded our capacity, decreased our unit costs, sustained quality, and postponed significant future capital expenditures.
      This achievement is in spite of adverse developments in Novo Nordisk’s basket of currencies versus the Danish krone emphasising that financial performance in 2006 was very strong. Sales growth exceeded our expectations and, combined with the substantial productivity improvements, has allowed us to invest for the future while still improving our return on invested capital in line with our long-term financial goals.
     Consequently, we note with great pleasure that our shareholders have seen a significant appreciation of their holdings in Novo Nordisk – and we are grateful for their continued commitment and trust in the company.
     Novo Nordisk enters 2007 as a very healthy business, well positioned for future growth and prosperity. This is the result of the efforts of 23,613 Novo Nordisk people working together on a mission. It is thanks to their imagination, ingenuity, dedication and hard work that Novo Nordisk continues to be a very special company.
And it is through examples like Clare Rosenfeld that we all at Novo Nordisk find a strong sense of direction and mobilise personal leadership, which makes our jobs truly rewarding.

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The Novo Nordisk way

the novo nordisk way

     Organisational development is assessed through an annual Organisational Audit, commissioned by the Board of Directors and Executive Management. This process, conducted at the senior management level, includes an assessment of ‘linking business and organisation’ and succession management, and takes both a retrospective and a forward-looking perspective.
     Annual reporting accounts for financial and non-financial performance against short-term and long-term targets, strategies, activities, and key business risks and opportunities. Novo Nordisk has adopted the Balanced Scorecard as the company-wide management tool for measuring progress. As part of the remuneration package, individuals are rewarded for performance that meets or exceeds the financial and non-financial targets in the Balanced Scorecard, which comprise corporate, unit-specific and individual targets.

The Novo Nordisk Way of Management is the framework for how the company does business. It consists of three elements: the Vision, the Charter, and a set of 13 global company policies.
     The Vision sets out the direction for Novo Nordisk. It expresses what Novo Nordisk is striving for, how the company works, and how it is guided by its values in its endeavours to find the right balance between commercial interests and the obligations of a responsible business.
     The Charter describes the company’s values, which underpin its commitment to the Triple Bottom Line and sustainable development, its Fundamentals – 11 management principles – and follow-up methods to provide ongoing systematic and validated documentation of performance in respect of the Novo Nordisk Way of Management.
     The global company policies set global standards and give operational guidelines within 13 specific areas: bioethics, business ethics, communication, environment, finance, global health, health and safety, information technology, legal, people, purchasing, quality and risk management.
     The follow-up methodology has three key components:
     Facilitation is a specific follow-up method that is unique to companies in the Novo Group. It is used to provide systematic and validated documentation of how the values are lived in the company and of the compliance levels with the Novo Nordisk Way of Management. The result of facilitations is part of the annual Organisational Audit.
     The head of Facilitation & Development reports to Lise Kingo, executive vice president and chief of staffs (COS), and, like the head of Group Internal Audit, has a formal reporting line to the chairman of the Audit Committee.
     The global facilitator team consists of senior people with deep insight into the business who focus on broad themes that are central to the business such as business ethics, diversity and globalisation. The team also helps educate new managers in the Novo Nordisk Way of Management and how it is applied in practice.

The Novo Nordisk Way of Management

novonordisk.com/annual-report Click: who we are/management

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The Triple Bottom Line business principle	Environmentally sound decisions address the company's impact on the external environment as well as the bioethical implications of its activities. Examples are environmental management, safe uses of genetic engineering, a strategy to combat climate change, and consideration for the welfare of experimental animals.

Novo Nordisk ‘strives to conduct its activities in a financially, environmentally and socially responsible way’. This statement is anchored in the Articles of Association and embraces the principles upon which the company was founded.
     This formal commitment to sustainable development and balanced growth has been built into the corporate governance structures, management tools and individual performance assessments.
     The Triple Bottom Line is a broad business principle that ensures that decision-making balances financial growth with corporate responsibility, short-term gains with long-term profitability and shareholder return with other stakeholder interests. It implies that any decision should always seek to balance three considerations: Is it eco-nomically viable? Is it socially responsible? And is it environmentally sound?

Economically viable means managing the business in a way that ensures corporate profitability and growth and seeks to leave a positive economic footprint in the community. Examples are consistent delivery of solid financial results, business-ethical conduct and health-economic considerations.
     Socially responsible implies caring for people. For Novo Nordisk, this applies to the people who rely on the company’s products and to employees. It also considers the impact of the business on society. Examples include initiatives to improve access to health, diversity and equal opportunities in the workplace, health and safety, human rights and community engagement.

Priorities and targets

Long-term priorities and objectives are identified through a 10-year Strategic Planning Process, which is updated annually and informed by trendspotting and 20-year diabetes scenarios, which are revisited every three years. This plan identifies opportunities for growth, risks and mitigations, and forms the basis for annual target-setting in the company’s Balanced Scorecards. To ensure focus on shareholder value, long-term targets are set for financial and non-financial performance.

Engaged with stakeholders

Novo Nordisk holds itself accountable to the company’s shareholders and other stakeholders, including individuals or groups affected by its business in local communities. Key stakeholder groups are people with diabetes and others whose healthcare needs it serves, healthcare professionals, policy-makers, educators, employees, investors, suppliers and other business partners as well as media, interest groups and other opinion-formers. To better manage emerging risks and act on opportunities, Novo Nordisk proactively maintains engagement with a broad range of stakeholders within its sphere of influence.

Novo Nordisk’s Vision

We will be the world’s leading diabetes care company	We will offer products and services in other areas where we can make a difference	We will achieve competitive business results	A job here is never just a job	Our values are expressed in all our actions

Our aspiration is to defeat diabetes by finding better methods of diabetes prevention, detection and treatment. We will work actively to promote collaboration between all parties in the healthcare system in order to achieve our common goals.	Our research will lead to the discovery of new, innovative products, also outside diabetes. We will develop and market such products ourselves whenever we can do it as well as, or better than, others.	Our focus is our strength. We will stay independent and form alliances whenever they serve our business purpose and the cause we stand for.	We are committed to being there for our customers whenever they need us. We will be innovative and effective in everything we do. We will attract and retain the best people by making our company a challenging place to work.	Decency is what counts. Every day we strive to find the right balance between compassion and competitiveness, the short and the long term, self and commitment to colleagues and society, work and family life.

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Business results

we will achieve
competitive
business results

Delivering value to shareholders is one key measure of business success. Another is earning and maintaining the trust that sustains the company’s licence to operate and innovate. At Novo Nordisk we hold ourselves accountable to the company’s shareholders and other stakeholders and proactively maintain engagements with a broad range of stakeholders. This approach is a way to better manage risks and act on opportunities.
     In a global economy, the competition for market share is increasingly fierce. The challenge of sustaining diabetes leadership while building a broader business is vividly present to everyone in the company. There is competition in the marketplace. There is pressure from public healthcare systems to contain costs, paired with a demand for improved treatment and better access to care that is bigger than ever. And there is pressure from regulatory bodies for compliance and control. These challenges translate into an increased focus on high performance, cost consciousness and a quality mindset, but even more so, they highlight the need to stimulate innovation and the ability to put new ideas into action.
     Operational excellence is one response that is delivering value on the bottom line and takes the long-term view. By eliminating activities that do not create value, resources can be directed at those activities that stimulate innovation. An improved operating margin and efficiency gains in production make it possible to allocate additional funds to research and development and strengthen sales forces as an investment for the future.
     Novo Nordisk’s global expansion has been achieved with just a few redundancies in the Danish organisation. We have expanded the production capacity to meet current and future demands for our products, and more efficient production methods secure continued growth at competitive costs.

Focus is our strength

Being a global healthcare company and a leader in our field entails a responsibility to maximise profitability and contribute to sustainable development and balanced growth. This is the foundation for the Novo Nordisk way of doing business.
     Novo Nordisk is poised for continued growth, with a strong presence in mature markets, in emerging economies and also in less resourceful parts of the world. We believe that the company’s solid and sustained performance demonstrates the business rationale for taking a broad, long-term approach. It helps us navigate in a complex business environment, and it is a way to maintain the licence to operate and innovate.
     Focus is of the essence. Our priorities are clear: We will sustain the lead in the fight against diabetes and expand the biopharmaceuticals business. We will strengthen our global presence. And we will take an active part in the society of which we are part. That way we will stay a healthy business.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action

Management report
and discussion

2006 in brief

Novo Nordisk is pleased to report on yet another year with solid double-digit growth in sales. The key contributors to growth are Novo Nordisk’s strategic products: the complete portfolio of modern insulins, NovoSeven® and growth hormone.

Sales
Reported sales increased by 15%.
Sales of modern insulins (insulin analogues) increased by 48%.
Sales of NovoSeven® increased by 11% and sales of Norditropin® increased by 19%.
Sales in North America increased by 29%, and sales in International Operations increased by 17%.

Profit
Reported gross profit increased by 19%, reflecting continuous productivity improvements, thereby expanding the gross margin by 2.5 percentage points to 75.3% .
Operating profit increased by 13% to DKK 9,119 million. Measured in local currencies operating profit increased by 15%.
Net profit increased by 10% to DKK 6,452 million, and earnings per share (diluted) increased by 12% to DKK19.99.

Equity
The ongoing share repurchase programme has been increased to DKK10 billion and is now expected to be finalised before the end of 2008. At the Annual General Meeting on 7 March, the Board of Directors will propose a 17% increase in dividend to DKK 7.00 per share of DKK 2.

Research and development
Within diabetes care, patient recruitment was completed in the phase 3 trial for liraglutide, the once-daily human GLP-1 analogue, and AERx® iDMS, the inhalable insulin, entered phase 3 clinical trials.
Within biopharmaceuticals, patient recruitment was completed in the phase 3 trial for the use of NovoSeven® in intracerebral haemorrhage (ICH). Three NovoSeven® phase 2 trials were completed: traumatic brain injury, spinal surgery and upper-gastrointestinal bleeds.

Changing diabetes campaign
In 2006 Novo Nordisk communicated its changing diabetes messages globally and drove initiatives to improve prevention, treatment and care. Novo Nordisk actively supported the campaign for a UN Resolution on diabetes, which was adopted on 20 December, and intends to take active leadership in its implementation.

Climate strategy
Significant progress was made towards achieving the CO2reduction goal as part of the Climate Savers agreement; energy savings and cost optimisations were identified following energy screenings at 10 of the 13 production sites.

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Business performance

2006 was another year of solid double-digit sales growth for Novo Nordisk in an industry otherwise characterised by patent expiries and a challenging growth outlook. Reported sales increased by 15% to DKK 38,743 million and by 16% measured in local currencies, significantly higher than the expectations for growth in sales communicated in January 2006.
     The underlying growth in the insulin market and the conversion to modern insulins in easy-to-use prefilled devices were the main contributors to the continued strong demand for Novo Nordisk’s insulin products in 2006. The company has seen significant sales growth for all products in the complete portfolio of modern insulins: Levemir®, the long-acting insulin, NovoMix® 30, the premixed formulation of rapid-acting and intermediate-acting insulin, and NovoRapid®, the rapid-acting insulin.
     Within biopharmaceuticals, NovoSeven® continued to be the leading product and is the only recombinant treatment option for haemophilia patients with inhibitors. In the growth hormone market Novo Nordisk is gaining market share and now has 22% of the global market, driven by Norditropin NordiFlex®, a liquid formulation of growth hormone in an easy-to-use prefilled device.
     Operating profit increased by 13% to DKK 9,119 million from DKK 8,088 million in 2005, significantly higher than the expectations for growth in operating profit communicated in January 2006. Measured in local currencies operating profit increased by 15%.
     The operating margin for 2006 was realised at 23.5%, slightly below the 24.0% achieved in 2005. This development reflects a negative currency impact as well as the absence of non-recurring income in 2006.
     Return on invested capital (ROIC) was 25.8% compared to 24.7% in 2005 and thereby continued the positive trend, which led Novo Nordisk to increase the long-term target to 30% in connection with the release of the annual results for 2005.
     The cash to earnings ratio for the year was 73%, down from 82% in 2005 being impacted by significant tax-related payments in 2006. The cash generation has thus been consistently ahead of the long-term financial target since the large capital expenditure programme was completed in 2002. See the financial highlights on p 52 and the consolidated financial statement on pp 54–89.
     The solid business performance was underpinned by good progress towards non-financial goals. See the non-financial highlights on p 53 and the consolidated non-financial statements on pp 90–99.

Diabetes care

The strategy in diabetes care is to sustain leadership via focus on modern insulins and delivery devices, while developing novel antidiabetic agents and next-generation insulins. See pp 22–23.
     Sales of diabetes care products increased by 16% in Danish kroner to DKK 27,866 million compared to 2005. Measured in local currencies the increase was 17%.
     The operating profit from the diabetes care segment increased by 23% following solid sales growth and significantly improved production costs. Sales and distribution costs increased mainly as a result of the sales force expansion in the US and other key markets and promotion activities related to the global roll-out of Levemir®. Research and development costs increased by 23% reflecting significant investments in the two key late-stage development projects, liraglutide and AERx® iDMS.

Sales performance
Modern insulins, human insulin and insulin-related products
Sales of modern insulins (insulin analogues), human insulin and insulin-related products increased by 16% to DKK 25,882 million in Danish kroner and by 17% measured in local currencies. All regions contributed to the sales growth and the largest contributors were North America and Europe. Novo Nordisk is the global leader within the insulin segment, with 52% of the total insulin market and 39% of the modern insulin segment, both measured by volume.
     Sales of modern insulins increased by 48% in Danish kroner in 2006 to DKK 10,825 million and by 50% measured in local currencies. Sales of modern insulins contributed with 69% of the overall growth in local currencies, and all regions contributed to growth.

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North America
Sales in North America increased by 41% in both Danish kroner and local currencies in 2006. The complete portfolio of modern insulins, NovoLog®, NovoLog® Mix 70/30 and Levemir®, continues to be the main contributor to growth. In addition, more than one-third of modern insulin sales in the US are in the leading, prefilled, ready-to-use device, FlexPen®. Novo Nordisk is the leader in the US insulin market, holding more than 41% volume market share of the total market, and has also increased volume market share in the market for modern insulins to more than 27%, reflecting market share gains in all three segments, short-acting, premixed and long-acting. Sales of human insulin products also increased due to higher volume as well as higher average prices. See pp 24–25.
     As previously communicated Novo Nordisk has decided to expand the US diabetes field force from 1,200 to 1,900 people. The expansion process has been initiated and is still expected to be finalised during the first half of 2007. The expanded field force will make it possible to reach more primary care physicians and increase the frequency of visits to both primary care physicians and diabetes care specialists.

International Operations
Sales in International Operations increased by 14% in both Danish kroner and local currencies. The sales development during 2006 reflects robust performance of primarily modern insulins, but also human insulin contributed to growth. Whereas Russia and Turkey are the main contributors to growth for modern insulins in International Operations, China continued to be the most significant overall growth driver in 2006, contributing more than 40% of the total insulin sales growth in International Operations. In 2006, the quarterly distribution of sales in International Operations was more even compared to previous years, in line with the expectation communicated at the beginning of 2006. Sales in the second half of the year were negatively impacted by the loss of a federal tender in Brazil. See pp 26–27.

Europe
Sales in Europe increased by 10% measured in both Danish kroner and in local currencies. The complete portfolio of modern insulins, NovoRapid®, NovoMix® 30 and Levemir®, was the primary contributor to growth during 2006. Novo Nordisk is the market leader in the European insulin market with a 57% share of the total market and 48% of the modern insulin segment, both measured by volume.

     In Germany Novo Nordisk has agreed new rebate structures for rapid-acting modern insulins with a majority of healthcare funds, thereby securing access to modern insulins for the majority of people with type 2 diabetes. See pp 28–29.

Japan & Oceania
Sales in Japan & Oceania were largely unchanged measured in Danish kroner and increased by 6% in local currencies. Sales in Japan were negatively impacted by a mandatory reduction in reimbursement prices as of 1 April 2006. The sales development reflects sales growth of modern insulins, NovoRapid® and NovoRapid Mix® 30. Novo Nordisk continues to be the clear market leader in the Japanese market holding 74% of the insulin market and 62% of the modern insulin segment, both measured by volume.

Oral antidiabetic products (NovoNorm®/Prandin®)
Sales of oral antidiabetic products increased by 16% in Danish kroner to DKK 1,984 million and by 17% in local currencies compared to last year, primarily reflecting increased sales in North America and International Operations. While North America benefited from higher volumes and higher average prices, the positive sales performance in International Operations was primarily due to higher sales in China, where the reimbursement conditions improved compared to 2005.

Clinical trials by therapy area – 2006 highlights

	Diabetes care	Biopharmaceuticals

Seven phase 3 programmes	Human GLP-1: liraglutide Inhalable insulin: AERx® iDMS Metformin-fixed combination tablet: NovoNorm®	New NovoSeven® indications: intracerebral haemorrhage (ICH) and trauma Hormone replacement therapy: Vagifem® low-dose and Activelle® low-dose

Seven phase 2 programmes	New liraglutide indication: obesity; prepared for phase 2 programme	New NovoSeven® indications: spinal surgery, cardiac surgery, traumatic brain injury and prophylactic treatment
Human growth hormone – new indication: adult patients in chronic dialysis Oncology, malignant melanoma: IL-21

Five phase 1 programmes	Second-generation modern insulin: NN5401, NN344	NovoSeven® analogue: NN1731 Factor XIII: cardiac surgery Oncology, acute myeloid leukaemia: anti-KIR

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Research and development progress
During 2006, Novo Nordisk initiated a global phase 3 study for the use of liraglutide, the human GLP-1 analogue, in people with type 2 diabetes, and recruitment of all 3,800 patients was completed. Novo Nordisk also decided to initiate a phase 2 dose-ranging study for the potential use of liraglutide as an antiobesity agent for obese, non-diabetic persons. Furthermore, a global phase 3 study for AERx® iDMS, the pulmonary insulin, was initiated, and recruitment is ongoing.
     As communicated on 15 January 2007, Novo Nordisk has decided to discontinue research and development activities within the oral antidiabetic (OAD) segment and, instead, focus exclusively on therapeutic proteins, a key competence area for the company. As a consequence, all existing preclinical OAD projects and NN9101 (a glucokinase activator project currently in phase 1 clinical testing) are expected to be out-licensed.

Regulatory approvals
In 2006, Novo Nordisk received marketing authorisation from the European Commission for a label extension for NovoMix® 30, enabling diabetes patients in Europe to begin insulin therapy with a simple once-daily injection regimen.
     The European Commission also approved a label expansion for NovoRapid® to be used during pregnancy. The label expansion is a result of Novo Nordisk’s continued focus on expanding labels for the portfolio of modern insulins.
     In Europe, Novo Nordisk has received a positive opinion from the regulatory authorities for the use of Levemir® in combination treatment with oral antidiabetics (OAD) for people with type 2 diabetes. Following this, Novo Nordisk expects to receive marketing authorisa-tion from the European Commission during the first half of 2007.

Biopharmaceuticals

The strategy in biopharmaceuticals is to expand the portfolio within haemostasis management, growth deficiency and hormone replacement therapy, and to build a presence in immunotherapies. Sales of biopharmaceutical products increased by 12% measured in Danish kroner to DKK 10,877 million and by 13% in local currencies compared to last year.
     The operating profit from the biopharmaceuticals segment increased by 3%, reflecting solid sales growth and significant investments in clinical development activities. Research and development costs increased by 27% reflecting investments in key late-stage development projects with NovoSeven® as well as in building a portfolio of projects in immunotherapies. See pp 34–35.

Sales performance
NovoSeven®
Sales of NovoSeven® increased by 11% in Danish kroner to DKK 5,635 million and by 12% in local currencies compared to 2005. Sales growth for NovoSeven® in 2006 was realised in all regions with International Operations and Europe as the main contributors. In the fourth quarter of 2006, sales growth of NovoSeven® in North America picked up but was partially countered by a lower level of tender sales in International Operations. The growth in sales of NovoSeven® during 2006 reflected increased sales within the congenital inhibitor and acquired haemophilia segments as well as a perceived higher level of investigational use. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 19% measured in Danish kroner to DKK 3,309 million and by 21% measured in local currencies. While all regions contributed to growth, supported by the continued success of the prefilled delivery device, NordiFlex®, North America remains the primary growth driver. Sales in Japan were negatively impacted by a mandatory reduction in reimbursement prices as of 1 April 2006. Novo Nordisk continues to consolidate its position as the second-largest company in the global growth hormone therapy market holding 22% of the total market measured in value.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related products, increased by 2% in Danish kroner to DKK 1,933 million and by 3% measured in local currencies. Novo Nordisk continued to gain market share in an overall flat market for hormone replacement therapy-related products during 2006.

Research and development progress
Recruitment for the phase 3 trial for use of NovoSeven® in ICH was completed in 2006. Furthermore, Novo Nordisk has finalised three phase 2 trials for NovoSeven® in traumatic brain injury, upper-gastrointestinal bleeds and spinal surgery. In 2007, the first phase 3 data for the use of NovoSeven® outside of haemophilia are expected to be presented.
     Based on positive results from a phase 2 clinical trial, Novo Nordisk decided to initiate phase 3 for use of Norditropin® in adult patients in chronic dialysis (APCD). The trial is expected to be initiated in 2007.
     Further, the company will continue to offer a range of improved, low-dose products for hormone replacement therapy (HRT). See key pipeline progress on pp 18–19.

Regulatory approvals
In 2006, the FDA approved NovoSeven® in the US for the treatment of bleeding episodes and the prevention of bleeding in surgical interventions or invasive procedures in patients with acquired haemophilia with inhibitors. NovoSeven® was approved for the treatment of acquired haemophilia in Europe in 1997 and Japan in 2004.

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     In Europe, Novo Nordisk has received a positive opinion from the regulatory authorities for the use of a single high dose of NovoSeven® for the treatment of mild and moderate bleeding events in haemophilia patients with inhibitors. This new regimen is expected to reduce the need for repeated dosing, minimise disruption to daily life and, hence, to be a convenient alternative for haemophilia patients with inhibitors. Novo Nordisk expects to receive marketing authorisa-tion from the European Commission during the first half of 2007.
     Within hormone replacement therapy, Novo Nordisk has received a marketing approval from the FDA for a low-dose version of Activella® (Activelle® in Europe), a continuous-combined hormone replacement therapy product.

Operating performance

The gross margin improved significantly in 2006 to 75.3%, up from 72.8% in 2005. The improvement in the gross margin reflects continued productivity improvements, but also an improved product line and higher average prices in the US. The ongoing efforts to increase productivity cover all key processes in manufacturing: fermentation, recovery and purification at the sites in Denmark, and formulation, filling and packaging at sites in Denmark, the US, France, Brazil, Japan and China.
     Part of the productivity improvement is also continued efforts to utilise energy and water more efficiently in the production processes. In 2006, a new measure of water and energy efficiency relative to production, Eco Intensity Ratios (EIR), showed improved performance in both diabetes care and biopharmaceuticals.
     Total non-production-related costs increased by 20% to DKK 20,311 million. Sales and distribution costs increased by 20% in 2006, primarily reflecting the expansion during the fourth quarter of 2005 of the US diabetes care sales force and costs related to the US launch of Levemir®, which was initiated by the end of the first quarter of 2006. Also included in sales and distribution costs are financial provisions and costs for ongoing legal disputes. Research and development costs increased by 24% in 2006, which primarily reflects a high number of late-stage clinical trials as well as a higher level of spending on research projects in both diabetes care and biopharmaceuticals.
     Total costs related to depreciation, amortisation and impairment losses in 2006 were DKK 2,142 million compared to DKK 1,930 million in 2005.
     Licence fees and other operating income in 2006 were DKK 272 million, compared to DKK 403 million in 2005, reflecting a lower level of non-recurring income in 2006.

Net financials and tax
Net financials showed a net income of DKK 45 million in 2006 compared to an income of DKK 146 million in 2005. Included in net financials is the result from associated companies with an expense of DKK 260 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc., compared to an income in 2005 of DKK 319 million. The income in 2005 included a non-recurring gain in the first quarter of 2005 of around DKK 250 million from a sale of shares in Ferrosan A/S as well as a non-recurring accounting gain of around DKK 200 million from a secondary offering of shares in ZymoGenetics, Inc. in August 2005. Also included in net financials in 2006 were non-recurring capital gains of around DKK 150 million from divestment of shares in other companies, primarily realised during the fourth quarter when a gain of more than DKK 100 million was recorded from the sale of a minority shareholding in Domantis Ltd, a UK biotechnology company.
     The foreign exchange result was an income of DKK 141 million compared to a loss of DKK 40 million in 2005, primarily reflecting a higher level of foreign exchange hedging gains in 2006, in particular during the fourth quarter as a consequence of the depreciation of especially the US dollar and the Japanese yen versus the Danish krone.
     The effective tax rate for 2006 was 29.6%, an increase from 28.8% in 2005 and in line with the previously communicated expectations for the year. The slightly higher effective tax rate for 2006 is partly reflecting a positive impact from the re-evaluation of the company’s deferred tax liabilities in connection with the reduction of the Danish corporate income tax rate from 30% to 28% in 2005.
     Net profit was realised at DKK 6,452 million, an increase of 10% compared to 2005.

Capital expenditure and free cash flow
Net capital expenditure for property, plant and equipment for 2006 was DKK 2.8 billion, slightly below the expectations communicated in January 2006. The lower investment level is due to the solid production base built in previous years and productivity improvements at existing facilities. The main investment projects in 2006 were the expansion of purification and filling capacity for insulin products, as well as purification capacity for liraglutide.
     Free cash flow for 2006 was DKK 4.7 billion, significantly above the expectations communicated in January 2006.
     Novo Nordisk’s financial resources at the end of 2006 were DKK 11.4 billion; unchanged compared to 2005. Included in the financial resources are undrawn committed credit facilities of approximately DKK 7.5 billion.

Equity
Total equity was DKK 30,122 million at the end of 2006, equal to 67.4% of total assets, compared to 65.9% in 2005.
Proposed dividend and reduction of share capital
At the Annual General Meeting on 7 March 2007, the Board of Directors will propose a 17% increase in dividend to DKK 7.00 per

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share of DKK 2, corresponding to a pay-out ratio of 34.4% compared to 33.2% for the financial year 2005. No dividend will be paid on the company’s holding of treasury B shares.
     In order to maintain capital structure flexibility the Board of Directors will also propose a reduction in the B share capital, by cancellation of nominally DKK 26.96 million (13,480,000 shares of DKK 2) of current treasury B shares, to DKK 539,472,800. This corresponds to a 4% reduction of the total share capital.

Treasury shares and share repurchase programme
As per 30 January 2007, Novo Nordisk A/S and its wholly-owned affiliates owned 19,713,069 of its own B shares, corresponding to 5.85% of the total share capital.
     During 2006, Novo Nordisk repurchased 7,468,957 B shares at an average price of DKK 402 per share, equal to a cash value of DKK 3.0 billion. The Board of Directors has approved an increase by DKK 4 billion in the ongoing DKK 6 billion share repurchase programme, bringing the total value of the share repurchase programme to DKK 10 billion. The programme is now expected to be finalised by the end of 2008 as compared to the previously communicated completion time by the end of 2007.

Legal issues
Novo Nordisk is party to a number of legal cases. See an overview of current legal issues and information on contingencies for pending litigation on pp 87–88.

Non-financial performance

In 2006, Novo Nordisk continued the good performance in terms of managing direct and indirect economic, environmental and social impacts in areas of strategic importance.

Economic impacts
In 2006, Novo Nordisk created 1,165 new positions globally and had 23,172 full-time positions, measured as full-time equivalents (FTE) at the end of the year. This is an increase of 5% compared to 2005 and reflects increased activities in all business areas. These positions trans-

late into 59,100 indirect global jobs in the supply chain. Novo Nordisk’s economic contribution to overall economic wealth for the Danish society was 2.2% of Gross Value Added (GVA) in 2006. See the cash value distribution on p 94.

Environmental impacts
A long-term goal was set in 2006 for an absolute reduction of CO2 emissions: by 2014 to have reduced CO2 emissions by 10% compared to 2004 emission levels. In 2006, total emissions were 235,000 tons, compared with 228,000 tons in 2005. As part of the reduction strategy, energy screenings were initiated at 10 of the 13 production sites, and projects with significant CO2 reduction potentials were identified. These projects are expected to be implemented during 2007.
     In 2006, Eco Intensity Ratios (EIR) showed improved performance in both diabetes care and biopharmaceuticals for energy and water.
     Screening reports show a potential for energy savings of at least 16,000 tons CO2. Novo Nordisk is confident that in the period 2005–2014 the company will be able to identify energy efficiency projects with reduction potential of 30,000 tons CO2 with a pay-back time of less than four years.
     Compliance remains a high priority. Preventive measures are beginning to show results: the number of breaches of regulatory limit values has decreased by 30% from 2005 to 2006. In the same period, however, the number of accidental releases has increased by 29%. This increasing number reflects particular efforts focused on cooling equipment, improved registration, and hence also a higher number of reported releases than previously. It is assessed that the registered breaches and accidental releases have had no or only minor impact on the external environment. There will be continued focus on legal compliance and preventive measures in 2007.
     During 2006, a total of 256 suppliers were evaluated on their environmental and social performance, accounting for 18.4% of the total value of Novo Nordisk’s purchases. All of them had a satisfactory performance.

Social impacts
By the end of 2006, Novo Nordisk employed 23,613 persons – an increase of 5% compared to 2005. The number of employees outside

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Denmark reached 47%, and it is expected that in 2007 the ratio of employees outside Denmark will exceed those working in Denmark.
     This development underscores the priority on sustaining an engaging culture. The company-wide adherence to the Novo Nordisk Way of Management continues to be highly prioritised, and in 2006, 99% of the action points arising from the facilitations were closed.
     Engagement at work is a measure of people performance. Using results of the employee survey, eVoice, the target is for the parameter ‘engaging culture’ to remain at a level of 4.0 or above on a scale from 1 to 5, with 5 being the highest score. In 2006, the consolidated score was 4.0. In 2007, units scoring below 3.5 on average on engagement-related eVoice questions must have an action plan in place before the end of the year. See p 42.
     Leadership development and lifelong learning are strategic parameters for business success. Novo Nordisk invests in continued education for all, talent pools and leadership training. In 2006, the annual spending for training, measured as average spend per employee, increased by 14% to DKK 11,293. This does not fully reflect investments in training, since on-the-job training, internal seminars and other such activities are not included. See p 43.
     Changing diabetes, Novo Nordisk’s global campaign to improve prevention, detection and care, helped put diabetes on the public and political agenda. Through its support to the International Diabetes Federation’s campaign for a UN Resolution on diabetes, Unite for Diabetes, which was adopted by the General Assembly of the United Nations in December 2006, Novo Nordisk has been engaging stakeholders and driving awareness initiatives with an estimated outreach to 31 million people in 66 countries. Other community actions, such as the Global Diabetes Walk in collaboration with the World Diabetes Foundation, support this effort. See pp 30–31.
     Novo Nordisk’s strategy to improve access to diabetes care focuses on education and advocacy (see pp 28–29). A measure of the company’s contribution to global health is the number of healthcare professionals directly educated, and direct training or treatment offered to people with diabetes. In 2006, Novo Nordisk initiated activities that brought the number of healthcare professionals directly trained or educated and the number of people with diabetes directly trained or treated up to 297,000 and 1,060,000, respectively. Novo Nordisk provided insulin for 13–15 million people with diabetes worldwide. Of these, 7 million live in Europe, North America, Japan & Oceania, the remaining 6–8 million people live in the International Operations region.

Key drivers for success
The Triple Bottom Line approach enables Novo Nordisk to deliver long-term value to the business and contribute to the global society. It has two dimensions: risk mitigation and innovation. Novo Nordisk acknowledges the company’s social contribution to the markets in which it earns its profits and seeks to make a positive economic, environmental and social footprint via its operations, global management standards, community engagement, partnerships, technology transfers and knowledge exchange. Key examples of long-term efforts with significant positive impacts are changing diabetes and the company’s climate strategy.
     Evidence of good governance and full compliance is a precondition for maintaining the licence to operate and innovate. Consistent behaviour in accordance with the Novo Nordisk Way of Management will drive adherence to global standards, ethical business practices and transparency. Stakeholder trust is another key parameter for success. To better manage emerging risks and act on opportunities, Novo

Nordisk proactively maintains engagement with a broad range of stakeholders within its sphere of influence.
     Climate change presents significant business risks in the long term, with implications for economic growth, eco-balance and social development. Novo Nordisk’s climate strategy aims to make the company better prepared for a carbon-constrained future and less vulnerable to fluctuations in energy prices. Underpinned by the cLEAN® programme, energy-saving initiatives and more use of renewable energy will result in reduced environmental impacts as well as productivity improvements.
     Innovation and high performance hinge on people’s engagement at work, leadership development and lifelong learning. These are the key parameters for success addressed by the people strategy and monitored via regular facilitations of units’ performance and annual company-wide surveys. Fair and globally consistent standards and competitive remuneration aim to attract and retain talent globally.

Long-term incentive programmes

Share-based programme
As from 2004, Novo Nordisk’s Executive Management and Senior Management Board (27 in total) participate in a performance-based incentive programme where Novo Nordisk B shares are allocated annually to a bonus pool when certain predefined business-related targets have been achieved. The annual maximum allocation of shares to the bonus pool is capped at the equivalent of eight months of salary on average per participant. The shares in the bonus pool are locked up for a three-year period before they are transferred to the executives at the expiry of the three-year lock-up period.
     Based on an assessment of the economic value generated in 2006 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 30 January 2007 approved the establishment of a bonus pool for 2006 by allocating a total of 130,750 Novo Nordisk B shares, corresponding to a cash value of DKK 45.8 million. This allocation amounts to eight months of salary on average per participant.

Share option programme
The grant of share options to approximately 425 senior employees, excluding the members of Executive Management and the Senior Management Board, in accordance with Novo Nordisk’s share option programme is subject to the achievement of shareholder value-based targets as determined by the Board of Directors. For 2006, targets were established for operating profit and return on invested capital, respectively, in addition to a number of non-financial targets.
     As the non-financial targets and the two financial targets for 2006 were achieved, a total of 1,114,542 share options will be granted at an exercise price of DKK 350 per option. This exercise price is equal to the average trading price for Novo Nordisk B shares on the Copenhagen Stock Exchange for the trading window from 28 January to11 February 2006, following the company’s release of financial results for 2005, when the terms of the option programme, including financial and non-financial targets, were approved by the Board of Directors. The options can be exercised in the period 31 January 2010–30 January 2015. The value of the share option programme is estimated to be DKK 99 million, based on the Black–Scholes model. The company’s holding of its own shares will cover this commitment.
     As from 2007, it has been decided to replace the share option programme for the approximately 425 senior employees, excluding the members of Executive Management and the Senior Management

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Board, with a share-based incentive plan in line with the plan for the members of Executive Management and the Senior Management Board implemented in 2004, as described above. The share-based incentive programme for key employees will, as is the case for the plan for the top-level executives, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The share bonus pool will operate with a maximum contribution per participant equal to four months’ salary.

Outlook 2007

Novo Nordisk expects the fundamental growth drivers of the business to remain intact in 2007. Novo Nordisk expects at least 10% growth in sales measured in local currencies for 2007. This is based on expectations of continued market penetration of Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals, as well as expectations of increased competition in the diabetes care area during 2007 due to competitors’ product launches. Given the current level of exchange rates versus Danish kroner, the sales growth rate for 2007 measured in Danish kroner is expected to be lower than the growth rate measured in local currencies.
     For 2007, operating profit measured in local currencies is expected to increase by around 15%, including an expected higher spending on the portfolio of research and development projects as well as a continued high level of spending on sales and marketing. Measured in Danish kroner the growth in operating profit is expected to be around 10%, reflecting a negative currency impact in 2007.
     For 2007, Novo Nordisk expects a net financial income of DKK 50 million.
     Given the prevailing Danish corporate tax regime, the effective tax rate for 2007 is expected to be approximately 28%, a reduction of more than one percentage point compared to the realised tax rate for 2006.
     Capital expenditure is expected to be around DKK 3 billion in 2007. Expectations for depreciations, amortisation and impairment losses are around DKK 2.3 billion, and free cash flow is expected to be around DKK 5 billion.
     All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2007. All other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as illustrated below:

Invoicing currency	Annual impact on operating profit in 2007 of a 5% movement in currency

USD	DKK 400 million
JPY	DKK 150 million
GBP	DKK 90 million
US-related	DKK 110 million

USD-related currencies include CNY, CAD, ARS, BRL, MXN, CLP, SGD, TWD and INR

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 15, 12 and 11 months, respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’.

Forward-looking statement

This Annual Report contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995.
     This relates in particular to information included under the headings ‘Risk management’, ‘management report and discussion’ and note 32, ‘Financial risk’ with reference to plans, forecasts, expectations, strategies, projections and assessment of risks.
     Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’ and similar words identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product introductions and product approvals as well as co-operations in relation thereto statements containing projections of sales, revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials statements of future economic performance
statements of the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Moreover, such statements are not guarantees of future results. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Novo Nordisk cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.
     Factors that may affect future results include, but are not limited to, interest rate and currency exchange rate fluctuations, delay or failure of development projects, interruptions of supplies and production, product recall, pressure on insulin prices, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and other legal proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, perceived or actual failure to adhere to ethical marketing practices, developments in international activities, which also involve certain political risks, investments in and divestitures of domestic and foreign companies, and unexpected growth in costs and expenses. Please also refer to pp 110–111.
     Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC), including the company’s Form 20-F, expected to be filed with the SEC in mid-February 2007.
     Forward-looking statements speak only as of the date they were made, and unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any of them, after the distribution of this Annual Report, whether as a result of new information, future events or otherwise.

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the world of
novo nordisk

Novo Nordisk is a focused healthcare company headquartered in Denmark. The company is the world leader in diabetes care and has the broadest diabetes product portfolio in the industry, including advanced insulin delivery systems.

In its other business segment, biopharmaceuticals, Novo Nordisk has a leading position within the therapeutic areas of haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk’s products are marketed in 179 countries.

Novo Nordisk has 23,613 employees in 79 countries. Of these, 4,105 work in R&D, 8,402 work in production, 6,995 work in sales and distribution, and 4,111 work in administration. The majority of the workforce, 53%, is in Denmark, where the largest production sites are located. Since 2000, the company has grown significantly and expanded globally, particularly in the US and International Operations. In 2000, Novo Nordisk employed 13,752 people; 65% were based in Denmark.

•	Production site
Bagsværd, Denmark
Chartres, France
Clayton, US
Gentofte, Denmark
Hillerød, Denmark
Hjørring, Denmark
Kalundborg, Denmark
Koriyama, Japan
Køge, Denmark
Montes Claros, Brazil
Måløv, Denmark
Tianjin, China
Værløse, Denmark

•	R&D facilities
Bagsværd, Denmark Beijing, China Gentofte, Denmark Hayward, US Måløv, Denmark New Brunswick, US

•	Clinical development centres
Beijing, China Princeton, US Tokyo, Japan Zurich, Switzerland

For an overview of the Novo Nordisk subsidiaries, see pp 100–101.

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Sales in Europe account for 38% of total sales.

Performance in Europe is primarily driven by the complete portfolio of modern insulins (insulin analogues), NovoRapid®, NovoMix® 30 and Levemir®. Novo Nordisk continues to consolidate its leadership position in the European insulin market with a 57% volume share of the total market and 48% of the modern insulin segment.

30 million people living in Europe are estimated to have diabetes, and 7 million of these are currently being treated with insulin.

Novo Nordisk has directly trained or educated 45,000 healthcare professionals through its National Changing Diabetes Programmes.

Sales in North America account for 32% of total sales.

Performance in North America is driven by the modern insulins NovoLog®, NovoLog® Mix 70/30 and Levemir®, launched in 2006. More than one-third of the sales of modern insulins are in the leading prefilled, ready-to-use device, FlexPen®. Novo Nordisk remains the leader in the US insulin market, holding more than 40% of the total volume market, and now accounts for more than 27% of the modern insulin segment.

21 million people living in North America are estimated to have diabetes, and 6 million of these are currently being treated with insulin.

Novo Nordisk has directly trained or educated 70,000 healthcare professionals through its National Changing Diabetes ProgramSM.

Sales in International Operations account for 18% of total sales.

Performance in International Operations is driven by modern insulins as well as human insulin. In some countries sales are based on public tenders, and outcomes of these can have a notable positive or negative impact on a year’s sales. China continues to be a significant growth driver, contributing more than 40% of the insulin sales growth.

187 million people living in countries within International Operations are estimated to have diabetes, and 10–13 million of these are currently being treated with insulin.

Novo Nordisk has directly trained or educated 124,000 healthcare professionals through its National Changing Diabetes Programmes.

Sales in Japan & Oceania account for 12% of total sales.

Performance in Japan & Oceania reflects the sales growth of the modern insulins NovoRapid® and NovoRapid Mix® 30.

8 million people living in Japan & Oceania are estimated to have diabetes, and 1 million of these are currently being treated with insulin.

Novo Nordisk has directly trained or educated 58,000 healthcare professionals through its National Changing Diabetes Programmes.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action pipeline
overview

Novo Nordisk’s research and development efforts focus on offering superior therapies that help save people’s lives or improve their quality of life.

In diabetes care the aim is to maintain the company’s position as the world leader. In biopharmaceuticals the aims are to expand the franchise within haemostasis and growth hormone deficiency, and to build a presence in inflammation and oncology.

The strategy is to address unmet medical needs by leveraging the company’s core capabilities within diabetes research, protein delivery and therapeutic proteins.

Phase 1
Studies in a small group of healthy volunteers, and sometimes patients, usually between 10 and 100, to test a new drug for best dosage and potential side effects.

Phase 2
Testing a drug at various dose levels in a larger group of patients to learn about side effects, the body’s use of the drug and its effect on the condition.

Phase 3
Studies in large groups of patients all over the world, comparing the new medication with a commonly used drug or placebo for both safety and efficacy.

Filed
A New Drug Application is submitted for review by various government regulatory agencies.

The R&D pipeline is updated quarterly at novonordisk.com/investors

Therapeutic area	Compound	Indication

Diabetes care	Levemir®	Types 1 and 2 diabetes
Insulin detemir

	NovoMix® 50 and	Types 1 and 2 diabetes
NovoMix® 70
Insulin aspart mix

	AERx® iDMS	Types 1 and 2 diabetes

	NN344	Types 1 and 2 diabetes

	NN5401	Types 1 and 2 diabetes

	Liraglutide (NN2211)	Type 2 diabetes

	Liraglutide	Obese, non-diabetic people

	NovoNorm® Fixed Combo	Type 2 diabetes
(NN4440)

Biopharmaceuticals	NovoSeven®	Bleeding in emergencies,
	Intracerebral haemorrhage	intracerebral haemorrhage

	NovoSeven®	Bleeding in emergencies, trauma
Trauma

	NovoSeven®	Elective surgery, cardiac surgery
Cardiac surgery

	NovoSeven®	Elective surgery, spinal surgery
Spinal surgery

	NovoSeven®	Bleeding in emergencies,
	Traumatic brain injury	traumatic brain injury

	NovoSeven®	People with haemophilia with
	Prophylactic treatment	inhibitors

	rFVIIa	Haemostatic agent
Analogue

	rFXIII	Elective surgery, cardiac surgery
Cardiac surgery

	Norditropin®	Adult patients in chronic dialysis
	Dialysis patients	(APCD)

	Activelle®	Hormone replacement therapy
Low-dose

	Vagifem®	Hormone replacement therapy
Low-dose

	IL-21	Oncology, malignant melanoma

	Anti-KIR	Oncology, acute myeloid leukaemia

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Description	Phase 1	Phase 2	Phase 3	Filed

A soluble basal modern insulin with neutral pH and a mechanism of protraction that pro-vides a smooth and predictable action profile and offers a longer duration of action com- pared with conventional NPH. Approved in Europe and the US. Filed in Japan.

Premixed formulations of the rapid-acting modern insulin, insulin aspart. Provide a combined rapid- and intermediate-acting insulin effect (at the ratio of 50/50 or 70/30).

The AERx® insulin Diabetes Management System is a delivery system for inhalable insulin.

A neutral, soluble, long-acting modern insulin with a very flat and predictable action profile.

A next-generation insulin.

A once-daily, long-acting analogue of human GLP-1.

Potential benefits: reduced food intake and induced weight loss.

A tablet formulation combining the short-acting insulin secretagogue repaglinide with an insulin-sensitising agent, metformin, in a single tablet.

In a phase 2b study NovoSeven® has been demonstrated to reduce haematoma growth, improve treatment outcome and reduce mortality.

In a phase 2b study NovoSeven® has been demonstrated to reduce transfusion needs in patients with severe blunt trauma.

Potential benefits: improved haemostasis.

In a phase 2a study NovoSeven® has been demonstrated to reduce blood loss during spinal surgery.

Potential benefits: reduced intracranial bleeding.

Potential benefits: prevention of bleeding.

Potential benefits: further reduced bleeding in people with and without haemophilia.

Coagulation factor XIII plays an important role in the maintenance of haemostasis through cross-linking of fibrin and other coagulation molecules.

Potential benefits: reduced mortality.

Low-dose continuous-combined product. Approved in the US. Filed in Europe.

Low-dose topical product for vaginal application.

Immuno-stimulatory protein that helps the immune system attack tumour cells.

A fully human IgG4 monoclonal antibody.

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Diabetes care
we will be
the world’s leading
diabetes care
company

Diabetes is a pandemic. The International Diabetes Federation (IDF) projects an increase from the current 246 million people with diabetes to 380 million in 2025. Some 70% of this growth is predicted to occur in the developing world, driven by increased urbanisation, sedentary lifestyles and the adoption of diets high in fat, sugar and salt. Type 2 diabetes is now also affecting children and adolescents.
     Impaired glucose tolerance, often referred to as ‘prediabetes’, is also on the rise. IDF estimates that there could now be more than 308 million people with this condition worldwide, 60% of whom could develop diabetes. The problem is greatest in Asia, but in Africa too the data are alarming. If nothing is done to reverse the trend, many poor countries already overstretched by infectious diseases will face an insurmountable health crisis.
     Diabetes is a serious, chronic disease, but if it is detected early and treated properly, a person can lead a near-normal life. If not, it causes severe long-term complications and leads to premature death. It is also a costly disease, not so much in terms of medical costs, but because of the cost of treating late-stage complications and indirect costs borne by the individual.

Maintaining the edge

With a global insulin market share of 52% and an outreach to 13–15 million people, Novo Nordisk is clearly the leader in diabetes care. And even though the marketplace is getting crowded, our biggest and toughest competitor is diabetes. It is our aspiration to defeat diabetes by finding better methods of prevention, detection and treatment. That is what lies behind our promise of changing diabetes.
     For any person with diabetes, whether type 1 or type 2, intensive blood sugar control is of critical importance to successful treatment. And here insulin remains the only consistently effective treatment.
     We are determined to maintain our edge, aiming to offer superior treatment and delivery systems. We are the world’s largest private sponsor of diabetes research, and our research efforts focus on prevention as well as improved medical treatment. We also see a clear need for collaboration between all parties in healthcare, and we therefore seek to drive more holistic approaches centred on the needs of the person with diabetes.
     Diabetes research offers many effective tools, but science and technology alone are not the solution. To pave the way for real changes, we need to apply our knowledge and existing technologies in radically new ways by organising our efforts, partnerships and care strategies around the best value for people with diabetes. That is why we develop scenarios to explore the options. The current pharma business model is being challenged, and the healthcare system as we know it today seems unsustainable. Rather than adapting to what the future might bring, we have chosen a more proactive stance. We will shape the future of diabetes.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action diabetes care:
sustaining
leadership

The vision of eventually defeating diabetes defines the strategic direction of Novo Nordisk’s research efforts as well as the market approach to providing improved diabetes prevention, detection and care. And with the latest discoveries there is even renewed hope that the progression of the disease may be halted.
     “We have framed our strategy around the promise of changing diabetes. It is about improving the quality of life for people living with diabetes today. That is an achievable goal. With modern insulin therapy that serves individuals’ varying needs and lifestyles, people with diabetes can bring their blood sugar in control to avoid the devastating long-term complications. This is the focus of our strategy and our portfolio of advanced products and delivery systems,” says Kåre Schultz, executive vice president and chief operating officer (COO).
     Longer-term efforts will focus on research to find the cure for type 1 diabetes, and on ways of intervening to prevent the onset of type 2 diabetes. Novo Nordisk’s 20-year scenario planning helps to identify alternative futures that can shape strategic initiatives and innovative approaches. As the world leader in diabetes care, Novo Nordisk wants to be the preferred partner of healthcare professionals and policy-makers.
     “We have more than 80 years’ experience, knowledge and resources and the commitment needed for the long-term view to drive the change we want to see in diabetes,” says Kåre Schultz.

Control matters

In 2006, the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD) issued a joint consensus statement on the treatment of type 2 diabetes. They recommended tight blood sugar control and early addition of insulin therapy in patients who do not meet target goals. The two associations also concluded that insulin is the most effective of all glucose-lowering agents, with the potential to reduce any level of HbA1c in people with diabetes to, or close to, the therapeutic goal. HbA1c is a measure of a person’s average blood sugar level over a period of two to three months. Today, an estimated two-thirds of people with diabetes are not in good control.

Tailored solutions

It all comes down to choice. People with diabetes require different treatments, and requirements may change over time. By choosing the treatment best suited to the individual, there is a greater chance of an optimal outcome. Novo Nordisk’s deep knowledge of the needs of people with diabetes is an asset in a competitive environment.
     “The insulin market is growing by around 5% measured in volume, and Novo Nordisk is currently outperforming this. We are determined to keep that edge. There is evidently a potential for additional growth that we will seek to capitalise,” says Jakob Riis, senior vice president, International Marketing.
     In 2006, Novo Nordisk launched its latest modern insulin, Levemir® – already on the market in Europe for almost two years – in the US. At the ADA meeting in 2006, Novo Nordisk presented results from the German arm of the PREDICTIVE™ study, a global observational study of Levemir® in more than 30,000 people with type 1 or type 2 diabetes. The results show that treatment with Levemir® improves total gly-caemic control, and reduces weight gain.

More convenient insulin delivery

Insulin delivery is a key strategic area of diabetes research at Novo Nordisk, addressing demands for devices that offer a combination of convenience and accurate dosing. For some people with diabetes, injections are a significant barrier to insulin initiation, and therefore to optimal diabetes control. That is why the company is strongly committed to pursuing inhalable insulin as an additional delivery option.
     Novo Nordisk’s inhalable insulin project, AERx® iDMS, entered into phase 3 clinical trials in 2006. A smaller, more compact successor device to the first-generation product is in the design phase.

Liraglutide shows solid potential

The diabetes care pipeline is built around further improving Novo Nordisk’s modern insulins and new treatment options. Type 2 diabetes usually progresses over several years as the pancreas gradually

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The liraglutide molecule (left).

1 May: Researchers at Novo Nordisk
Delivery Technologies in Hayward,
California, celebrate the resumption
of the phase 3 trials for AERx® iDMS
(right).

Kylie Sims has type 1 diabetes and lives in Australia. She has reached a level of control both she and her doctor are proud of (below).

loses the ability to produce insulin and treatments lose their effectiveness
      “Today, people diagnosed with type 2 diabetes in its early phase are first offered lifestyle intervention, then oral antidiabetic agents, and eventually insulin. We believe that we can soon offer a range of new protein-based options that could dramatically change diabetes treatment,”  says Peter Kurtzhals, senior vice president, Diabetes Research Unit.
     Such treatment options include liraglutide, the first human compound in a new class of therapies for type 2 diabetes. It is a modification of the natural hormone GLP-1 (Glucagon-Like Peptide) produced in the gut. It can be described as restoring the function of ‘tired’ or worn-out insulin-producing cells.
    Liraglutide is expected to be the first human, once-daily GLP-1 product available on the market. Results from phase 2b trials presented in 2006 show improved glycaemic control and significant weight loss, which will be evaluated further during phase 3 clinical studies.
     “Liraglutide’s effect on the pancreas depends on the level of glucose in the blood,” says Peter Kristensen, project vice president for liraglutide. “For example, when glucose levels are normal or high, liraglutide improves the secretion of insulin, but if blood glucose levels are below normal, the compound has no effect. No other anti-diabetic medication can achieve that.
     “With liraglutide we have for the first time the potential to intervene in the disease progression. This will have to be investigated in long-term clinical studies,” he says.

Next-generation insulins

An additional area of diabetes research is next-generation insulins: In 2006, Novo Nordisk entered into phase 1 clinical trials with two next-generation insulins. Next-generation insulins are offering even better safety and efficacy than previous generations.
     Obesity is a major risk factor for diabetes. That is why in 2007 Novo Nordisk plans to launch a phase 2 trial of liraglutide as an antiobesity agent for treatment of obese, non-diabetic people.

What is modern insulin? A look at the Novo Nordisk diabetes portfolio

Modern insulins, also called insulin analogues, are designed to mimic the body’s own physiological insulin regulation of blood glucose levels more closely than human insulin. Modern insulins offer better glucose control, less hypoglycaemia and increased convenience, leading to fewer serious complications and better treatment outcomes.
      Modern insulins are classified by how fast they start to work in the body and how long their effects last. Different types of insulin work differently, depending on many factors such as the body’s individualised response to insulin, lifestyle choices, including type of diet and amount of exercise, and how well blood sugar levels are managed.
Because there is no ‘one-size-fits-all’ approach to diabetes treatment, Novo Nordisk offers a full portfolio covering fast-acting, long-acting and premixed modern insulins:

Levemir®, a long-acting basal insulin that provides effective control and less weight gain.

NovoRapid®, which gives tighter blood glucose control at mealtimes without increased risk of hypoglycaemia.

NovoMix® 30, a dual-release modern insulin that covers both mealtime and basal requirements.

novonordisk.com/annual-report Click: what we do

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action focused strategy
in the US targets
diabetes crisis

Novo Nordisk employees in the US are on a mission. They are working to slow down one of the biggest public health issues faced by Americans: diabetes.
     The numbers are staggering. According to the National Institutes of Health, close to 21 million Americans have diabetes and nearly a third of those are unaware they have it. Another 54 million are estimated to be at risk of developing diabetes. The US Centers for Disease Control and Prevention predict that by 2025 the number of Americans with diabetes will rise to 50 million.
     Given the enormous scale of the diabetes epidemic in the US, it is not surprising that the US is a key growth driver for Novo Nordisk. But the way that Novo Nordisk is building its business in the US is not just a matter of presenting a robust portfolio of products. A broad strategy, underpinned by the company’s Triple Bottom Line approach, aims to make Novo Nordisk stand out in an increasingly competitive environment.

Multi-faceted strategy

The main elements of the strategy are:
Products and devices. With the launch of its long-acting basal insulin Levemir® in the US in 2006, Novo Nordisk is the only company offering a complete portfolio of modern insulins and insulin delivery systems.
Dedicated field force with extended reach. To be competitive in an environment of several, much larger companies, Novo Nordisk has been steadily expanding its field force in the US. An additional 400 individuals were hired in preparation for the Levemir® launch, and during the first half of 2007 another 700 people will be hired, bringing the total sales force to 1,900.
Strong values-based culture. The Triple Bottom Line as a business principle plays a big part in attracting and retaining talented people and enhancing relationships with stakeholders.
Focus on health economics. Demonstrating the health and socioeconomic benefits of improved diabetes treatment is the key to achieving a high rate of access and reimbursement for Novo Nordisk products.
Public policy initiatives. Through the Novo Nordisk National Changing Diabetes ProgramSM and the Novo Nordisk US Government Affairs office, Novo Nordisk is working with partners to make positive changes in the prevention, detection and treatment of diabetes.

The strategy appears to be successful. Today, Novo Nordisk claims the leading insulin volume share in the US, outpacing much larger competitors.
     “Novo Nordisk is committed to changing diabetes on a broad scale, in partnership with all the key players in the diabetes field. For us, changing diabetes means more focus on prevention and earlier detection of diabetes as well as improved quality of life for people with diabetes,” says Martin Soeters, president, Novo Nordisk Inc.

Approach tailored to the individual

A complete portfolio of modern insulins and devices has been instrumental in building leadership in the US, according to Camille Lee, vice president, Diabetes Brand Marketing, Novo Nordisk, Inc. “This approach makes a big difference not only to people with diabetes, but also to physicians, who find that individually tailored solutions often produce better outcomes among their patients,” says Camille Lee.
     “The launch of Levemir® in the US is progressing well. It has been well received by healthcare professionals, people with diabetes, and managed care organisations, thereby increasing the use of our modern insulins to enhance patient care,” she adds.

Looking at the cost of diabetes

Meanwhile, other parts of the organisation have been working hard to secure access and reimbursement of Novo Nordisk products from both managed care and government health insurance providers in

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the US. This has included ensuring that Novo Nordisk products are on the managed care ‘formularies’, or restricted lists of reimbursable drugs. Today, more than 75% of all Americans with health insurance can choose a modern insulin from Novo Nordisk and claim reimbursement in full or in part.
     Strong health-economic arguments have played a key role in the success in obtaining a high level of formulary coverage for both insulin products and devices, according to Garrett Ingram, senior director, Managed Markets Strategy and Health Economics Outcomes Research. In fact, such arguments were critical to Levemir® receiving a high level of coverage as early as at the time of launch. In comparison, it usually takes 12 to 18 months for a newly launched product to even get reviewed by managed care plans.
     “We were able to show that in actual clinical practice Levemir® carries a number of clinical benefits such as improved glycaemic control, a low rate of glycaemic episodes, and less weight gain,” says Garrett Ingram. “As healthcare costs continue to rise, it will be increasingly vital for companies to demonstrate the overall value of a product,” she adds.

A catalyst for change

Effective diabetes care relies on more than access and availability of advanced products. Novo Nordisk is working with many different partners to make changes in the US system of healthcare to help improve detection and treatment of diabetes.
     The Novo Nordisk Government Affairs office in Washington DC, for instance, is advocating for legislation that would remove barriers to and provide new incentives for diabetes care, enhance medical training, and help people with diabetes manage their condition more effectively. It is also developing a national effort, together with the American Diabetes Association and other partners, to promote diabetes and prediabetes screening among Americans 65 years and older. Novo Nordisk has made a three-year, million-dollar commitment to pursue this as part of the Clinton Global Initiative.
     Through the Novo Nordisk National Changing Diabetes ProgramSM, Novo Nordisk is working as a catalyst and collaborator to create change in the US system of healthcare that will provide dramatic improvements in the prevention and care of diabetes. This includes pro-

viding patient education, implementing a system to track the state of diabetes, overcoming barriers and offering incentives for quality diabetes care, supporting medical education and training in chronic care.
     In 2006, this led, among other things, to the initiation of a study to assess the impact of federal spending on diabetes in the US, the introduction of a National Report Card to assess the current status of diabetes in the US, and the launch of DiabetesXchange, a national resources website to share diabetes projects, ideas and learnings across the country.
     “The National Changing Diabetes ProgramSM is one of the ways in which we act on our social responsibility,” says Dana Haza, senior director of the programme. “We are a nation facing a diabetes crisis. As leaders in diabetes care, we have to try to reverse the alarming trend and change things for the better.”

Challenges ahead

In a diabetes market that is getting ever more crowded, it is this multi-faceted strategy that will sustain Novo Nordisk’s lead, according to Martin Soeters.
     By the end of 2006, North America represented 32% of Novo Nordisk’s global sales. Martin Soeters wants to see that number rising in the coming years so that Novo Nordisk’s sales in North America get closer to reflecting the 50% share that North America has of the global market for pharmaceuticals. Given the urgency of the diabetes crisis and Novo Nordisk’s deep and long-standing commitment to diabetes, combined with the success of other key products such as NovoSeven® and Norditropin®, he believes that such a goal is achievable – even in a fiercely competitive environment.
     “There is still a long way to go to optimal diagnosis and treatment,” says Martin Soeters. “With two out of three people not in good control of their diabetes, there is still a great deal more that needs to be done. I am excited by the progress we have made in helping more people achieve better control and raising the awareness of diabetes for so many others. But this is only the beginning.”

novonordisk-us.com

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action long-term presence
in emerging
markets pays off

In Montes Claros, Brazil, Novo Nordisk is on the fast track. With an investment of more than 200 million US dollars and the exemplary teamwork, with around 2,200 locally hired labourers, craftsmen, technicians and engineers, working alongside Novo Nordisk’s own staff of 760 people, the first batch of Penfill® cartridges went into cold storage in October 2006 at the company’s newest insulin filling plant. Marcelo Zuculin, vice president at site Montes Claros, and his team are in business.
     This milestone completes a project that began in April 2004 when 11 senior project managers and their families arrived from Denmark. Using the ‘fast-track’ method, construction was completed in just 18 months – ahead of schedule and below budget. After extensive tests, training and validation, concluded by a successful five-day inspection, Novo Nordisk received the formal approval to begin production. Process validation is expected to finish in April 2007.
     And the site’s insulin products are in great demand. An estimated 7 million people in Brazil have diabetes, and the country’s prevalence of diabetes is at 6–8% and growing fast. With its scaled-up presence in the region, Novo Nordisk is prepared to improve prevention, detection and treatment of diabetes.

Focus on opportunities in BRIC countries

This commitment is just one example of the investments that Novo Nordisk is making in emerging markets, where access to medicine and healthcare is often limited. Helping to create a sustainable health-care infrastructure is therefore crucial to building the business. Over the years, the company has invested in the education of healthcare professionals and awareness-raising among policy-makers, and has helped build diabetes clinics in many parts of the world. These efforts have helped position the company well for the future in a market with much commercial potential and a significant need for improved diabetes care.

     Brazil is one of the 150 countries covered by what Novo Nordisk refers to as International Operations (IO). It encompasses markets outside North America, the EU, Japan & Oceania. The population of the IO countries is 5.2 billion people or some 80% of the world’s population, and includes 80% – 197 million – of all people with diabetes. The region represents 50% of the GDP growth in the world today, but it is a growth that is very unevenly distributed.
     For years, Novo Nordisk has been a leader in the diabetes care market in this region. Jesper Høiland, senior vice president of International Operations, expects that the company will outperform its current 14% annual growth in sales in the coming years. Today, people using oral antidiabetics (OAD) in the IO region outnumber those who use insulin in line with the joint consensus from ADA and EMEA. Even though Novo Nordisk does have a share of the OAD market with NovoNorm®, the company recommends early initiation of insulin therapy.
     The strategy is to continue the roll-out of modern insulins, which have so far been introduced in 25 IO markets. The growing middle and upper classes in countries such as China and India represent a vast potential market for optimal treatment.
     Financial analysts have been particularly interested in the BRIC countries: Brazil, Russia, India and China. Analyst projections indicate that the market here for top-line treatment will grow from the current 3 million to 28 million people with diabetes by 2030. That would make the combined BRIC market for diabetes care greater than in the United States, with a predicted increase from 16 to 27 million.
     Novo Nordisk’s own analysis of the BRIC markets shows a compound annual sales growth rate of 43% from 2002 to 2006. Other markets outside BRIC – Turkey in particular – have also shown strong growth and potential.

Staying power

Among the reasons for Novo Nordisk’s insulin leadership in IO markets is the company’s presence at a time when no one else has taken an interest in the market and its perseverance through challenging times. Presence is not just about marketing goods. With expanding production sites in Brazil and China as well as a research facility in China, Novo Nordisk contributes to economic growth and social development in the communities. With its holistic and long-term view of the business, Novo Nordisk has earned invaluable trust among local authorities, customer loyalty and brand recognition in these strategic markets.

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Novo Nordisk sales representatives from India celebrate a good month for sales in India (left).

27 October: The filling plant in Montes Claros, Brazil, becomes a fully operational production site and celebrates the successful conclusion of a five-day inspection by the Danish Medicines Agency (right).

17 March: Novo Nordisk inaugurates a major expansion of its production facilities in Tianjin, China.

A strong presence in China

In just over a decade Novo Nordisk has built up a stronghold in China, where it is now the largest company engaged in diabetes care. Company revenues passed 1 billion Danish kroner in 2005, and with an insulin value market share of 75% in 2006, Novo Nordisk is the clear market leader.
     Today, Novo Nordisk China employs close to 1,000 people. This includes a sales and marketing force with representatives in each of the country’s 31 provinces, plus employees at the recently-expanded NovoPen® 3 production site in Tianjin and at the Novo Nordisk research facility in Beijing – the first R&D centre to be established by an international biopharmaceut-icals company in China.
     Novo Nordisk China boasts an impressive compound annual sales growth rate of 44% since 2002. This is the result of concerted efforts to put diabetes on the agenda and to present the company as having the best products and the most extensive knowledge of diabetes. Novo Nordisk is working on a five-year programme with the Chinese Ministry of Health to provide diabetes education and establish models of diabetes care in hospitals and community health centres. Every year, an average of 80,000 physicians receive diabetes training in a Novo Nordisk education programme, and the patient network NovoCare Club has more than 400,000 members.
     “Chinese patients want the best possible treatment, and Novo Nordisk is seen as the company with the most sophisticated products and devices,” notes General Manager Ron Christie, Novo Nordisk China. “We have also helped establish and support organisations for physicians and patients, and we offer professional diabetes training. All of this is appreciated by the diabetes community and contributes to the perception of Novo Nordisk as the leading diabetes company here.”

     “Novo Nordisk’s global standards for environmental management, workplace quality and ethical business conduct demonstrate how we strive to do business in a sustainable way, and they are important to win the support of payers, policy-makers and the public to help provide better diabetes care in their countries,” says Jesper Høiland.

Performance at a glance

This approach is likely to pave the way for sustained success in the IO region. A dual structure, with a growing private market alongside the public tender market, characterised by relatively high volume and low prices, makes for a volatile market in which business forecasting can be a challenge. That is why Novo Nordisk pursues a multi-pronged market strategy based on engagements with key stakeholders and a combination of products and services.
     In Brazil, where 7 million people have diabetes and only 10% are receiving proper treatment, there is a huge market potential. Here, Novo Nordisk offers its full range of modern insulins and has an overall insulin volume market share of 68% in the private market.
     In Russia, an estimated 10 million people have diabetes. L’gota, a state-funded healthcare programme, is seeking to catch up with the population’s needs for improved care and has had a positive impact on the market. More recently, diabetes has been given special priority. Novo Nordisk’s insulin volume market share is around 50%.
     India has about 41 million people with diabetes and no public healthcare plan to support their treatment. This is the largest IO market in terms of sales volume, but prices are low. Novo Nordisk offers its full portfolio of modern insulins, and although penetration remains modest, the company is maintaining its leadership with some 57% volume market share, despite tough competition from lower-priced, biosimilar products.
     In China, the estimated number of people with diabetes is about 40 million. Only 130 million of its 1.3 billion inhabitants have health insurance. This is the largest IO market with an insulin value market share of 75%, and a volume market share of 60%. Many biosimilar insulin manufacturers reside here, but their market share does not appear threatening.
     In Turkey, more than 3 million people have diabetes. It is one of the fastest-growing IO markets, and modern insulins are rapidly penetrating this market. In fact, Turkey represents one-third of all Novo Nordisk’s sales of modern insulins in IO, driven by NovoMix® 30. The company has a value market share of 58%.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action reaching
across the global
health divide

Changing diabetes is no easy task. The crisis is evident: the number of people with diabetes in the world is expected to grow from the current 246 million to 380 million in 2025. Today, 80% of all people with diabetes are living in the developing world.
     Most developing countries lack the resources to provide the health-care that their populations need. But, doing nothing is also costly: the burden of chronic disease has major economic effects on families, communities and societies. The same is true for much of the developed world, where people with diabetes are more likely to receive care, but still more often than not do not achieve their treatment targets, with devastating effects in both human and economic terms.
     For example, the World Health Organization has estimated that China will forego 558 billion US dollars in national income over the next 10 years as a result of premature deaths caused by heart disease, stroke and diabetes.

Strategic approach

Novo Nordisk’s strategic response to the challenges of inadequate access to proper healthcare is embedded in the approach to doing business in local markets. In 2001, the company launched several initiatives to drive change by coordinated efforts using the four levers recom-

mended by the World Health Organization: development of national health strategies, build-up of national healthcare capacity, best possible pricing and additional funding. Key elements in the programmes are public awareness and education, not only of healthcare professionals, but also people with diabetes and those at risk of getting it.

Changing diabetes in the world’s poorest countries

Novo Nordisk supports the United Nations Millennium Development Goals, and its strategy on access to health recognises the link between poverty and ill health.
     In the past decade Novo Nordisk has demonstrated leadership in driving measurable improvements in access to diabetes care in the world’s poorest countries. It has also managed to do the right things from the beginning, even under difficult conditions and despite limited resources. That was the conclusion of an independent international advisory board.
     Overcoming the global health divide relies on a mix of on-the-ground initiatives and structural changes. Medicines are just one element. That is why Novo Nordisk’s World Partner Project (WPP) engages with local partners, typically health ministries and patient organisations, to help build healthcare strategies. It focuses on eight developing countries: Bangladesh, India, Malaysia, China, Costa Rica, El Salvador, Tanzania and Zambia. New funding has been reserved in 2007 for projects in three new focus areas: Nigeria, Mexico and Indonesia.
     Since 2001, WPP has delivered proposals for innovative and sustainable models of diabetes care in developing countries. Three ingredients are essential: drivers of the process, awareness and knowledge of diabetes, and a healthcare infrastructure. Among other things, WPP has enabled distance-learning for doctors, foot clinics for advocating
sustainable healthcare

Novo Nordisk advocates a more seamless system of care in which medical treatment is just one element. Equally important are education, effective data management and clarity on roles and responsibilities. The objective is health policies that focus on optimal patient outcomes. The company has laid out a new, global Public Affairs strategy with the overall ambition of breaking the diabetes pandemic curve. Special attention is given to halting the debilitating, costly and largely preventable late-stage complications. The aim is to encourage a more collaborative approach with industry as part of the solution for better health outcomes. This implies an approach that goes beyond debates on costs in the annual budgets.

Challenging views on the cost of diabetes care

Governments and politicians across Europe are facing a dilemma. They need to curb public spending and surging healthcare costs, but at the same time populations are aging and lifestyle-related diseases abound. In this environment, acknowledging the diabetes pandemic appears as yet another cost burden. Reimbursement of advanced pharmaceutical products becomes an issue of concern.
Diabetes is a chronic condition that requires attention every single day. Proper care relies on self-management as well as consultations with general practitioners and specialist doctors and nurses. Even modest investments in improved medical treatment and care pay off as significantly reduced total healthcare costs, in particular for hospitalisation to treat late-stage complications. And the potential gains would benefit public
healthcare budgets as well as quality of life and personal costs for individuals. Such a long-term view, however, is rarely taken in practice.

Diabetes on the political agenda in Germany

In 2006, the German healthcare authorities decided they would no longer reimburse rapid-acting modern insulins for type 2 diabetes, stating that the higher price as compared with human insulin was not justified. Novo Nordisk opposes this decision, arguing that modern insulins provide greater predictability and improved glucose control. The company is now negotiating individually with more than 250 health insurance funds to win reimbursement by offering rebates and demonstrating the benefits of modern insulins in terms of patient outcome.

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treatment of diabetic foot complications in Bangladesh, and diagnosis and treatment of diabetes for thousands of Tanzanians in a network of newly established diabetes clinics.

Low-income minorities in the developed world
A new initiative aims to bridge disparities in the developed world, targeting low-income minorities such as various ethnic, cultural and religious groups as well as persons who are marginalised due to age or social standing. In some cases these groups have a significantly higher risk of developing diabetes, and their chances of successfully managing their condition are limited. The project assesses the special needs of these groups and offers sustainable solutions. A report entitled Dealing with difference, maps the situation, as identified at workshops with stakeholders and offers practical examples of ways to help low-income minorities. The report will serve as the platform for a series of follow-up activities in 2007.

Tangible results
Results in 2006 include:

Currently 329 National Changing Diabetes Programme activities in 66 countries – reaching out to 31 million people.
A total of 297,000 healthcare professionals were directly trained or educated, and 1,060,000 people with diabetes were directly trained or treated.
Pricing policy offered in the 50 least developed countries. In 2006, Novo Nordisk sold insulin at or below a price of 20% of the average prices for insulin in the western world in 34 of these countries.

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     Decisions such as that of the German government may impede the growing recognition that diabetes is one of Europe’s major health challenges. In 2006, the European Union’s Health Council unanimously adopted a document calling for prevention of type 2 diabetes.

Closing the gap saves lives and money

A recent study conducted by researchers at the University of Southern Denmark and the University of Aarhus in collaboration with Novo Nordisk looked at the socio-economic costs of diabetes care.
     The hospitalisation costs for a person with severe complications are 10 times higher than the costs for people with well-controlled diabetes. On average people with diabetes have five years shorter life expectancy and cost almost three times more in hospitalisation cost than the general population. Moreover, the indirect costs are at least as high as the direct costs of treatment and in some countries even higher.
     The findings show that the complications of diabetes can be avoided by closing the gap between the treatment currently offered to people with diabetes and what could be offered based on available guidelines and scientific knowledge. Closing that gap would save both money and lives.

improving diabetes care in the poorest nations
Sustainability is the key when the World Diabetes Foundation (WDF) grants support for the fight against diabetes in the world’s poorest countries. Projects funded by WDF must be designed to remain sustainable and benefit local capacity building once the support ends. The objective is to reach out to people with diabetes and to get diabetes care and prevention on the agenda, locally and globally. The ability to facilitate concerted efforts makes a tangible difference.
     At the end of 2006, WDF had funded 95 projects in more than 69 countries. If all projects have the intended impact, they could have a direct influence on some 40.5 million people affected by new initiatives in diabetes awareness, advocacy and treatment. WDF is an independent trust, launched by Novo Nordisk in 2001 with a grant of 500 million Danish kroner (about 67 million euros) to be spent over 10 years to improve diagnosis, treatment and capacity building of diabetes in places where lack of funding is apparent.
See more at www. worlddiabetesfoundation.org.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action a global drive
to change
diabetes

With diabetes fast becoming the biggest pandemic of the 21st century and now causing at least as many deaths as HIV/AIDS, the International Diabetes Federation (IDF) has stepped up its efforts to bring this to the attention of policy-makers across the world. The global federation of 200 diabetes representative organisations therefore launched the ‘Unite for Diabetes’ campaign in June 2006 with the ambition to have the United Nations pass a Resolution on diabetes before World Diabetes Day 2007 (14 November) and make World Diabetes Day an official UN healthcare day. To this end, the IDF has successfully formed an alliance with patient associations, medical associations and industry to rally for this cause.
     On 20 December 2006, only six months after the launch of the campaign, the General Assembly of the United Nations adopted, by consensus, a Resolution on diabetes. The Resolution designates World Diabetes Day as a United Nations Day, to be observed every year beginning in 2007, and encourages member states to develop national policies for the prevention, treatment and care of diabetes in line with the sustainable development of their healthcare systems.
     Novo Nordisk is committed to continuing to play an active leadership role in the ‘Unite for Diabetes’ campaign to ensure that action is taken and that each UN member state establishes national policies on the treatment, prevention and care of diabetes. The company will also establish high-level groups of experts to facilitate new solutions for change and drive better health outcomes for people with diabetes.

Youth ambassadors carry the message

 Sponsored by Novo Nordisk, a group of youth ambassadors came together for the first time in December 2006 in Cape Town, South

Africa, just prior to the IDF World Diabetes Congress, to develop their leadership skills and frame individual plans of action. At a Novo Nordisk-sponsored forum entitled ‘Challenge for Change’, Lars Rebien Sørensen, president and CEO, invited the group to challenge the status quo in diabetes care and brainstorm new ways of addressing the global burden of diabetes. At a later meeting with the international press, they made three clear demands to today’s leaders: treat diabetes care as a basic human right; raise diabetes on the political agenda; and establish a basic understanding of diabetes through education.
“We want to be seen as a resource, not as a burden. We know better than most what diabetes means, we know how big an undertaking it is to live with, and we know how to take good care of our health to stay fit and in control.
We would like to share this insight, and we have our own stories to contribute,” said 21-year-old Clare Rosen-feld from the United States, who first conceived the idea that led to the UN Resolution. Clare has had type 1 diabetes since she was seven years old, and since she was 12, she has been a vocal campaigner for diabetes awareness.
     Each of the youth ambassadors came up with their personal 100-day plan of action for continuing advocacy in their home countries.

Access to diabetes care is a human right

Many of the youth ambassadors represented countries with a startling lack of knowledge about diabetes, resulting in poor access to care and treatment. This is not just a developing world issue, and the youth ambassadors have concluded that access to diabetes care is a human right which should no longer be violated.
Novo Nordisk is addressing the need to provide better access to diabetes care and has already seen significant achievements in developing countries through its World Partner Project and the World Diabetes Foundation. However, Lars Rebien Sørensen highlights that this is a task for governments: “Industry can take the lead, offer ourselves as partners and be catalysts for change, but we cannot and should not play the role of governments.” He acknowledges the im-

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portance of grassroots and the role that the young diabetes leaders will have in shaping a different agenda for people with diabetes.

A rally for change

 As a participant at the IDF congress, Novo Nordisk expressed the urge for change. “Changing diabetes is a rallying cry; it is time to think differently and create new solutions to curb this silent pandemic,” said Charlotte Ersbøll, vice president of Corporate Branding and driver of the company’s long-term global changing diabetes effort.
     A sign of Novo Nordisk’s commitment to change diabetes was launched in September 2006 at the European Association for the Study of Diabetes (EASD) congress: the Changing Diabetes Bus, a rolling 63 m2 communication vehicle, will cross five continents in 18 months to reach out to people worldwide with diabetes awareness and education. Starting in Copenhagen, the bus has toured Germany, the Netherlands, Belgium, France and South Africa. The bus has reached policy-makers, the public, media, healthcare professionals and people with diabetes at every stop of its journey, and by the end of 2006 more than 28,000 people had visited the Changing Diabetes Bus and more than 25,000 of them signed the petition supporting a UN Resolution on diabetes.
Senior public health figures have been engaged in the need for pri-oritising diabetes on the public health agendas and have signed a petition to support a UN Resolution on diabetes. In Cape Town the bus was the centre stage of a Changing Diabetes Village. Here 5,600 guests, including conference delegates, media, policy-makers and local visitors took the opportunity to have their blood sugar measured and learn about healthy living and ways of getting into good diabetes control. They were also encouraged to support the IDF ‘Unite for Diabetes’ campaign. The bus is continuing its journey to cities in Australia, Asia and Northern America. It will stop in New York on the first UN-observed World Diabetes Day in 2007.	OxHA: new partnerships – new solutions

The Oxford Health Alliance is a public-private partnership launched in 2003 by Novo Nordisk and the University of Oxford to promote innovative action around preventing and reducing the global impact of chronic diseases such as diabetes, cardiovascular disease, lung disease and some cancers.
     The OxHA Annual Summit 2006 was held in Cape Town, South Africa, in November. The Summit was co-hosted by the Medical Research Council of South Africa and the University of Cape Town. It was attended by more than 100 high-level representatives from business, academia, press and public policy-makers, veterans of the anti-tobacco campaigns, economists, nurses, urban planners and youth organisations. More than 20 countries from Africa, North and South America, Asia Pacific and Europe were represented. The overall theme was ‘Health in transition: working together’.
     The OxHA Summit produced a set of goals to be achieved by next year’s summit in Sydney, Australia. The goals evolve around four themes: workplace health programmes; political priority to the economic case for change; design of healthy cities and an Urban Health Index; and, finally, engaging youth in communicating health. A new website, www.3four50.com, will promote chronic disease prevention.
Lise Kingo, executive vice president and chief of staffs (COS), attended the OxHA Summit. “We are on the lookout for the type of partner projects that can drive sustainable change in diabetes. The Oxford Health Alliance is a forum where new ideas and social innovation see the light of day and where opportunities for new partnerships will evolve,” she comments. See more at www.oxha.org.

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Biopharmaceuticals
we will offer products
and services in other
areas where we can
make a difference

The promise of breakthrough discoveries in biotechnology that can benefit many people’s lives is a factor that attracts both talent and venture capital to companies offering the environment, the resources and the critical mass to drive ideas through the pipeline. Few scientists will experience the privilege of seeing their own discoveries benefit patients, or perhaps even become blockbuster drugs with dramatic impacts. But the excitement that it could happen is ever-present.
     In today’s global healthcare market, it is imperative to focus exclusively on areas where leadership is possible. Market leadership is about competence as well as scale. Novo Nordisk is well placed for leadership in biopharmaceuticals; we have strong positions in the markets for congenital haemophilia with inhibitors, human growth hormone and hormone replacement therapy.
     Novo Nordisk is building a biopharmaceuticals franchise by extending existing therapeutic products to new indications and establishing a portfolio of offerings based on the approach that has successfully made us the leader in diabetes care. From the positions we have established in haemophilia, growth hormone therapy and hormone replacement therapy, we will explore new potential in other therapy areas that rely on the protein technology platform and sophisticated protein delivery devices that are Novo Nordisk’s core competences. Building a presence within oncology and inflammation is a strategic investment in areas of unmet medical needs in which we can leverage our core competences.

Innovation through partnerships

Partnerships, both project-related and longer-term commitments, are one way of bridging gaps in areas where Novo Nordisk sees room to pursue business opportunities. In-licensing agreements, contract research and co-funded studies stimulate cross-fertilisation and mutual organisational learning as well as contributing to innovation for the benefit of patients.
     We pursue leads that appear medically and commercially viable. At the same time we are strategically scouting for suitable drug candidates discovered by others and seeking to form partnerships to help bring them to market.
     The entrepreneurial approach requires a greater appetite for risk and a sharp eye for making the prudent ‘go’ or ‘no go’ judgements. ‘Not invented here’ must not be a barrier to meeting medical needs. Novo Nordisk managers are encouraged to foster an environment of learning from others, and their perspective must be wide. It takes a global outlook to excel in biotechnology. And it takes patience to reap the rewards.

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At the Novo Nordisk research facility Novo Nordisk Park located in Måløv, Denmark, 843 researchers are working on innovative solutions in the areas of diabetes, critical bleeding, oncology, inflammation and growth hormone therapy.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action biopharmaceuticals: the portfolio expands

Some molecules have the potential to build a business. Using the active ingredient in NovoSeven®, recombinant factor VIIa (rFVIIa), as a basis, Novo Nordisk is expanding its franchise within haemostasis. New NovoSeven® formulations are in the pipeline, along with second-generation versions of rFVIIa. With NovoSeven® the company has the potential to gain a leadership position in haemophilia and to continue to pioneer the field of critical bleeding. “Our strategy is to expand in this area by modelling the biopharmaceuticals business on the full-portfolio franchise that the company has built over the years around another valuable molecule – insulin,” explains Mads Krogsgaard Thomsen, executive vice president and chief science officer (CSO).
     In October 2006, NovoSeven® was approved by the FDA for use in the US for acquired haemophilia, a rare and potentially fatal bleeding disorder. Sales potential for this indication was thus expanded beyond the markets in Europe and Japan, where the product was already approved for this bleeding disorder.

Exploiting the potentials of NovoSeven®

Competition is as tough in the haemophilia business as anywhere else. Plasma-derived products are still being widely used for the treatment of people with haemophilia with inhibitors. NovoSeven® is a fast and effective alternative that is not plasma-derived, which improves its general safety profile. Another competitive parameter is price, which is why health-economic studies are gaining ground as decision-making tools for payers. Novo Nordisk sees a potential to gain market share by promoting the advantages of first-line use of NovoSeven® more widely.
     Thorough knowledge of the market is a key to successfully building the haemophilia franchise. By adding new indications and follow-on versions of NovoSeven® to its portfolio, Novo Nordisk will be able to meet customer needs even better. For example, the future has the potential for Novo Nordisk to be able to reduce, or even avoid, uncontrolled bleeds for people who have haemophilia with inhibitors.
     Within development, the company has assigned high priority to further rejuvenating the portfolio with new and patent-protected molecular entities that offer additional benefits to people with haemophilia. One such example is an improved, next-generation factor VII analogue known as NN1731. The engineered analogue recombinant molecule will mimic normal clot formation in the patient more closely than the original rFVIIa molecule.

Growing strong

In the biopharmaceuticals segment, growth hormone showed the strongest growth in 2006; in just six years Novo Nordisk has effectively placed itself in the US market, steadily capturing an increasing share of the world’s biggest market for growth hormone. Novo Nordisk’s market share is 13%. A consistent upward trend in global sales solidly places Novo Nordisk as the world’s second-largest player, with an approximate 22% market share. The aspiration is to become number one, and the strategy to get there includes improving convenience and efficacy as well as exploring new indications. Fuelling this ambition is the liquid Norditropin® product and the prefilled, ready-to-use NordiFlex® device, the convenience of which has been a major selling point.
     Development achievements in 2006 include phase 2 data from a novel Norditropin® indication targeting a large, unmet medical need among adult patients in chronic dialysis (APCD). An increased morbidity is typical for this patient group, and the annual mortality rate is around 20%. So far, it appears that growth hormone may improve this prognosis. Phase 3 clinical development is set to begin in mid-2007.

New HRT products

Prescriptions and sales of hormone replacement therapy (HRT) products in general, including Novo Nordisk products, declined following the publication of results from the Women’s Health Initiative in 2003. Novo Nordisk’s position is that HRT should be prescribed at the lowest

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Nagisa Kishimoto has taken growth hormone injections and lives in Japan (left). Helen Farrelly from Ireland has benefited from hormone replacement therapy (right). The IL-21 molecule (below).

The successes carry you on

It takes a special kind of person to work in research and development. Someone with lots of ideas, of course, but also someone who can live with the fact that only a fraction of their, or anyone else’s, ideas will ever make it all the way to the market.
     In leading the Biopharmaceuticals Research Unit, Terje Kalland tries to encourage this special way of thinking by congratulating people when their projects fail.
     “I am not happy that they failed, but I am happy to see their drive and the commitment they invest in the project. And I tell them to please continue to run the risk of failing,” he says. “You can reward people who never make mistakes for their solid performance, but innovation is about taking risks.”
     Even so, how can one be prepared to accept such high risks?
     “I have been part of putting two products on the market, and the sweet taste of that success is totally dominating. That is what drives you. The rate of project attrition is overwhelming. Failure is a part of daily life. If there is no real benefit to the patient, or if there is even the slightest risk of significant adverse effects, we must discontinue the project. But the successes carry you on.”

effective doses and for the shortest duration consistent with treatment goals and risks for the individual woman. To help meet patient needs, the company is complementing its existing portfolio of HRT products with low-dose versions of Activelle® (Activella® in the US), approved by the FDA in 2006, and Vagifem®, which is currently in late-stage phase 3 development.

Building a presence in immunotherapies

A few years ago Novo Nordisk announced its intention to also build a presence within inflammation and oncology. “At that time, we had just one compound in the pipeline, namely IL-21. But we have set quite ambitious goals,” says Terje Kalland, senior vice president, Bio-pharmaceuticals Research Unit. Work is still in the early stages, but he is satisfied with progress. There is an on-track goal of having several products in the clinical pipeline by 2008.
     The strategy is firstly to use and develop the company’s existing knowledge of proteins and autoimmune diseases and secondly, to position Novo Nordisk as a preferred biotech partner for firms with complementary skills, for instance to gain a critical mass of product candidates for cancer therapies.
     In just one year, the company’s R&D partnerships in the areas of oncology and inflammation have increased from one to four. Two compounds are now in clinical trials. One is IL-21, in-licensed from ZymoGenetics, Inc. The compound is in phase 2a development for treatment of malignant melanoma and renal cell carcinoma, and in phase 1 for treatment of non-Hodgkin’s lymphoma. The other compound is anti-KIR, a fully human IgG4 monoclonal antibody, in-licensed from Innate Pharma. Novo Nordisk has obtained regulatory approval to initiate a phase 1 study to evaluate the safety of anti-KIR in patients with acute myeloid leukemia.
     In inflammation, preclinical work includes studies targeting rheumatoid arthritis, psoriasis, atopic dermatitis and SLE, an autoimmune disease that attacks the body’s joints, kidneys, heart, lungs and brain.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action pursuing
promising leads
in haemophilia

The effective treatment of haemophilia with NovoSeven® is at the core of Novo Nordisk’s strategy to expand the business and gain global leadership in haemostasis management. Research into the use of NovoSeven® both within and beyond haemophilia has opened up new prospects and is a key priority. The product is currently approved for treatment of haemophilia for patients with inhibitors in Europe, the US and Japan as well as certain markets in the Middle East, Africa, Asia and South America.
     The company has invested in research programmes within several potential indications with significant medical and commercial opportunities. The results of these studies are avidly awaited. Novo Nordisk expects to complete a phase 3 trial with NovoSeven® in intracerebral haemorrhage (ICH) by the end of the first quarter of 2007, and a filing for regulatory approval is expected by mid-2007 in the EU and the US.
     At the same time, efforts are being focused on the existing haemophilia business. The main NovoSeven® patents expire in November 2010 (in the US) and February 2011 (in the EU). Novo Nordisk has given high priority to further rejuvenating its haemostasis portfolio with new, patent-protected molecules. The development of a heat-stable version of NovoSeven® and studies on the use of NovoSeven® to prevent bleeds in people with haemophilia with inhibitors are top priorities in this area.

Unmet medical needs in haemophilia

A heat-stable NovoSeven® product requiring no refrigeration would, for instance, make it possible for a boy with haemophilia with inhibitors to carry a NovoSeven® kit, ready for quick action in the event of acute bleeding episodes. Quick response to bleeding episodes is critical because delays can cause debilitating joint damage. An application for product approval is expected to be ready by mid-2007.
     Prophylactic treatment has particular benefits for young people in their teens and early 20s, as it allows them to be active at school, in sports clubs and with friends. It also affects their prognosis for a life without complications due to fewer bleeding episodes and subsequent risk of joint damage.
     The short duration of action of NovoSeven® has been considered a barrier to using this product prophylactically for long-term prevention. Phase 2 trials with NovoSeven® have shown encouraging possibilities, and a phase 3 study is now being prepared.

News in the pipeline

Another high priority is the development of an analogue of NovoSeven®, NN1731, that might be used in future indications; the project is now moving towards phase 2. This is a modified NovoSeven® molecule with a faster action and stronger effect that could more closely mimic normal clotting. Encouraging preclinical data suggest that it might also have the potential to be developed for use instead of the current NovoSeven® in various indications. In 2006, Novo Nordisk completed phase 1 studies aimed at amplifying the clotting effect solely at the site of a bleeding.

Pioneering efforts

Beyond haemophilia, Novo Nordisk is pioneering research in critical bleeds in connection with intracerebral haemorrhage (ICH), trauma and cardiac surgery. All these indications represent unmet medical needs and short-term potential value for the company.
     The results of the ongoing phase 3 study on ICH are expected in the first quarter of 2007 following successful completion of a phase 2 study. Altogether, 1,309 individuals from 25 countries on 5 continents have been enrolled in these studies, which were initiated in 2001.
     A study of the use of NovoSeven® in cardiac surgery is in phase 2;

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milestone results from this study are also expected during 2007.
      A study on upper-gastrointestinal bleeds was discontinued in October 2006 because treatment outcomes did not offer significant benefits for the patients. At this time, clinical development of the use of NovoSeven® for two other indications, traumatic brain injury and spinal surgery, has been temporarily put on hold after phase 2. “We need to focus and to prioritise resources, so we have postponed the decision on whether or not to continue clinical development within these two indications until we know the results of the ICH and cardiac surgery trials,” says Mads Krogsgaard Thomsen, executive vice president and chief science officer (CSO).
     Finally, phase 1 studies in the field of preoperative cardiac surgical care have begun with the recombinant factor XIII molecule, in-licensed from ZymoGenetics, Inc., Novo Nordisk’s long-standing biotech partner in the US.

Health-economic studies to aid decision-making

Healthcare professionals increasingly focus on pricing and reimbursement issues. Novo Nordisk has conducted research to assess pharma-coeconomic outcomes following treatment with NovoSeven®.

The right to care

Lack of access to haemophilia care can be a challenge, particularly in developing countries where this disease is not a priority. The patient organisation World Federation of Hemophilia estimates that the disease affects the lives of some 400,000 people globally, and that only 30% of these receive proper treatment.
     The Novo Nordisk Haemophilia Foundation (NNHF) was established in 2005 to address this need with development projects such as patient education, training of healthcare professionals and establishment of diagnostic facilities. It is funded by Novo Nordisk donations

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and works in partnership with healthcare authorities, NGOs and patient organisations. Activities in 2006 centred around the campaign ‘the right to care’. Efforts were documented on film as compelling personal stories, which were shared with Novo Nordisk employees and external stakeholders.
     “We have a social responsibility to reach out to people, wherever they live, whose survival and quality of life depend on proper detection, diagnosis and treatment. Currently, we are supporting projects in seven countries and setting up projects in another eight countries,” says Stephen Robinson, general manager of the Novo Nordisk Haemophilia Foundation.

Media debate
about use of NovoSeven®
in combat zones

In September 2006, an article in the British newspaper The Guardian sparked worldwide media coverage by calling into question the use of NovoSeven® by the military to treat combat-related trauma.
Novo Nordisk is aware of investigational uses of NovoSeven®, including by military surgeons in Iraq. However, the company does not encourage or promote the use of NovoSeven® or any other of its products for indications other than those approved by the regulatory authorities.
NovoSeven® is in phase 3 development for trauma, primarily due to traffic and fall accidents. However, Novo Nordisk is not conducting any studies involving combat-related trauma.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action growth
at every
level

The year 2006 was exceptional for the growth hormone business, first of all because of a steadily growing market penetration that is fuelling the company’s long-term ambition of world market leadership.
     Underscoring this trend was the 13% value market share in the highly competitive environment in the US, where Novo Nordisk has been building its presence since 2000.
     It was also the year in which the company was able to present encouraging phase 2 trial results from a new growth hormone indication for adult patients in chronic dialysis (APCD) that may save lives and help grow the business. Phase 3 trials are expected to begin in 2007; this will be Novo Nordisk’s largest study of growth hormone to date.

Potential treatment for dialysis patients

The liquid growth hormone Norditropin® may become a future treatment for adult patients in chronic dialysis. Currently, the outlook for dialysis patients is bleak. Despite the life-saving treatment they receive for kidney failure, the annual mortality rate is 20%, a rate which is associated with malnutrition, inflammation and other complications.
     No available treatment has been able to change this. Growth hormone therapy, however, may offer an improvement. Among other things, the phase 2 data reveal that patients treated with Norditropin® showed a significant increase in the ratio of lean body mass to body weight and increased serum albumin. Both of these biomarkers have been linked to increased likelihood of survival.
     An estimated 400,000 patients worldwide could benefit from this treatment.

Product preference and market credibility

Exploring new indications to expand the label is a key to extending the company’s presence in the growth hormone area. Another avenue is to optimise treatment and meet patients’ needs, for example by seeking to reduce injection frequency and by the continued development of devices.
     This year’s robust sales were linked to the convenience of both the liquid, ready-to-use product Norditropin® and the prefilled NordiFlex® pen. This trend is evident in the US, where the sales curve rose with the introduction of Norditropin® in 2000, supported by a dedicated growth hormone sales force. The upward trend was reinforced after NordiFlex® arrived on the market in 2005.
     Novo Nordisk’s share of voice in the US does not yet match the company’s overall worldwide performance, but the current development is encouraging. Novo Nordisk is maintaining its ambition for worldwide leadership despite some investor concern about generic competition. Kåre Schultz, executive vice president and chief operating officer (COO) points out that the current sales growth has taken place despite the fact that the Norditropin®/NordiFlex® combination is only one of many growth hormone products in the market.
     “We have made a new, convenient product with significant benefits of use. And the market has been very receptive to this,” he notes.
     Senior Medical Director Anne-Marie Kappelgaard, Growth Hormone Scientific Marketing, points to several initiatives that have contributed to the overall sales picture by enhancing Novo Nordisk’s commitment in the marketplace.
     Among these are clinical activities in the US (growth hormone dosage trials), a sponsorship of the US-based Judson van Wyk prize in paediatric endocrinology, and the ongoing work to combat the misuse of growth hormone at sporting events.
     The company strongly advises against any use of growth hormone outside of its labelled indication. There is no scientific evidence of its effect as a performance-enhancer, and the long-term side effects are unknown and could be serious.
     Novo Nordisk is the only pharmaceutical company that continues to co-sponsor development projects of tests for misuse of growth hormone. Collaborators include the World Anti-Doping Agency, the International Olympic Committee, the European Union and the Australian and Japanese Institutes of Sports Sciences.

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convenience matters

administration to be easier, more convenient and quicker. The company’s discreet devices also facilitate adherence to intensive insulin therapy, support lifestyle flexibility and reduce injection pain.

Growing market shares

Convenience matters to patients. It also grows market share for Novo Nordisk.
     Novo Nordisk is growing market penetration of insulin sold with pen devices. In the developed world, around 60% of all insulin is sold in or for a pen device. Novo Nordisk holds a 60% market share of this segment. In 2006, the prefilled FlexPen® device, which was launched in 2001, became the world’s most-sold device.
     Also, sales of the Norditropin® growth hormone are primarily driven by the NordiFlex® prefilled delivery device, which was launched in 2003. To further improve this product, NordiFlex PenMate™ was launched in 2006. This new accessory simplifies injection by hiding and automatically inserting the needle.

Winning formula

Novo Nordisk’s strategy is to expand its position within protein delivery systems while engineering therapeutic proteins in diabetes and human growth hormone. “We have a three-pronged approach to our device pipeline,” says Kim Steengaard, vice president for Device Innovation and Development.
     First, an array of innovative successors is in place for the products currently available. This enables Novo Nordisk to quickly accommodate new user preferences or market dynamics and maintain its market position.
     Secondly, Novo Nordisk is pursuing exploratory research into new forms of protein delivery that will further improve user convenience.
     Finally, the company will leverage its proven ability to deliver insulin and growth hormone by applying this competence to other therapy areas as well.

Users prefer delivery systems that enable them to manage their therapy conveniently. Twenty years’ published evidence of the use of the NovoPen® devices testifies to the user-related benefits of Novo Nordisk’s delivery systems. Also, customers’ buying behaviour proves their preference for prefilled delivery systems.
     Novo Nordisk is committed to continuing its user-focused approach, and to making a difference in the lives of people relying on its products. Not only by engineering proteins into safe and effective therapies, but also by developing new and improved delivery systems for proteins.
     This is a strategic route that the company is pursuing to further enhance user convenience and adherence to therapy. To this end Novo Nordisk is leveraging a unique competence: developing proteins from inception to injection.

Proteins from a to z

Novo Nordisk is a world leader in combining protein research with the development of new delivery systems. Since 1985, when the introduction of the NovoPen® insulin pen device pioneered this area, Novo Nordisk has developed more than 20 injection systems. The company has built up profound experience in providing safe products and a solid understanding of user needs. Based on this knowledge, ongoing development efforts are focusing on improved reliability.
     Creating convenient delivery systems is a matter of combining protein insight with an understanding of the user’s situation. By taking this perspective into account from the outset, the protein can be optimally developed for convenient administration. That is why Novo Nordisk is today undertaking parallel development of proteins and dedicated delivery systems.
     A large body of evidence has shown that this benefits users of Novo Nordisk’s insulin delivery devices: patients consider this insulin

novonordisk.com Click: diabetes care

Novo Nordisk Annual Report 2006	39

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Challenging workplace
a job here is never just a job

Being an attractive and challenging workplace is essential to Novo Nordisk’s long-term performance. With growth in the number of people of 72% in just six years, it is important to focus on our values, our Vision and the Novo Nordisk Way of Management. The culture needs to be strong enough to embrace new members, encourage diversity and adapt to what new people can bring to the team.
     There is shortage of the kind of talent needed to excel in a highly specialised pharmaceutical business, and attracting and retaining this talent is critical. The consequences of globalisation define the playing field: talent-scouting must have a global scope. The company must demonstrate brand value and reputation, locally and internationally. And the workplace must show itself to be attractive. Quality and workplace spirit are as important as the pay-cheque.
     Several studies show the importance of alignment between corporate and personal values: it is far more attractive to work for a company that demonstrates social responsibility and takes an active part in the global and local community. That is why Novo Nordisk consistently ranks at the top in surveys among graduates in Denmark and the other Nordic countries as their preferred future employer. In the US and China, the company has also successfully earned a reputation as a workplace with a very special culture, and as the company extends its global reach, this parameter is becoming increasingly important for success.

Engaging culture
The Novo Nordisk Way of Management is the foundation for an engaging culture which, in turn, drives performance and retention. Three factors determine success: when people understand the connection between their work and the company’s goals, when they see how they contribute to its success, and when they perceive the organisation as trustworthy and credible.
     That is why sustaining an engaging culture and stimulating personal leadership are high on the agenda. The corporate culture must be reinforced by authentic leaders who act in character and bring out the best in others by playing to their strengths and treating them as individuals.
     Lifelong learning is not just a mantra, but a requirement of everyone. Leaders must embody the responsible business approach and a learning culture, be alert to emerging challenges and ready for change.
     Novo Nordisk is focused on finding leaders who can take the company through its international expansion.
     Global presence and local execution calls for globalised solutions and seamless operations across functions. Leadership programmes take people away from their known environment and enable them to build networks within the organisation, share better practices and make the link between corporate goals and local execution. More importantly, they make them see the bigger picture.

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A group of employees working with device manufacturing get some exercise during a break at the production facility in Hillerød, Denmark.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action people bring
engagement
to work

Engagement at work involves knowing what is expected of you, being empowered and able to do your best and feeling valued. In an engaging culture people have a strong rational and emotional commitment to their job, their manager and their team, and to the company.
     This is the philosophy that drives performance at Novo Nordisk. There is a strong culture of personal commitment to achieving the goals set for the company. To stay successful, the sense of purpose and values needs to be shared across the organisation.The people strategy supports the values and aims to enable the company to be competitive in the market. It focuses on two key challenges: globali-sation and talent development.
     “Globalisation sets two forces in motion. We must strengthen a cross-border mindset and reinforce the Novo Nordisk Way of Management in times of strong global expansion. We also need to demonstrate local presence and an ability to adapt in diverse environments,” says Lars Christian Lassen, senior vice president, Corporate People & Organisation.

Shared mission

Key drivers of performance include having a common mission and feeling connected to co-workers and management through shared work standards and recognition of a job well done.
     Recognising this, Novo Nordisk is taking a strategic approach to nurturing an engaging culture that will drive passion and performance. To measure this, questions are built into eVoice, the annual company-wide employee survey. As of 2007, a new index will be introduced, and performance will be reported in the Balanced Scorecard.
     Results from eVoice consistently confirm that people at Novo Nordisk strongly support the company’s Vision and values, and its Triple Bottom Line approach to doing business.
     “Novo Nordisk is its people, and every single employee contributes to making Novo Nordisk a very special company. This is felt by people seeking to work with us. ‘Changing Diabetes’ is embraced by people across functions and locations, and this will be a focal point for Novo Nordisk’s talent attraction,” says Lars Christian Lassen.

Global systems for seamless operations

Novo Nordisk believes that a remuneration approach based on fair and globally consistent standards is a key component in attracting, engaging and retaining top talent worldwide.
     By the end of 2006, uniform job classification principles were in place for all management and specialist positions. A new remuneration strategy was initiated in 2006, and roll-out continued for an international system of employee evaluation that ties individual goals into the corporate Balanced Scorecard. Taken together these create a more transparent link between job, performance and competitive pay.
     In 2006, Novo Nordisk gave priority to initiatives to enhance employee mobility across functions or locations in response to business needs and as part of individual development plans. The new global systems make it easier to accept short-term assignments, job swaps or two to three year ‘expat’ contracts.
     A new Occupational Health and Safety Manual has been adopted to deal more effectively with safety issues for the growing number of employees working at production sites outside Denmark. The manual spells out roles and responsibilities for ensuring safe and healthy working environments. It builds on the well-established standards for the Danish parts of the organisation.

A diversity mindset

“To stay competitive we need an international workforce and a multi-cultural mindset. Ensuring diversity within the organisation is an expression of our social responsibility to be an inclusive workplace, but it also enables us to run a better business. We serve customers from around the world. In order to truly understand their needs, our workforce must reflect this diversity,” says Ove Munch Ovesen, senior specialist, Global Talent Development. Initiatives to drive diversity management include a focus on women in management, inclusion of ethnic minorities in Denmark, and development and mentor programmes.

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learning
leadership

As Novo Nordisk expands its global reach, having the right leaders is vital. Leaders must not only deliver business results, they must also affirm the values of the Novo Nordisk Way of Management and ensure that their teams adhere to its principles. Equally importantly, they must constantly nourish and reinvigorate the corporate culture – the glue that binds the organisation together.
     Perhaps the single most critical people-related challenge for Novo Nordisk’s continued growth is ensuring leadership capabilities at all levels. The response to this challenge is two-fold: internally it requires solid selection of talents, and a strong line of leaders ready to move up the ranks or fill new positions, while externally, the company needs to build and maintain a strong brand as a leader in its field in order to attract talented people to locations where Novo Nordisk operates.

Personal leadership

‘Living the values’ is one of Novo Nordisk’s 10 global leadership competences and an indicator of performance. In a competitive environment a winning culture can drive results, but if this is done at the expense of employee development and a good work–life balance, success will be unsustainable.
     Leadership requires more than the ability to set business targets and manage resources. Leadership is more about mindset than about techniques. That is why Corporate People & Organisation is placing a focus on personal leadership – the ability to lead by example and to help others achieve results and develop their potential.
     Palle Thorsen, president, Novo Nordisk Delivery Technologies, Inc., California, is one of 20 Novo Nordisk managers who took part in the first Novo Nordisk Spotlight programme, a four-day course specifically designed to teach personal leadership. For him, it all starts with acknowledging one’s own strengths and weaknesses.
     “Leadership is not about memorising instructions or guidelines, but about knowing and being yourself,” he says. “That way you develop a credible and personal style of leadership that can inspire others.

Having a leader you respect and believe in is a big part of what motivates you as an employee to do your best.”
     By June 2007, all vice presidents and general managers, a total of 284 at the end of 2006, will have completed the programme.

Stepping up education

The company’s strong growth has increased the need to educate new managers worldwide. At the core of all training programmes is the Novo Nordisk Way of Management and how it is applied in practice.
     All new managers undergo mandatory leadership training on appointment. Other initiatives include the Greenhouse programme for young managers, the Lighthouse programme for senior managers and a planned programme for members of the Senior Management Board.
     “Effective leadership development is about learning by doing. Therefore our programmes focus on application rather than theoretical input. Participants practise a variety of skills such as coaching, giving feedback and delegating responsiblity,” says Bård Grande, vice president, Global Talent Development.

Development opportunities for all

Novo Nordisk aims to offer learning and development opportunities for all employees.
     While Novo Nordisk’s industrial workforce continues to grow outside Denmark, some 4,000 operators at Danish production sites have embarked on a comprehensive educational programme covering a variety of subjects, from PC proficiency courses to training in the principles and mindset of cLEAN® production.
     In 2006, management and Danish trade union representatives agreed on an ambitious programme which will allow operators to learn tasks previously performed by skilled craftsmen. This can, for example, reduce down-time in the event of problems with machinery.
     “Increased productivity is vital to our ability to stay competitive. At the same time, we have a responsibility to upgrade the skills of our people in Denmark so that they can remain competitive in the future globalised workplace,” says Per Valstorp, senior vice president, Product Supply.

novonordisk.com/annual-report Click: how we perform/workplace quality

Novo Nordisk Annual Report 2006	43

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Vibeke Burchard and Jens Frederik Studstrup are charged with the task to drive the implementation of Novo Nordisk's climate strategy. Their first mission was to identify potentials for energy savings that can help reduce CO_2 emissions.

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Values in action
our values
are expressed in
all our actions

In 1992, when Novo Nordisk and other corporate leaders attended the United Nations Earth Summit in Rio de Janeiro, the key issues were protection of the natural environment and limits to growth. That event effectively put sustainable development on the agenda, and in its wake the environmental impact of the industry became more closely regulated.
     Today, 15 years later, this debate has been reinvigorated by the challenges of climate change. And the sustainability agenda continues to evolve. Growing social and economic inequities and the implications of globalisation are main trends that require business responses. Companies with global reach are key decision-makers with the power to impact economic development and an obligation to contribute to balanced growth. A particular challenge lies in framing and upscaling sustainability-driven initiatives that can add long-term value to the business and to society.
     For Novo Nordisk, corporate responsibility is a driver of innovation as well as an effective means of mitigating risks. One example that demonstrates Novo Nordisk’s leadership as an environmentally responsible business is its strategic response to the implications of climate change. We are constantly exploring business opportunities for value creation via initiatives that address social needs or help reduce environmental impacts. Often, the business case is clear when considering long-term profitability rather than short-term gains.

Responding to business challenges

Over the years, we have developed an approach to the sustainability agenda based on a learning process. It begins with trendspotting and issues identification, then proceeds to external review, stakeholder dialogue, and integration into management. As management of the issue matures, the strategy is revised to ensure continuous improvement.
     A number of key challenges for the pharmaceutical industry stand out: it must demonstrate not only patient safety and high quality standards, but ethical business practices too. These include a firm stance against bribery and corruption, global standards throughout the value chain and transparency in business operations – from research priorities to public policy activities.
     Throughout the company, decision-making is guided by a values-driven approach to doing business. This includes our commitment to the United Nations Global Compact and to communicate on progress.
     Values must be put into action, and everyone at Novo Nordisk must be constantly vigilant to keep them in sight. We need to adapt to diverse cultural and social environments, and at the same time stay the course. In the daily interactions of the company there will always be dilemmas and answers will not always be clear-cut. This is where management has a particular role to lead by example and to empower employees to make the right decisions. The message is clear: we will compete to win, but not at any cost.

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action business ethics training deals with dilemmas

Each day, Novo Nordisk employees bring ethical standards to work. Doing business globally entails many challenges, particularly when working in diverse cultures where appropriate business conduct can vary widely. Making the right choices becomes more complex – and more important – in the pressures of a competitive business environment. Torben Skindballe, vice president of the Regional Office Near East, knows this first-hand. “It is vital to understand and respect the local customs and practices of the countries we operate in. Giving gifts, for example, is important in many cultures and we must remain respectful in our business relationships. At the same time, we must never compromise personal integrity and the principles that guide Novo Nordisk’s way of doing business. That makes it all the more important to be clear on our Business Ethics Policy, not only among people working at Novo Nordisk, but also with anyone with whom we do business,” he says.
     Ethical business conduct is about values and integrity as well as compliance and risk mitigation. Taking a proactive approach also presents opportunities such as enhanced trust in the company and improved relationships with customers and other key stakeholders.
     See examples from the current risk profile regarding ethical marketing practices on pp 110–111.

Passing the ethical test

When is a gift appropriate? Would the gift cause another person to behave inappropriately and provide Novo Nordisk employees with an inappropriate business advantage? Would the decision be considered fair? These questions illustrate some of the dilemmas that employees can be confronted with in work situations.
     Novo Nordisk’s Business Ethics programme includes compliance with legislation and offers guidance on individual judgements. The Business Ethics Policy sets direction and states that bribery and corruption are unacceptable. It is backed by three procedures for ethical business conduct, product promotion and contracting with agents and other third parties.
     The company’s president and CEO, Lars Rebien Sørensen, the Executive Management team and the members of the Senior Management Board attended training workshops during 2006, as did all line managers within procurement and sales and marketing – a total of 297 individuals representing 79 countries. The aim was to provide guidance on how to live up to the Business Ethics Policy, which was introduced in 2005. In addition, all Novo Nordisk managers and relevant employees in their units have completed an e-learning module on business ethics. This programme is now also a mandatory part of new managers’ training. Any employee may complete the e-learning programme, and during 2006 nearly 2,700 employees (close to 10% of the total workforce) did so.
     ”We are judged by what we do, not only by what we say. The procedures explain the global standards of behaviour that people can expect from us. However, we recognise that despite clear policies and procedures, there are dilemmas, and we think it is important to address these openly,” says Lars Rebien Sørensen.

Addressing dilemmas

For instance, doctors from underfunded hospitals or clinics, particularly in emerging or developing countries, sometimes request donations of funds, equipment or medicine from pharmaceutical companies. From the doctor’s point of view, the company has the financial ability, expertise and social obligation to contribute. The company also sees an obvious need and has a desire to help. If a donation is made, it must adhere to the company’s ethical standards. It may not lead to undue advantage or benefit for the company, such as inclusion in a list of the hospital’s preferred suppliers. Novo Nordisk’s policy clearly states that managers and employees must be careful to ensure that charitable contributions and sponsorships do not constitute bribery. If the policy is not adhered to, the consequence can be job termination.
     “The workshop is an excellent forum for clarifying questions that individuals bring from their work situations. It gives an opportunity to ask questions, have an open and frank discussion and to learn how to stay in compliance,” says Torben Skindballe.

Audit and whistleblower

Group Internal Audit oversees compliance with the Business Ethics Policy and procedures. The audit team conducts both announced and unannounced reviews of business units worldwide. In 2006, more than 25 such reviews were conducted, and recommendations resulting from these reviews will be followed up in 2007. Business ethics is also included in regular facilitations that serve as audits of adherence to the Novo Nordisk Way of Management, including company policies.
     Concerns over possible breaches of ethical business conduct can be raised via the Board of Directors’ Audit Committee anonymously and with no subsequent disciplinary or retaliatory action towards the whistleblower. In 2006, 12 concerns related to business ethics were raised through the whistleblower reporting system.

Measuring progress

Also in 2007, the business ethics programme will be anchored within the corporate Balanced Scorecard against which individual managers’ performance is assessed annually. All country managers are evaluated based on their ability to undertake local risk assessment, develop a local procedure on business ethics, and ensure continued training for all relevant employees.
     Monitoring the progress and continued development of the programme ensures that it is responsive to the most relevant and pressing concerns as viewed by Novo Nordisk and its stakeholders.

See an overview of current legal issues at novonordisk.com/annual-report Click: how we perform/legal issues

46	Novo Nordisk Annual Report 2006

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responsible sourcing:
revisiting
the strategy

The quality of a pharmaceutical product must be unquestionable. To Novo Nordisk this also implies assurance that the product was made with high focus on the environmental impact and with respect for international labour standards.
     “Our social and environmental responsibility extends throughout the value chain. By investing in initiatives that drive improved performance by our suppliers and subsuppliers we achieve two things: we mitigate risks and we act on our responsibility,” says Lise Kingo, executive vice president and chief of staffs (COS).
     Global sourcing is an intricate web of interconnected parties, from suppliers of raw materials to agents purchasing goods on the company’s behalf. Often, supply chain relationships are long-lasting and close, with skills and knowledge being developed and shared. This makes fertile ground for sharing better practices, including responsible business principles.
     Novo Nordisk expects suppliers to adhere to the company’s standards for managing environmental impacts and respecting human and labour rights. Selected suppliers are assessed before contracting into a business relationship. All existing suppliers are regularly evaluated on their performance.
     The company prefers to engage with suppliers to address breaches of quality, social and environmental standards. However, if a supplier repeatedly demonstrates a lack of interest or unwillingness to improve its standards, Novo Nordisk will take appropriate action, which could eventually mean withdrawal from the relationship.

Evaluation of performance

Systematic evaluation was introduced in 2001 for the company’s more than 300 key suppliers in production. This was based on annual self-evaluation questionnaires, supplemented by audits conducted by Novo Nordisk’s internal auditors. As of 2005, all significant purchasing, including via service companies, has been incorporated in varying forms in this programme. In 2006, 11 audits were carried out, the majority of them in China.

Managing a global supply chain

As Novo Nordisk expands its supply chain operations globally, there are cost benefits to be gained. However, this must not compromise company standards and the Novo Nordisk Way of Management.
     In 2006, the supply chain programme was reviewed to assess its effectiveness in mitigating risks and improving social and environmental performance. As part of the review, the company consulted selected suppliers in China and Brazil to obtain feedback on the current programme and to identify areas for improvement. Stakeholder engagement has contributed to framing this new approach.
     The conclusion of the review was to strengthen risk management and place greater emphasis on suppliers of Novo Nordisk branded products and suppliers with production in countries where enforcement of social and environmental legislation is weak.
     “Since a higher share of our supplier base will be shifting to developing countries, business risks will increase, but so will the opportunity to engage with suppliers with a view to ensuring compliance with Novo Nordisk and global standards, thereby often raising the bar locally,” says Kim Tosti, senior vice president, Devices and Sourcing.
     This more focused approach aligns well with Novo Nordisk’s global sourcing strategy. Any prospective supplier regarded as high-risk will be pre-screened and assessed prior to approval. Approved suppliers regarded as high-risk will be evaluated periodically on their social, environmental and ethical performance as part of the annual business evaluation, which covers both commercial and quality aspects.

Roll-out of standards

In 2007, Novo Nordisk will issue Responsible Sourcing standards. These standards will be an integral part of doing business with Novo Nordisk. The standards will be classified in six categories: general compliance with laws and regulations; environment; health and safety; labour practices; ethics; and subsuppliers. The new standards will also cover clinical trials and animal welfare, so that suppliers and contractors to different parts of the organisation will be informed of all the company’s expectations in a single standard.
     The aim is to engage with suppliers to promote implementation of these standards. The company recognises that while standards and assessments may uncover areas in need of improvement, they will not necessarily result in improvements per se. Therefore, the company will develop an engagement programme, targeted at a few key suppliers that face challenges in implementing these standards. This programme will be piloted in 2008 and will build on Novo Nordisk’s experience in working with stakeholders to drive change.
     “It is critical to our business that our suppliers, anywhere in the world, are absolutely reliable in terms of quality, environmental and social standards and commercial stability. Without such strong supply chain, we could jeopardise our ability to deliver our products in a timely manner to people who rely on them. That is a risk we are not willing to take,” says Kim Tosti.

With the new insulin filling plant in Montes Claros, Brazil, Novo Nordisk has also extended its supplier base in South America.

Novo Nordisk Annual Report 2006	47

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Business results Diabetes care Biopharmaceuticals Challenging workplace Values in action climate strategy puts energy efficiency in the spotlight

On two Sunday mornings in November 2006, Novo Nordisk employees crowded into a movie theatre in Copenhagen transformed into an Arctic landscape of facts and figures on climate change – the greatest environmental challenge of our time with major social and economic implications. The company had invited all the employees from the Danish organisation to see the documentary film An Inconvenient Truth, along with their spouse, a teenage child or a friend. The ticket office was taken by storm, and more than 1,800 people attended the events.
     The film was an ideal occasion to kick off internal awareness and debate on climate change and what it means for Novo Nordisk. The company’s climate strategy ties in with its responsible business approach and environmental management. This work already involves many employees, but individuals’ actions and behaviour count as well.
      The world’s increasing consumption of fossil fuels has accelerated emissions cant growth in production needs to be decoupled from the levels of energy needed in the processes.

Business focus drives change

The climate strategy has two elements: energy savings initiatives, and more use of renewable energy. Novo Nordisk is looking into opportunities such as windmills, solar power and geothermal energy.
     The ongoing cLEAN® programme – an adapted LEAN manufacturing programme to increase productivity – in Product Supply underpins the climate strategy and will contribute to lowering the level of CO2 emissions. As a result of this programme Novo Nordisk will achieve a lower energy consumption per produced unit.

Energy screenings identify potential

Significant progress has been made in identifying opportunities for energy savings at individual production sites. By the end of 2006 Novo Nordisk Product Supply had conducted energy screenings at 10 of its 13 production sites. Sites in Brazil, China and Japan will be screened in 2007.
        “These screenings have revealed an enormous amount of easy wins with short pay-back times,” says Per Valstorp, senior vice president, Product Supply. Funding has been secured for sites to conduct feasibility studies, and each site has appointed energy stewards. An internal value on CO2 reductions has also been introduced to promote implementation of energy-saving projects.

Small measures, big savings

The insulin filling facility in Clayton, North Carolina, US, has identified eight projects ranging from more efficient use of boilers to minimising energy losses in the steam system. All measures will be implemented in 2007 with a total CO2 reduction of 1,033 tons per year and an aver-age pay-back period of 18 months.
     Substantial savings opportunities were also identified following energy screenings at the production sites in Denmark, where 87% of the company’s CO2 emissions occur. At the factor VIIa factory in Hillerød, significant energy and cost savings are expected to result from improvements in the ventilation system, which contributes to 40–50% of total energy use. Lessons learned can be transferred to other sites.
     “The energy screening has taught us to take a step back and see new angles on how we can change the way we do things,” says Asbjørn Christensen, chemist and energy steward at the Hillerød factory.

Strategies for long-term environmental challenges

Climate change is the primary focus of Novo Nordisk’s environmental strategy, which addresses the use of natural resources and pollution prevention throughout the value chain. Other focus areas include the safe use of genetically modified organisms (GMOs), sustainable processes, product stewardship, transportation and responsible sourcing.
     Environmental management is organised through ISO 14001-certified processes at the sites. Through the Balanced Scorecard managers are held accountable – and rewarded – for performance against specific targets for compliance, pollution prevention and energy efficiency.

of CO2 that contribute to global warming. Climate change presents significant business risks in the long-term. Novo Nordisk believes that decisive action is an obligation and also an opportunity to be better prepared for a carbon-constrained future and less vulnerable to fluctuations in energy prices.

A need to act

In January 2006, Novo Nordisk signed an agreement with WWF that made the company a member of the Climate Savers programme. This programme invites leading global businesses to demonstrate that investing in reduction options can benefit the long-term health of the business. Under this agreement, Novo Nordisk has set an ambitious target for the company’s CO2 reductions: to achieve a reduction of 10% by 2014 as compared with 2004. To do so, the projected signifi-

       Climate strategy for CO2 emissions
       1,000 tons CO2

novonordisk.com/annual-report Click: how we perform/environmental management

48	Novo Nordisk Annual Report 2006

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Environmental protection projects come in all sizes: at the Kalundborg production facility in Denmark, which among other things produces insulin crystals, cooling towers erected in 2003 have provided Novo Nordisk with more effective, resource-saving cooling.

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NVO
LISTED
NYSE
novo nord
novo nordisk®
FEBRUARY
7
TUESDAY

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Accounts and notes consolidated financial and non-financial statements 2006

52	Financial and non-financial highlights
54	Consolidated income statement
55	Consolidated balance sheet
56	Consolidated cash flow statement and financial resources
57	Consolidated statement of changes in equity
58	Notes: Accounting policies
63	Financial definitions
64	Notes: Consolidated income statement
68	Notes: Consolidated balance sheet
75	Notes: Consolidated cash flow and financial resources
76	Notes: Additional information
90	Overview of non-financial reporting
91	Notes: Accounting policies for non-financial data
93	Notes: Performance indicators
100	Companies in the Novo Nordisk Group
102	Summary of financial data 2002–2006
104	Quarterly figures 2005 and 2006 (unaudited)
105	Management statement
106	Auditors’ reports

Shareholder information

108	Corporate governance
110	Risk management
112	Board of Directors
114	Executive Management
115	Shareholder information

7 February: Lars Rebien Sørensen, president and CEO, together with colleagues from global headquarters and Novo Nordisk Inc., rings the closing bell at the New York Stock Exchange as the company celebrates its 25-year listing on the exchange.

Novo Nordisk Annual Report 2006	51

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Financial highlights

Sales

	2002		2003		2004		2005	2006		2005–2006		2005	2006

	DKK million		DKK million		DKK million		DKK million	DKK million		Change		EUR million	EUR million

Diabetes care:
Modern insulins (insulin analogues)	1,187		2,553		4,507		7,298	10,825		48%		979	1,451
Human insulin and insulin-related products	14,651		14,492		14,383		15,006	15,057		0%		2,015	2,019
Oral antidiabetic products (OAD)	1,620		1,430		1,643		1,708	1,984		16%		229	266

Diabetes care total	17,458		18,475		20,533		24,012	27,866		16%		3,223	3,736

Biopharmaceuticals:
Haemostasis management (NovoSeven®)	3,593		3,843		4,359		5,064	5,635		11%		680	755
Growth hormone therapy	2,061		2,133		2,317		2,781	3,309		19%		373	444
Hormone replacement therapy	1,333		1,322		1,488		1,565	1,607		3%		210	215
Other products	421		385		334		338	326		(4%	)	45	44

Biopharmaceuticals total	7,408		7,683		8,498		9,748	10,877		12%		1,308	1,458

Total sales by segments	24,866		26,158		29,031		33,760	38,743		15%		4,531	5,194

Europe	10,889		11,697		12,411		13,447	14,708		9%		1,805	1,972
North America	5,786		6,219		7,478		9,532	12,280		29%		1,279	1,646
International Operations	4,099		4,227		4,844		6,070	7,086		17%		815	950
Japan & Oceania	4,092		4,015		4,298		4,711	4,669		(1%	)	632	626

Total sales by geographical areas	24,866		26,158		29,031		33,760	38,743		15%		4,531	5,194

Price and volume/mix	11%		15%		15%		15%	16%
Currency	(5%	)	(10%	)	(4%	)	1%	(1%	)

Total growth	6%		5%		11%		16%	15%

Key figures

	DKK million	DKK million	DKK million	DKK million	DKK million	Change		EUR million	EUR million

Operating profit	5,927	6,422	6,980	8,088	9,119	13%		1,085	1,223
Net financials	401	954	477	146	45	(69%	)	20	6
Profit before income taxes	6,328	7,376	7,457	8,234	9,164	11%		1,105	1,229
Net profit	4,116	4,833	5,013	5,864	6,452	10%		787	865

Equity	22,477	24,776	26,504	27,634	30,122	9%		3,704	4,040
Total assets	31,612	34,564	37,433	41,960	44,692	7%		5,624	5,994
Capital expenditure (net)	3,893	2,273	2,999	3,665	2,787	(24%	)	492	374
Free cash flow	497	3,846	4,278	4,833	4,707	(3%	)	649	631

Per share/ADR of DKK 2

	DKK	DKK	DKK	DKK	DKK	Change	EUR	EUR

Earnings per share	11.87	14.17	14.89	17.89	20.10	12%	2.41	2.69
Earnings per share, diluted	11.85	14.15	14.83	17.83	19.99	12%	2.40	2.68
Proposed dividend	3.60	4.40	4.80	6.00	7.00	17%	0.81	0.94
Quoted price at year-end for B shares	205	241	299	355	471	33%	47.73	63.17

Ratios

	%	%	%	%	%	Long-term financial target in %

Growth in operating profit	9.6	8.4	8.7	15.9	12.7	15
Growth in operating profit, three-year average	19.1	11.0	8.9	11.0	12.4
Operating profit margin	23.8	24.6	24.0	24.0	23.5	25
Return on invested capital (ROIC)	21.1	20.4	21.5	24.7	25.8	30
Cash to earnings	12.1	79.6	85.3	82.4	73.0
Cash to earnings, three-year average	34.4	32.3	59.0	82.4	80.2	70
Net profit margin	16.6	18.5	17.3	17.4	16.7
Equity ratio	71.1	71.7	70.8	65.9	67.4

Key figures are translated into EUR as supplementary information – the translation of income statement items is based on the average exchange rate in 2006 (EUR 1 = DKK 7.45912) and the translation of balance sheet items is based on the exchange rate at the end of 2006 (EUR 1 = DKK 7.45600).

52	Novo Nordisk Annual Report 2006

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Non-financial highlights

Economics

			2002		2003		2004		2005		2006

R&D	Ratio of R&D expenditure to tangible investments		1:1		1.8:1		1.5:1		1.3:1		2.3:1
	R&D as share of sales	%	15.9		15.5		15.0		15.1		16.3

Investments	Total tangible investments	DKK million	3,893		2,273		2,999		4,009		2,811

Remuneration	Remuneration as share of cash received	%	34		34		34		34		33

Employment	Employment impact worldwide (direct and indirect)	Number of jobs	65,100	1)	67,900	1)	73,100	1)	78,000	1)	82,700

Corporate tax	Total corporate tax as share of sales	%	8.9		9.7		8.4		7.0		9.1

Exports	Novo Nordisk exports as share of Danish exports	%	4.4		4.4		3.9		4.7	2)	4.0

Environment

Resources	Water consumption	1,000 m3	2,044		2,621		2,756		3,014		2,995
	Energy consumption	1,000 GJ	2,083		2,299		2,397	3)	2,718	3)	2,666
	Raw materials and packaging materials	1,000 tons	93		110		111		135	4)	142

Wastewater	COD	Tons	971		1,187		1,448		1,303		1,000
	Nitrogen	Tons	111		122		121		126		107
	Phosphorus	Tons	17		21		21		22		19

Waste	Total waste	Tons	12,935		21,356		21,855		23,776		24,165
	Recycling percentage	%	41		41		40		33		35

Emissions to air	CO2	1,000 tons	198	5)	205	5)	210	5)	228	5)	235
	Organic solvents	Tons	149		137		115		124		102

EIR6) Water	Diabetes care	m3/MU	–		–		–		–		7.8
	Biopharmaceuticals	m3/g API	–		–		–		–		4.8

EIR6) Energy	Diabetes care	GJ/MU	–		–		–		–		5.5
	Biopharmaceuticals	GJ/g API	–		–		–		–		9.2

Compliance	Breaches of regulatory limit values	Number	30		105		74		174		122
	Accidental releases	Number	12		20		29		104	7)	134

Social

Living our values	Importance of social and environmental issues for the future of the company8)		4.1	4.0	4.2	4.2	4.3

	Managers’ behaviour consistent with Novo Nordisk’s values8)		3.7	3.8	4.0	4.0	4.1
	Fulfilment of action points from facilitations of NNWoM	%	95	99	96	100	99

People	Employees (total)	Number	18,372	19,241	20,725	22,460	23,613
	Rate of absence	%	2.7	3.1	3.2	3.2	3.0
	Rate of employee turnover	%	6.4	7.1	7.3	8.0	10.0
	Engaging culture		–	–	–	–	4.0
	Opportunity to use and develop employee competences/skills8)		3.7	3.7	3.8	3.8	3.9
	People from diverse backgrounds have equal opportunities8)		3.8	3.7	3.8	3.9	3.9

Health & safety	Frequency of occupational injuries per million working hours		8.9	5.4	5.6	7.3	6.2
	Fatalities	Number	–	0	1	0	0

Training costs	Annual training costs per employee	DKK	8,189	7,518	8,992	9,899	11,293

Access to health	LDCs where Novo Nordisk operates	Number	30	30	35	35	35
	LDCs where Novo Nordisk sells insulin at or below the policy price	Number	19	16	33	32	34
	Healthcare professionals directly trained or educated	Number	–	–	–	–	297,000
	People with diabetes directly trained or treated	Number	–	–	–	–	1,060,000

Patent families	Active patent families to date	Number	654	701	778	812	913
	New patent families (first filing)	Number	114	140	145	130	149

Animals	Animals purchased	Number	48,128	42,869	47,311	57,905	56,533

1)	Multipliers have been updated.
2)	Estimated number changed to factual number.
3)	Previously reported as 2,408 (2004) and 2,591 (2005). Reporting error now corrected.
4)	Previously reported as 150. Reporting error now corrected.
5)	Minor adjustments to all historic CO2 emissions due to changed emission factors from sites outside Denmark.
6)	EIR = eco-intensity ratio. See pp 92 and 96.
7)	Previously reported as 83. Reporting error now corrected.
8)	On a scale of 1–5, with 5 being the highest.

Novo Nordisk Annual Report 2006	53

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Consolidated financial statements
Consolidated income statement

DKK million	Note	2006	2005	2004

Sales	4, 5	38,743	33,760	29,031
Cost of goods sold	6, 7	9,585	9,177	8,050

Gross profit		29,158	24,583	20,981

Sales and distribution costs	6, 7	11,608	9,691	8,280
Research and development costs	6, 7	6,316	5,085	4,352
Administrative expenses	6, 7, 8	2,387	2,122	1,944
Licence fees and other operating income (net)	9	272	403	575

Operating profit		9,119	8,088	6,980

Share of profit/(loss) in associated companies	16	(260)	319	(117)
Financial income	10	931	498	898
Financial expenses	11	626	671	304

Profit before income taxes		9,164	8,234	7,457

Income taxes	12	2,712	2,370	2,444

Net profit		6,452	5,864	5,013

Basic earnings per share (DKK)	13	20.10	17.89	14.89
Diluted earnings per share (DKK)	13	19.99	17.83	14.83

54	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Consolidated balance sheet

DKK million	Note	31 Dec 2006	31 Dec 2005

Assets

Intangible assets	14	639	485
Property, plant and equipment	15	20,350	19,941
Investments in associated companies	16	788	926
Deferred income tax assets	23	1,911	879
Other financial assets	17	169	169

Total long-term assets		23,857	22,400

Inventories	18	8,400	7,782
Trade receivables	19	5,163	4,794
Tax receivables		385	504
Other receivables	20	1,784	1,455
Marketable securities and financial derivatives	17	1,833	1,722
Cash at bank and in hand	30	3,270	3,303

Total current assets		20,835	19,560

Total assets		44,692	41,960

Equity and liabilities

Share capital	21	674	709
Treasury shares		(39)	(61)
Retained earnings		28,810	26,962
Other comprehensive income		677	24

Total equity		30,122	27,634

Long-term debt	22	1,174	1,248
Deferred income tax liabilities	23	1,998	1,846
Provision for pensions	24	330	316
Other provisions	25	911	335

Total long-term liabilities		4,413	3,745

Short-term debt and financial derivatives	26	338	1,444
Trade payables		1,712	1,500
Tax payables		788	676
Other liabilities	27	4,863	4,577
Other provisions	25	2,456	2,384

Total current liabilities		10,157	10,581

Total liabilities		14,570	14,326

Total equity and liabilities		44,692	41,960

Novo Nordisk Annual Report 2006	55

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Consolidated financial statements
Consolidated cash flow statement and financial resources

DKK million	Note	2006	2005	2004

Net profit		6,452	5,864	5,013

Adjustment for non-cash items:
Income taxes		2,712	2,370	2,444
Depreciation, amortisation and impairment losses		2,142	1,930	1,892
Interest income and interest expenses		(73)	44	(128)
Other adjustments for non-cash items	28	959	1,109	1,018
Income taxes paid		(3,514)	(2,138)	(2,866)
Interest received and interest paid (net)		95	(73)	109

Cash flow before change in working capital		8,773	9,106	7,482

Change in working capital:
(Increase)/decrease in trade receivables and other receivables		(804)	(1,139)	211
(Increase)/decrease in inventories		(686)	(618)	(623)
Increase/(decrease) in trade payables and other liabilities		455	1,363	519

Cash flow from operating activities		7,738	8,712	7,589

Investments:
Acquisition of subsidiaries and business units	29	–	(350)	–
Sale of intangible assets and long-term financial assets		175	400	–
Purchase of intangible assets and long-term financial assets		(419)	(264)	(312)
Sale of property, plant and equipment		111	234	140
Purchase of property, plant and equipment		(2,898)	(3,899)	(3,139)
Net change in marketable securities (maturity exceeding three months)		514	(1,032)	1,310

Net cash used in investing activities		(2,517)	(4,911)	(2,001)

Financing:
New long-term debt		–	–	505
Repayment of long-term debt		(23)	(29)	(574)
Purchase of treasury shares		(3,000)	(3,018)	(1,982)
Sale of treasury shares		210	206	87
Dividends paid		(1,945)	(1,594)	(1,488)

Cash flow from financing activities		(4,758)	(4,435)	(3,452)

Net cash flow		463	(634)	2,136

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents		39	154	(14)

Net change in cash and cash equivalents		502	(480)	2,122

Cash and cash equivalents at the beginning of the year		2,483	2,963	841

Cash and cash equivalents at the end of the year	30	2,985	2,483	2,963

Supplemental information:
Cash and cash equivalents at the end of the year	30	2,985	2,483	2,963
Bonds with original term to maturity exceeding three months	17	1,001	1,502	508
Undrawn committed credit facilities	26	7,456	7,461	6,694

Financial resources at the end of the year		11,442	11,446	10,165

Cash flow from operating activities		7,738	8,712	7,589
+ Net cash used in investing activities		(2,517)	(4,911)	(2,001)
– Net change in marketable securities (maturity exceeding three months)		514	(1,032)	1,310

Free cash flow		4,707	4,833	4,278

56	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Consolidated statement of changes in equity

DKK million	Share capital	Treasury shares	Share premium account	Retained earnings	Other comprehensive income			Total

					Exchange rate adjustments	Deferred gain/loss on cash flow hedges	Other adjustments

2006

Balance at the beginning of the year	709	(61)	–	26,962	142	(345)	227	27,634
Exchange rate adjustment of investments in subsidiaries					14			14
Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the year						345		345
Deferred gain/(loss) on cash flow hedges at the end of the year						420		420
Other adjustments				5			(126)	(121)

Net income recognised directly in equity for the year	–	–	–	5	14	765	(126)	658

Net profit for the year				6,452				6,452

Total income for the year	–	–	–	6,457	14	765	(126)	7,110

Share-based payment				113				113
Purchase of treasury shares		(15)		(2,985)				(3,000)
Sale of treasury shares		2		208				210
Reduction of the B share capital	(35)	35						–
Dividends				(1,945)				(1,945)

Balance at the end of the year	674	(39)	–	28,810	156	420	101	30,122

At the end of the year proposed dividends (not yet declared) of DKK 2,221 million are included in Retained earnings. No dividend is declared on treasury shares.

2005

Balance at the beginning of the year	709	(45)	2,565	22,671	(40)	461	183	26,504
Exchange rate adjustment of investments in subsidiaries					182			182
Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the year						(461)		(461)
Deferred gain/(loss) on cash flow hedges at the end of the year						(345)		(345)
Other adjustments				29			44	73

Net income recognised directly in equity for the year	–	–	–	29	182	(806)	44	(551)

Net profit for the year				5,864				5,864

Total income for the year	–	–	–	5,893	182	(806)	44	5,313

Share-based payment				223				223
Purchase of treasury shares		(19)		(2,999)				(3,018)
Sale of treasury shares		3		203				206
Transfer of Share premium account to Retained earnings			(2,565)	2,565				–
Dividends				(1,594)				(1,594)

Balance at the end of the year	709	(61)	–	26,962	142	(345)	227	27,634

At the end of the year proposed dividends (declared in 2006) of DKK 1,945 million are included in Retained earnings. No dividend is declared on treasury shares. In accordance with changes in the Danish Companies Act the Share premium account is transferred to Retained earnings.

Novo Nordisk Annual Report 2006	57

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Consolidated financial statements
Notes – Accounting policies

1	Summary of significant accounting policies

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Consolidated financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments) at fair value.
     The Financial statements of the Parent company, Novo Nordisk A/S are included on the attached cd-rom and are available at www.novonordisk.com.

Effects of new accounting pronouncements
In 2006 Novo Nordisk adopted all of the new and revised standards and interpretations that are relevant to Novo Nordisk and effective for accounting periods beginning on 1 January 2006.
     In 2006 the following standards and interpretations were implemented in accordance with the effective date 1 January 2006:
Amendment to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’

The implementation of this standard did not result in any changes to amounts reported for 2006 or prior periods.
     The following standards and interpretations were implemented before the effective date 1 January 2007:
IFRS 7 ‘Financial Instruments: Disclosures’
Amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’

The implementation of IFRS 7 ‘Financial Instruments: Disclosures’ and Amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’ has resulted in increased disclosure regarding the Group’s financial instruments and policies for managing capital (see notes 19 and 32).

Principles of consolidation
The Consolidated financial statements include the financial statements of Novo Nordisk A/S (the Parent company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.
     Companies that are not subsidiaries, but in which the Group holds 20% to 50% of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.
     The Consolidated financial statements are based on the Financial statements of the Parent company and of the subsidiaries and are prepared by combining items of a uniform nature and eliminating intercompany transactions, shareholdings, balances and unrealised intercompany profits and losses. The Consolidated financial statements are based on financial statements prepared by applying the Group’s accounting policies.
     The purchase method of accounting is used to account for the acquisition of businesses by the Group. The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.
     Acquired and divested companies are included in the Income statement during the period of Novo Nordisk’s ownership. Comparative figures are not adjusted for disposed or acquired companies.

CRITICAL ACCOUNTING POLICIES

Novo Nordisk’s management considers the following to be the most important accounting policies for the Group.

Sales and revenue recognition
Sales represent the fair value of the sale of goods excluding value added tax and after deduction of provisions for returned products, rebates, trade discounts and allowances.
     Provisions and accruals for rebates to customers are provided for in the period the related sales are recorded. Historical data are readily available and reliable and are used for estimating the amount of the reduction in sales.
     Revenue is recognised when it is realised or realisable and earned. Revenues are considered to have been earned when Novo Nordisk has substantially accomplished what it must do to be entitled to the revenues.

     Revenue from the sale of goods is recognised when all the following specific conditions have been satisfied:
Novo Nordisk has transferred to the buyer the significant risk and rewards of ownership of the goods
Novo Nordisk retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
The amount of revenue can be measured reliably
It is probable that the economic benefits associated with the transaction will flow to Novo Nordisk; and
The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are usually met by the time the products are delivered to the customers.
     Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement.
     As a principal rule, sale of intellectual property is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property, the income is recognised in accordance with the term of the obligation. On the sale of intellectual property where the final sale is conditional on future events, the amount is recorded as income at the occurrence of such future events.
     Revenue is measured at the fair value of the consideration received or receivable.

Research and development
Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trials and regulatory approval, it is concluded that the Group’s internal development costs in general do not meet the capitalisation criteria in IAS 38 ‘Intangible Assets’. Consequently the technical feasibility criteria of IAS 38 are not considered fulfilled before regulatory approval is obtained. Therefore, all internal research and development costs are expensed in the Income statement as incurred.
     For acquired in-process research and development projects the effect of probability is reflected in the cost of the asset and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the criteria for capitalisation. Please refer to the section ‘Intangible assets’ regarding the accounting treatment of intangible assets.
     Property, plant and equipment used for research and development purposes are capitalised and depreciated over their estimated useful lives.

Derivative financial instruments
The Group uses forward exchange contracts, currency options, interest rate swaps and currency swaps to hedge forecasted transactions, assets and liabilities, and net investments in foreign subsidiaries in foreign currencies.
     Novo Nordisk applies hedge accounting under the specific rules of IAS 39 to forward exchange contracts and currency swaps. Upon initiation of the contract, the Group designates each derivative financial contract that qualifies for hedge accounting as a hedge of a specific hedged transaction: either i) a recognised asset or liability (fair value hedge), ii) a forecasted financial transaction or firm commitment (cash flow hedge), or iii) a hedge of a net investment in a foreign entity.
     All contracts are initially recognised at cost and subsequently re-measured at their fair values at the balance sheet date. The value adjustments on forward exchange contracts designated as hedges of forecasted transactions are recognised directly in equity, given hedge effectiveness. The cumulative value adjustment of these contracts is removed from equity and included in the Income statement under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement.
     Novo Nordisk applies the hedge accounting requirements to interest rate swaps hedging forecasted transactions. Consequently, the fair value on interest rate adjustments of these contracts is recognised in equity.
     Currency options are initially recognised at cost and subsequently remeasured at their fair values at the balance sheet date.While providing effective economic hedges under the Group’s risk management policy, the current use of currency options does not meet the detailed requirements of IAS 39 for allowing hedge accounting. Currency options are therefore recognised directly in the Income statement under Financial income or Financial expenses.

58	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Accounting policies

1	Summary of significant accounting policies (continued)

     Forward exchange contracts and currency swaps hedging recognised assets or liabilities in foreign currencies are measured at fair value at the balance sheet date. Value adjustments are recognised in the Income statement under Financial income or Financial expenses, along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.
     Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the balance sheet date. The value adjustment is recognised in equity.
     All fair values are based on marked-to-market prices or standard pricing models.
     The accumulated net fair value of derivative financial instruments is presented as ‘Marketable securities and financial derivatives’, if positive, or ‘Short-term debt and financial derivatives’, if negative.

Provisions
Provisions including tax and legal cases are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. In this connection Novo Nordisk makes the estimate based upon an evaluation of the individual most likely outcome of the cases. In the case where a reliable estimate cannot be made, these are disclosed as contingent liabilities.

OTHER ACCOUNTING POLICIES

Translation of foreign currencies
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is the functional and presentation currency of the Parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates ruling at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.
     Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at exchange rates ruling at the balance sheet date for assets and liabilities and at average exchange rates for Income statement items.
     All exchange rate adjustments are recognised in the Income statement with the exception of exchange gains and losses arising from:
The translation of foreign subsidiaries’ net assets at the beginning of the year translated at the exchange rates at the balance sheet date.
The translation of foreign subsidiaries’ income statements using average exchange rates, whereas balance sheets are translated using the exchange rates ruling at the balance sheet date.
The translation of long-term intercompany receivables that are considered to be an addition to net assets in subsidiaries.
The translation of investments in associated companies.

The above exchange gains and losses are recognised in Other comprehensive income under equity.

Licence fees and other operating income (net)
Licence fees and other operating income (net) comprise licence fees and income (net) of a secondary nature in relation to the main activities of the Group. The item also includes non-recurring income items (net) in respect of sale of intellectual property.

Intangible assets
Goodwill
Goodwill represents any cost in excess of identifiable net assets, measured at fair value, in the acquired company. Goodwill recorded under Intangible assets is related to subsidiaries.

     Goodwill is measured at historical cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
     Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Other intangible assets
Patents and licences that include acquired patents and licences to in-process research and development projects and other intangibles are carried at historical cost less accumulated amortisation and any impairment loss.
     Internal development costs and the related software in connection with major IT projects for internal use are capitalised under Other intangible assets.
     Amortisation is provided under the straight-line method over the estimated useful life of the asset (up to 10 years). For the patents and in-process research and development projects the amortisation starts when the products are put into use.

Property, plant and equipment
Property, plant and equipment are measured at historical cost less accumulated depreciation and any impairment losses. The cost of self-constructed assets includes costs directly attributable to the construction of the assets. Interest on loans financing construction of major investments is recognised as an expense in the period in which it is incurred. Subsequent cost is included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
     Land is not depreciated. Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:
Buildings: 12– 50 years.
Plant and machinery: 5 –16 years.
Other equipment: 3 –16 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
     An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Leases
Leases of assets whereby the Group assumes substantially all the risks and rewards of ownership are capitalised as finance leases under Property, plant and equipment and depreciated over the estimated useful lives of the assets, according to the periods listed above. The corresponding finance lease liabilities are included in liabilities.
     Operating lease costs are charged to the Income statement on a straight-line basis over the period of the lease.

Investments in associated companies
Investments in associated companies are accounted for under the equity method of accounting (ie at the respective share of the associated companies’ net asset value applying Group accounting policies).
     Goodwill relating to associated companies is recorded under Investments in associated companies.

Impairment of assets
The Group assesses the carrying amount of intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying amounts may not be recoverable. Factors considered material by the Group and that could trigger an impairment test include the following:
Significant underperformance relative to historical or projected future results.
Significant changes in the manner of the Group’s use of the acquired assets or the strategy for our overall business.
Significant negative industry or economic trends.

When it is determined that the carrying amount of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows.

Novo Nordisk Annual Report 2006	59

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Consolidated financial statements
Notes – Accounting policies

1	Summary of significant accounting policies (continued)

     This impairment test is based upon management’s projections and anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines the discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products, forecasted lifecycle and forecasted cash flows over that period and the useful lives of the underlying assets.
     While the assumptions are believed to be appropriate, the amounts estimated could differ materially from what actually occurs in the future. These discounted cash flows are prepared at cash-generating-unit level. The cash-generating-units are the smallest group of identifiable assets that generates cash inflows from continuing use which are largely independent of the cash inflows from other assets or groups of assets.

Financial assets
The Group classifies its investments in the following categories: Financial assets at fair value through profit or loss (financial derivatives), Loans and receivables and Available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments on initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial derivatives used for hedging purposes. Assets in this category are classified as current assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in Trade receivables and Other receivables in the Balance sheet.
     Trade receivables and Other receivables are stated at amortised cost less allowances for doubtful trade receivables. The allowances are based on an individual assessment of each receivable, which also includes an assessment of payment risk associated with individual countries.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.They are included in ‘Other financial assets’ unless Management intends to dispose of the investment within 12 months of the balance sheet date. Marketable securities under current assets are classified as available-for-sale financial assets.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value plus transaction costs for all financial assets not classified as fair value through profit or loss.
     Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.
     Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.
     Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement as gains and losses from available-for-sale financial assets.
     The fair values of quoted investments are based on current bid prices. Financial assets for which no active market exists are carried at cost.
     The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets has been impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss is removed from equity and recognised in the Income statement. Impairment losses recognised in the Income statement on equity instruments are not reversed through the Income statement.

Inventories
Raw materials and consumables are measured at cost assigned by using the first-in, first-out method.
     Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, and production overheads such as employee costs, depreciation, maintenance etc. The production overheads are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time etc.
     If the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Tax
Income taxes in the Income statement include tax payable for the year with addition of the change in deferred tax for the year.
     Deferred income taxes arise from temporary differences between the accounting and tax balance sheets of the individual consolidated companies and from realisable tax-loss carry-forwards, using the liability method. The tax value of tax-loss carry-forwards will be included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in the future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on the elimination of the temporary differences.

Employee benefits
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

Pensions
The Group operates a number of defined benefit and defined contribution plans throughout the world. The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the dates of valuation and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.
     Differences between assumptions and actual events and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees, where these differences exceed a defined corridor.
     Past service costs are allocated over the average period until the benefits become vested.
     Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions.
     The Group’s contributions to the defined contribution plans are charged to the Income statement in the year to which they relate.

Share-based compensation
The Group operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.
     The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at grant date. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and a corresponding adjustment to equity over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

60	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Accounting policies

1	Summary of significant accounting policies (continued)

Liabilities
Generally, liabilities are stated at amortised cost unless specifically mentioned otherwise.

Treasury shares
Treasury shares are deducted from share capital at their nominal value of DKK 2 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are deducted from retained earnings.

Dividends
Dividends are recognised as a liability in the period in which they are declared at the Annual General Meeting.

Consolidated statement of cash flows and financial resources
The Consolidated statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit. The statement shows cash flows for the year, the net change in cash and cash equivalents for the year, and cash and cash equivalents at the beginning and the end of the year.
     Cash and cash equivalents consist of cash and marketable securities, with original maturity of less than three months, less short-term bank loans. Financial resources consist of cash and cash equivalents, bonds with original term to maturity exceeding three months, and undrawn committed credit facilities expiring after more than one year.

United States Generally Accepted Accounting Principles (US GAAP)
The Group prepares a reconciliation of the effect on net profit, equity and balance sheet of the application of US Generally Accepted Accounting Principles (US GAAP) in lieu of International Financial Reporting Standards. Note 38 discloses the US GAAP reconciliation.

2	Changes in the scope of consolidation

In 2006, no changes in the scope of consolidation occurred.
     In January 2005, Novo Nordisk completed the acquisition of a business unit from Aradigm Corporation related to the AERx® insulin Diabetes Management System (iDMS). The cost of the combination was DKK 358 million consisting of DKK 350 million in purchase price and DKK 8 million in assumed liabilities. The purchase price was paid in cash. The net assets were included in the consolidation as from 26 January 2005.
     In 2004, no changes in the scope of consolidation occurred.

Novo Nordisk Annual Report 2006	61

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Consolidated financial statements
Notes – Accounting policies

3	Critical accounting estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the reported carrying amounts of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results could differ from those estimates. Novo Nordisk believes the following are the significant accounting estimates and related judgements used in the preparation of its Consolidated financial statements.

Sales rebate accruals and provisions
Sales rebate accruals and provisions are established in the same period as the related sales. The sales rebate accruals and provisions are recorded as a reduction in sales and are included in Other provisions and Other liabilities.
     The accruals and provisions are based upon historical rebate payments. They are calculated based upon a percentage of sales for each product as defined by the contracts with the various customer groups.
     Factors that complicate the rebate calculations are identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated time lag between sale and payment of a rebate.
     Novo Nordisk believes that the accruals and provisions established for sales rebates are reasonable and appropriate based on current facts and circumstances. However, actual amount of rebates and discounts may differ from the amounts estimated by Management.
     The US market has the most complex arrangements for rebates, discounts and allowances. A reconciliation of gross sales to net sales for North America is as follows:

DKK million	2006	2005	2004

Gross sales	17,196	13,893	10,748

Gross-to-net sales adjustments:
Prime vendor charge-backs	(2,074)	(1,729)	(1,508)
Managed health care rebates	(1,073)	(798)	(511)
Medicaid and Medicare rebates	(1,186)	(1,161)	(746)
Cash discounts	(310)	(244)	(177)
Sales returns	(116)	(105)	(132)
Other rebates and allowances	(157)	(324)	(196)
Total gross-to-net sales adjustments	(4,916)	(4,361)	(3,270)

Total gross-to-net sales adjustments	(4,916)	(4,361)	(3,270)

Net sales	12,280	9,532	7,478

The carrying amount of sales rebate accruals and provisions is DKK 1,847 million at 31 December 2006; please refer to note 5 for further information.

Indirect Production Costs (IPC)
Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, as well as IPC such as employee costs, depreciation, maintenance etc.
     IPC are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time and other relevant factors. Changes in the method for calculation of IPC, including utilisation levels, production lead time etc in the calculation of IPC, could have an impact on the gross margin and the overall valuation of inventories. The carrying amount of IPC is DKK 4,104 million at 31 December 2006.

Allowances for doubtful trade receivables
Trade receivables are stated at amortised cost less allowances for potential losses on doubtful trade receivables.
     Novo Nordisk maintains allowances for doubtful trade receivables for estimated losses resulting from the subsequent inability of the customers to make required payments. If the financial conditions of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyses trade receivables and analyses historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful trade receivables.
     The uncertainty connected with the allowance for doubtful trade receivables is considered limited. The carrying amount of allowances for doubtful trade receivables is DKK 459 million at 31 December 2006.

Income taxes
Management judgement is required in determining the Group’s provision for deferred income tax assets and liabilities. Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets as well as outcome of tax cases should be recognised.
     The carrying amount of deferred income tax assets and deferred income tax liabilities is DKK 1,911 million and DKK 1,998 million respectively at 31 December 2006.

Provisions and contingencies
As part of normal business Novo Nordisk issues credit notes for expired goods. Consequently a provision for future returns is made, based on historical statistical product returns. The pattern in returns in the future may be different from previous patterns.
     The carrying amount of provision for returned products is DKK 609 million at 31 December 2006.

Management of the Group makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation, etc, management considers the evaluation of external counsel knowledgeable about each matter, as well as known outcomes in case law. See note 37 for a description of significant litigations pending.

62	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Financial definitions

ADRs
American Depositary Receipts.

Basic earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Cash to earnings
Free cash flow as a percentage of net profit.

Diluted earnings per share
Net profit divided by the sum of average number of shares outstanding including the dilutive effect of share options ‘in the money’ in accordance with IAS 33. The dilutive effect of share options ‘in the money’ is calculated as the difference between the following:
1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options and
2) the number of shares that would have been issued assuming the exercise of the share options. The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

Effective tax rate
Income taxes as a percentage of profit before income taxes.

Equity ratio
Equity at year-end as a percentage of the sum of total liabilities and equity at year-end.

Free cash flow
The sum of Cash flow from operating activities and Cash flow from investing activities excluding Net changes in marketable securities.

Gross margin
Gross profit as a percentage of sales.

Net profit margin
Net profit as a percentage of sales.

Number of shares outstanding
The number of shares outstanding is the total number of shares excluding the holding of treasury shares.

Operating profit
Earnings before tax, financial items and share of profit/loss in associated companies.

Operating profit margin
Operating profit as a percentage of sales.

Payout ratio
Total dividends for the year as a percentage of net profit.

ROIC (return on invested capital)
Operating profit after tax (using the effective rate) as a percentage of average inventories, receivables, property, plant and equipment as well as intangible assets less non-interest bearing liabilities including provisions (the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two).

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Consolidated financial statements
Notes – Consolidated income statement

4	Segment information

Primary reporting format – Business segments

At 31 December 2006, the Group operates on a worldwide basis in two business segments (the primary reporting format):

Diabetes care:
The business segment includes discovery, development, manufacturing and marketing of products within the areas of insulin and delivery systems and oral antidiabetic products (OAD).

Biopharmaceuticals:
The business segment includes discovery, development, manufacturing and marketing of products within the therapy areas haemostasis management

(NovoSeven®), growth hormone therapy, hormone replacement therapy and other prodcts.

There are no sales or other transactions between the business segments. Costs have been split between business segments based on a specific allocation with the addition of a minor number of corporate overheads allocated systematically to the segments. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, long-term financial assets, inventories, trade receivables and other receivables. Segment liabilities comprise liabilities derived from the activities of the segment, including provisions, trade payables and other liabilities.

Business segments	2006	2005	2004

DKK million	Diabetes care

Segment sales and results

Sales
Modern insulins (insulin analogues)	10,825	7,298	4,507
Human insulin and insulin-related sales	15,057	15,006	14,383
Oral antidiabetic products (OAD)	1,984	1,708	1,643

Diabetes care total	27,866	24,012	20,533

Haemostasis management (NovoSeven®)
Growth hormone therapy
Hormone replacement therapy (HRT)
Other products

Biopharmaceuticals total

Sales	27,866	24,012	20,533
Change in DKK (%)	16.1%	16.9%	11.1%
Change in local currencies (%)	17.0%	15.9%	14.7%
Operating profit	4,982	4,055	3,404

Share of profit in associated companies
Financial income (net)
Profit before income taxes
Income taxes

Net profit

Other segment items

Research and development costs	3,898	3,177	2,932
Depreciation and amortisation	1,632	1,446	1,312
Impairment losses in the Income statement	45	171	320
Additions to property, plant and equipment and intangible assets (net)	2,499	3,510	2,652
Investments in associated companies (net)	–	–	–
Long-term assets	17,606	17,502	15,270
Total assets	29,714	28,484	24,997
Total liabilities	7,470	6,635	4,788

Geographical segments	2006	2005	2004	2006	2005	2004

DKK million	Europe			North America

Sales	14,708	13,447	12,411	12,280	9,532	7,478
Change in DKK (%)	9.4%	8.3%	6.1%	28.8%	27.5%	20.2%
Change in local currencies (%)	9.2%	7.6%	5.9%	29.4%	26.7%	31.9%
Additions to property, plant and equipment and intangible assets (net)	2,065	2,332	2,831	460	801	133
Property, plant and equipment	16,765	16,946	16,519	1,480	1,212	425
Total assets	35,232	32,523	31,198	3,819	4,205	2,725

64	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Consolidated income statement

Secondary reporting format – Geographical segments

The Group operates in four main geographical areas (the secondary reporting format):

Europe: EU, EFTA
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Sales are attributed to geographical segments based on the location of the customer. There are no sales between segments.
     Total assets and additions to property, plant and equipment and intangible assets are based on the location of the assets.

The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risk and returns.

2006	2005	2004	2006		2005	2004	2006	2005	2004

Biopharmaceuticals			Corporate/unallocated				Total

							10,825	7,298	4,507
							15,057	15,006	14,383
							1,984	1,708	1,643

							27,866	24,012	20,533

5,635	5,064	4,359					5,635	5,064	4,359
3,309	2,781	2,317					3,309	2,781	2,317
1,607	1,565	1,488					1,607	1,565	1,488
326	338	334					326	338	334

10,877	9,748	8,498					10,877	9,748	8,498

10,877	9,748	8,498					38,743	33,760	29,031
11.6%	14.7%	10.6%					14.8%	16.3%	11.0%
12.7%	14.2%	15.4%					15.7%	15.4%	14.9%
4,137	4,033	3,576					9,119	8,088	6,980

			(260)		319	(117)	(260)	319	(117)
			305		(173)	594	305	(173)	594
							9,164	8,234	7,457
			2,712		2,370	2,444	2,712	2,370	2,444

							6,452	5,864	5,013

2,418	1,908	1,420	–		–	–	6,316	5,085	4,352
291	309	254	40		4	–	1,963	1,759	1,566
–	–	6	134		–	–	179	171	326
509	727	583	1		4	–	3,009	4,241	3,235
–	–	–	112		–	18	112	–	18
3,684	3,625	3,185	2,567		1,273	1,229	23,857	22,400	19,684
6,783	6,566	5,644	8,195		6,910	6,792	44,692	41,960	37,433
2,269	1,959	1,581	4,831		5,732	4,560	14,570	14,326	10,929

2006	2005	2004	2006		2005	2004	2006	2005	2004

International Operations			Japan & Oceania				Total

7,086	6,070	4,844	4,669		4,711	4,298	38,743	33,760	29,031
16.7%	25.3%	14.6%	(0.9%	)	9.6%	7.0%	14.8%	16.3%	11.0%
17.2%	22.2%	20.7%	5.0%		10.5%	9.0%	15.7%	15.4%	14.9%
465	1,088	252	19		20	19	3,009	4,241	3,235
1,897	1,546	376	208		237	239	20,350	19,941	17,559
4,618	4,212	2,387	1,023		1,020	1,123	44,692	41,960	37,433

Novo Nordisk Annual Report 2006	65

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Consolidated financial statements
Notes – Consolidated income statement

5 Sales rebate accruals and provisions

DKK million	2006	2005	2004

At the beginning of the year	1,872	1,031	745
Additional rebates deducted from sales	2,543	2,637	1,600
Payments and grants of rebates
during the year	(2,372)	(1,943)	(1,258)
Exchange rate adjustments	(196)	147	(56)

At the end of the year	1,847	1,872	1,031

Specification of sales rebate accruals
and provisions:
Other liabilities	72	77	107
Current provisions	1,775	1,795	924

Total sales rebate accruals and provisions	1,847	1,872	1,031

6 Employee costs

DKK million	2006	2005	2004

Wages and salaries	10,161	9,101	8,119
Share-based payment costs (refer to note 34)	113	223	104
Pensions – defined contribution plans	761	660	592
Pensions – defined benefit plans
(refer to note 24)	111	137	100
Other contributions to social security	668	584	488
Other employee costs	962	793	660

Total employee costs	12,776	11,498	10,063

Included in the Income statement
under the following headings:
Cost of goods sold	3,656	3,664	3,219
Sales and distribution costs	3,904	3,380	2,868
Research and development costs	2,424	2,095	1,713
Administrative expenses	2,055	1,751	1,523

Total included in the Income statement	12,039	10,890	9,323

Included in the Balance sheet as:
Capitalised employee costs related to
assets in course of construction etc	660	605	598
Change in employee costs included
in inventories	77	3	142

Total included in the Balance sheet	737	608	740

Total employee costs	12,776	11,498	10,063

For information on remuneration to the Board of Directors and
Executive Management, please refer to note 35.

Average number of full-time employees	22,590	21,146	19,520
Year-end number of full-time employees	23,172	22,007	20,285

7 Depreciation, amortisation and impairment losses

DKK million	2006	2005	2004

Included in the Income statement
under the following headings:
Cost of goods sold	1,682	1,525	1,322
Sales and distribution costs	56	67	226
Research and development costs	302	231	218
Administrative expenses	102	107	126

Total depreciation, amortisation
and impairment losses	2,142	1,930	1,892

8 Fees to statutory auditors

DKK million	2006	2005	2004

Statutory audit	24	24	17
Audit-related services	7	6	5
Tax advisory services	16	20	18
Other services	1	1	3

Total	48	51	43

9 Licence fees and other operating income (net)

DKK million	2006	2005	2004

Licence fees and settlements	148	164	382
Net income from IT, engineering and
other services	55	51	58
Other income	69	188	135

Total licence fees and other operating
income (net)	272	403	575

10 Financial income

DKK million	2006	2005	2004

Interest income	369	210	235
Capital gain on investments etc (net)	153	–	–
Foreign exchange gain (net)	–	288	–
Foreign exchange gain on derivative
financial instruments (net)	409	–	663

Total financial income	931	498	898

11 Financial expenses

DKK million	2006	2005	2004

Interest expenses	296	254	107
Capital loss on investments etc (net)	–	20	12
Foreign exchange loss (net)	268	–	130
Foreign exchange loss on derivative
financial instruments (net)	–	328	–
Other financial expenses	62	69	55

Total financial expenses	626	671	304

66	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Consolidated income statement

12	Income taxes

DKK million	2006		2005	2004

Current tax on profit for the year	2,832		2,389	2,293
Deferred tax on profit for the year	(213)		40	125

Tax on profit for the year	2,619		2,429	2,418
Adjustments related to previous years – current tax	964		(45)	34
Adjustments related to previous years – deferred tax	(871)		(14)	(8)

Income taxes in the Income statement	2,712		2,370	2,444

Tax on entries in equity related to current tax	4		18	–
Tax on entries in equity related to deferred tax	125		(70)	8

Tax on entries in equity	129		(52)	8

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	28.0%		28.0%	30.0%
Deviation in foreign subsidiaries’ tax rates compared to Danish tax rate (net)	2.1%		3.6%	3.8%
Non-tax income less non-tax deductible expenses (net)	(0.4%	)	(1.6% )	(0.5%	)
Effect on deferred tax related to change in the Danish tax rate in 2005	–		(0.7% )	–
Other	(0.1%	)	(0.5% )	(0.5%	)

Effective tax rate	29.6%		28.8%	32.8%

13	Earnings per share

		2006	2005	2004

Net profit	DKK million	6,452	5,864	5,013

Average number of shares outstanding	in 1,000 shares	320,931	327,711	336,628
Dilutive effect of outstanding options ‘in the money’	in 1,000 shares	1,763	1,223	1,482

Average number of shares outstanding incl dilutive effect of options ‘in the money’	in 1,000 shares	322,694	328,934	338,110

Basic earnings per share	DKK	20.10	17.89	14.89
Diluted earnings per share	DKK	19.99	17.83	14.83

Novo Nordisk Annual Report 2006	67

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Consolidated financial statements
Notes – Consolidated balance sheet

14	Intangible assets

DKK million	Goodwill	Patents and Licences etc	Other intangible assets	Total

2006
Cost at the beginning of 2006	82	297	470	849
Additions during the year	–	194	28	222
Disposals during the year	–	(2)	(3)	(5)
Exchange rate adjustments	–	(3)	(4)	(7)

Cost at the end of 2006	82	486	491	1,059

Amortisation and impairment losses at the beginning of 2006	65	13	286	364
Amortisation for the year	–	9	54	63
Amortisation and Impairment losses reversed on disposals during the year	–	–	(3)	(3)
Exchange rate adjustments	–	–	(4)	(4)

Amortisation and impairment losses at the end of 2006	65	22	333	420

Carrying amount at the end of 2006	17	464	158	639

2005
Cost at the beginning of 2005	314	177	327	818
Changes in consolidation	–	–	8	8
Reclassifications	(45)	(1)	46	–
Additions during the year	11	122	89	222
Disposals during the year	(276)	(1)	(3)	(280)
Exchange rate adjustments	78	–	3	81

Cost at the end of 2005	82	297	470	849

Amortisation and impairment losses at the beginning of 2005	289	8	207	504
Reclassifications	(20)	(1)	21	–
Amortisation for the year	–	8	57	65
Amortisation and impairment losses reversed on disposals during the year	(276)	(1)	(3)	(280)
Exchange rate adjustments	72	(1)	4	75

Amortisation and impairment losses at the end of 2005	65	13	286	364

Carrying amount at the end of 2005	17	284	184	485

68	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Consolidated balance sheet

15	Property, plant and equipment

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	Total

2006
Cost at the beginning of 2006	10,017	12,670	2,492	5,195	30,374
Additions during the year	285	400	184	2,029	2,898
Disposals during the year	(90)	(770)	(165)	–	(1,025)
Transfer from/(to) other items	1,389	1,810	148	(3,347)	–
Exchange rate adjustments	(76)	(44)	(36)	(102)	(258)

Cost at the end of 2006	11,525	14,066	2,623	3,775	31,989

Depreciation and impairment losses at the beginning of 2006	2,817	5,957	1,659	–	10,433
Depreciation for the year	486	1,188	226	–	1,900
Impairment losses for the year	15	164	–	–	179
Depreciation and impairment losses reversed on disposals during the year	(62)	(593)	(125)	–	(780)
Exchange rate adjustments	(25)	(39)	(29)	–	(93)

Depreciation and impairment losses at the end of 2006	3,231	6,677	1,731	–	11,639

Carrying amount at the end of 2006	8,294	7,389	892	3,775	20,350

2005
Cost at the beginning of 2005	9,030	11,162	2,272	3,997	26,461
Changes in consolidation	84	–	26	235	345
Additions during the year	139	199	164	3,397	3,899
Disposals during the year	(219)	(191)	(173)	–	(583)
Transfer from/(to) other items	920	1,447	158	(2,525)	–
Exchange rate adjustments	63	53	45	91	252

Cost at the end of 2005	10,017	12,670	2,492	5,195	30,374

Depreciation and impairment losses at the beginning of 2005	2,467	4,897	1,538	–	8,902
Depreciation for the year	369	1,094	231	–	1,694
Impairment losses for the year	70	101	–	–	171
Depreciation and impairment losses reversed on disposals during the year	(111)	(160)	(142)	–	(413)
Exchange rate adjustments	22	25	32	–	79

Depreciation and impairment losses at the end of 2005	2,817	5,957	1,659	–	10,433

Carrying amount at the end of 2005	7,200	6,713	833	5,195	19,941

Novo Nordisk Annual Report 2006	69

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Consolidated financial statements
Notes – Consolidated balance sheet

16	Investments in associated companies

DKK million	2006	2005

Aggregated financial information of
associated companies:
Sales	1,825	1,948
Net profit	(782)	(446)
Total assets	4,272	4,828
Total liabilities	1,942	2,051

Novo Nordisk’s share of profit/(loss)
in associated companies	(260)	319
Novo Nordisk’s carrying amount of investments
in associated companies	788	926

Market values of shareholdings in listed
associated companies:
– ZymoGenetics, Inc (NASDAQ symbol: ZGEN)	1,842	2,248
– Innate Pharma SA (Euronext symbol: IPH)	219	–

In 2006 Novo Nordisk acquired additional shares in the French company Innate Pharma SA and at the end of the year holds 19% of the share capital. As Novo Nordisk and Innate Pharma SA furthermore have a research and development collaboration Innate Pharma SA is considered an associated company of Novo Nordisk.

In 2006, Novo Nordisk’s share of profit/(loss) in associated companies includes unrealised capital loss amounting to DKK 16 million net related to Zymo-Genetics, Inc. In 2005, Novo Nordisk’s share of profit/(loss) in associated companies included unrealised capital gains amounting to DKK 186 million net related to ZymoGenetics, Inc. In 2005 Novo Nordisk divested all of its shareholding in Ferrosan A/S and recorded a gain of DKK 260 million.

The carrying value of investments in associated companies include intangible assets and goodwill amounting to DKK 82 million at the end of the year (DKK 13 million in 2005).

Please refer to page 101 for a list of Novo Nordisk’s associated companies.

17	Financial assets

DKK million	2006	2005

Financial assets classified as fair value
through profit and loss:
– Derivative financial instruments (refer to note 36)	814	198

Available-for-sale financial assets:
– Listed shares	9	85
– Unlisted shares	91	56
– Bonds	1,001	1,502

Loans:
– Amounts owed by affiliated companies	36	50
– Amounts owed by third parties	51	–

Total financial assets	2,002	1,891

Specification of financial assets:
Long-term (Other financial assets)	169	169
Current (Marketable securities and financial derivatives)	1,833	1,722

Total financial assets	2,002	1,891

Revaluation surplus on available-for-sale financial
assets recognised in equity during the year	(27)	2
Bonds with maturity exceeding 12 months
from the balance sheet date	–	1,001
Duration of the Group’s bond portfolio (years)	–	0.7
Redemption yield on the Group’s bond portfolio	–	2.9%

18	Inventories

DKK million	2006	2005

Raw materials and consumables	1,088	1,131
Work in progress	4,697	4,581
Finished goods	2,615	2,070

Total inventories	8,400	7,782

Indirect production costs included in work
in progress and finished goods	4,104	3,536

Amount of write-down of inventories
recognised as expense during the year	443	548

Amount of reversal of write-down
of inventories during the year	45	146

19	Trade receivables

DKK million	2006	2005

Trade receivables (gross)	5,622	5,213

Allowances for doubtful trade receivables:
Balance at the beginning of the year	419	369
Change in allowances during the year	55	72
Realised losses during the year	(15)	(22)

Balance at the end of the year	459	419

Total trade receivables	5,163	4,794

Trade receivables (net) are equal to an
average credit period of (days)	49	52

Trade receivables (gross) can be specified as follows:
Not due	4,319	4,111

Overdue by:
Between 1 and 179 days	873	815
Between 180 and 359 days	184	127
More than 360 days	246	160

Total trade receivables (gross)	5,622	5,213

20	Other receivables

DKK million	2006	2005

Prepayments	835	522
Interest receivable	34	53
Amounts owed by affiliated companies	99	94
Other receivables	816	786

Total other receivables	1,784	1,455

70	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Consolidated balance sheet

21	Share capital

DKK million	2006	2005

Development in share capital:
A share capital	107	107
B share capital	567	602

At the end of the year	674	709

The A share capital remained unchanged at DKK 107 million from 2002 to 2006. In 2006 the B share capital was reduced by DKK 35 million from DKK 602 million to DKK 567 million. The B share capital remained 602 million from 2002 to 2005.

At the end of 2006 the share capital amounted to DKK 107,487,200 in A share capital (equal to 53,743,600 shares of DKK 2) and DKK 566,432,800 in B share capital (equal to 283,216,400 shares of DKK 2).

	Number of B shares of DKK 2	As % of share capital before cancellation		As % of share capital after cancellation		Market value DKK million

Treasury shares:
Holding at the beginning of the year	30,979,219	8.73%				10,984
Cancellation of treasury shares	(17,734,160)	(5.00%	)			6,288
Holding of treasury shares, adjusted for cancellation	13,245,059	3.73%		3.93%		4,696
Purchase during the year	7,468,957			2.22%		3,000
Sale during the year	(1,000,947)			(0.30%	)	(210)
Value adjustment						1,799

Holding at the end of the year	19,713,069			5.85%		9,285

Acquisition of treasury shares during the year is part of the share buy-back programme of up to DKK 6 billion worth of Novo Nordisk B shares announced in January 2006, which was initiated in order to align the capital structure with the expected development in free cash flow. Sale of treasury shares relates to exercised share options.

Of the treasury B shareholding at the end of the year 5,421,309 shares are regarded as hedge for the share-based incentive schemes.

22	Long-term debt

DKK million	2006	2005

Mortgage debt and other secured loans *)	658	659
Unsecured loans and other long-term loans **)	516	589

Total long-term debt	1,174	1,248

The debt is payable within the following periods as from the balance sheet date:
Between one and two years	159	16
Between two and three years	1	158
Between three and four years	1	–
Between four and five years	510	–
After five years	503	1,074

Total long-term debt	1,174	1,248

The debt is denominated in the following currencies:
DKK	3	3
EUR	657	656
USD	510	570
JPY	–	12
Other currencies	4	7

Total long-term debt	1,174	1,248

Adjustment of the above loans to market value at year-end 2006 would result in a loss of DKK 6 million (a gain of DKK 14 million in 2005).

*)	Terms to maturity between 2008 – 2016 and a weighted average interest rate of 4.07%
**)	Terms to maturity between 2010 – 2011 and a weighted average interest rate of 5.46%

Novo Nordisk Annual Report 2006	71

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Consolidated financial statements
Notes – Consolidated balance sheet

23	Deferred income tax assets and liabilities

DKK million	2006	2005

At the beginning of the year	967	1,084
Deferred tax on profit for the year	(213)	40
Adjustment relating to previous years	(871)	(14)
Tax on entries on equity	125	(70)
Exchange rate adjustments	79	(73)

Total deferred tax liabilities (net)	87	967

			2006			2005
DKK million	Assets	Liabilities	Total	Assets	Liabilities	Total

Specification
The deferred tax assets and liabilities are allocable
to the various balance sheet items as follows:
Property, plant and equipment	(188)	1,425	1,237	(147)	1,371	1,224
Intangible assets	(904)	141	(763)	(321)	102	(219)
Indirect production costs	–	1,149	1,149	–	998	998
Unrealised profit on intercompany sales	(1,561)	–	(1,561)	(1,861)	–	(1,861)
Allowances for doubtful trade receivables	(110)	–	(110)	(87)	–	(87)
Tax-loss carry-forward	(7)	–	(7)	(14)	–	(14)
Other	(915)	1,057	142	(443)	1,369	926

	(3,685)	3,772	87	(2,873)	3,840	967

Netting of deferred tax assets and deferred tax liabilities related to
income taxes for which there is a legally enforceable right to offset	1,774	(1,774)	–	1,994	(1,994)	–

Total deferred tax liabilities (net)	(1,911)	1,998	87	(879)	1,846	967

Unremitted earnings have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an immaterial income tax charge would result, based on the tax statutes currently in effect.

No deferred tax has been calculated on differences associated with investments in subsidiaries, branches and associates as the differences by nature are permanent differences. However, deferred tax has been calculated if the differences are tax deductible.

Tax-loss carry-forward
Deferred tax assets are recognised on tax-loss carry-forwards that represent income likely to be realised in the future. The deferred tax assets of a tax loss of DKK 214 million (DKK 137 million in 2005) have not been recognised in the Balance sheet. Hereof DKK 27 million expire within three years.

72	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Consolidated balance sheet

24	Provisions for pensions

Most employees in the Group are covered by retirement plans in the form of primarily defined contribution plans or alternatively defined benefit plans. Group companies sponsor these plans either directly or by contributing to independently administered funds. The nature of such plans varies according to the legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed, and the benefits are generally based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees. Other post-employment benefits consist mostly of post-retirement healthcare plans, principally in the United States.

Post-employment benefit plans are usually funded by payments from Group companies and by employees to funds independent of the Group. Where a plan is unfunded, a liability for the retirement obligation is recognised in the Group’s Balance sheet. The costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs or Administrative expenses.

DKK million	2006	2005

Changes in present value of the defined
benefit obligations are as follows:
At the beginning of the year	875	609
Changed classification of pension plans	–	70
Current service cost	107	104
Interest cost on pension obligation	30	27
Actuarial (gains)/losses	7	77
Past service costs	(2)	(11)
Benefits paid to employees	(26)	(27)
Other	(5)	(7)
Exchange rate adjustments	(48)	33

Present value of defined benefit obligations
at the end of the year	938	875

Specification of present value of defined
benefit obligations:
Present value of funded obligations	648	576
Present value of unfunded obligations	290	299

Total present value of defined benefit obligations	938	875

Changes in fair value of plan assets are as follows:
At the beginning of the year	435	313
Changed classification of pension plans	–	53
Expected return on plan assets	16	15
Actuarial gains/(losses)	3	(6)
Employer contributions	65	72
Benefits paid to employees	(17)	(21)
Other	9	6
Exchange rate adjustments	(16)	3

Fair value of plan assets at the end of the year	495	435

The Group expects to contribute DKK 74 million to its defined benefit pension plans in 2007.

The major categories of assets held as a
percentage of total plan assets are as follows:
Equities	27%	50%
Bonds	56%	30%
Cash at bank	12%	18%
Property	5%	2%

DKK million	2006	2005

Amounts recognised in the Balance sheet for post-
employment defined benefit plans are as follows:
Present value of funded obligations	648	576
Fair value of plan assets	(495)	(435)

	153	141

Present value of unfunded obligations	290	299
Unrecognised actuarial gains/(losses) (net)	(110)	(120)
Unrecognised past service costs	(3)	(4)

Net liability in the Balance sheet	330	316

The above amounts include non-pension
post-retirement benefit plans, principally
medical plans as follows:
Actuarial present value of obligations
due to past and present employees	219	227
Unrecognised actuarial gains/(losses) (net)	(39)	(57)

Net recognised (assets)/liabilities	180	170

Amounts recognised in the Balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as either long-term assets or long-term liabilities.

The amounts recognised in the Income
statement regarding post-employment
defined benefit plans are as follows:
Current service cost	107	104
Interest cost on pension obligation	30	27
Expected return on plan assets	(16)	(15)
Actuarial (gains)/losses recognised in the year	4	2
Curtailment/settlement gains	(18)	–
Past service cost	4	19

Total expenses included in employee costs	111	137

Actual return on plan assets	19	11

The actuarial assumptions used in the computations
and valuations vary from country to country due
to local economic and social conditions.
The range of assumptions used is as follows:
Discount rate	2.0% to 6.0%
Projected return on plan assets	1.0% to 6.0%
Projected future remuneration increases	2.0% to 4.0%
Healthcare cost trend rate	2.0% to 13.0%
Inflation rate	2.0% to 3.0%

For all major defined benefit plans actuarial computations and valuations are performed annually.

Novo Nordisk Annual Report 2006	73

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Consolidated financial statements
Notes – Consolidated balance sheet

25 Other provisions

DKK million	Provisions for returned products	Provisions for sales rebates	Other provisions	2006 Total	2005 Total

At the beginning of the year	496	1,795	428	2,719	1,718
Additional provisions	269	2,289	634	3,192	2,673
Unused amounts reversed	–	–	(19)	(19)	(5)
Used during the year	(156)	(2,121)	(42)	(2,319)	(1,852)
Exchange rate adjustments	–	(188)	(18)	(206)	185

At the end of the year	609	1,775	983	3,367	2,719

Specification of other provisions:
Long-term	–	–	911	911	335
Current	609	1,775	72	2,456	2,384

Total other provisions	609	1,775	983	3,367	2,719

Provisions for returned products:
Novo Nordisk issues credit notes for expired goods as a part of normal business. Consequently, a provision for future returns is made based on historical statistical product returns, which represents management’s best estimate. The provision is expected to be used within the normal operating cycle.

Provisions for sales rebates:
In some countries the actual rebates depend on which customers purchase the products. Factors that complicate the rebate calculations are the identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of the rebate. Please refer to notes 3 and 5 for further information on rebates deducted from sales.

Other provisions:
Other provisions consist of various types of provisions including provisions for legal disputes, which represents management’s best estimate. Refer to note 37, Commitments and contingencies for further information.

26 Short-term debt and financial derivatives

DKK million	2006	2005

Bank loans and overdrafts	285	820
Long-term debt, amounts falling due within one year	12	25
Derivative financial instruments (refer to note 36)	41	599

Total short-term debt	338	1,444

The debt is denominated in the following currencies:
DKK	18	61
EUR	196	199
USD	57	986
JPY	11	25
Other currencies	56	173

Total short-term debt	338	1,444

At year-end, the Group had undrawn committed credit facilities amounting to DKK 7,456 million (DKK 7,461 million in 2005). The undrawn committed credit facilities consist of a EUR 400 million and a EUR 600 million facility committed by a number of Danish and international banks. The facilities mature in 2009 and 2012 respectively.

27 Other liabilities

DKK million	2006	2005

Employee costs payable	1,857	1,734
Taxes and duties payable	447	463
Accruals and deferred income	81	83
Amounts owed to affiliated companies	86	55
Other payables	2,392	2,242

Total other liabilities	4,863	4,577

74	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Consolidated cash flow and financial resources

28	Other adjustments for non-cash items

DKK million	2006	2005	2004

Share-based payment costs	113	223	104
Increase/(decrease) in provisions	889	890	501
(Gain)/loss from sale of property, plant and equipment	134	(64)	104
Allowances for doubtful trade receivables	65	72	(10)
Unrealised (gain)/loss on shares and bonds etc	(7)	37	(8)
Unrealised foreign exchange (gain)/loss	(143)	96	204
Share of (profit)/loss in associated companies	244	127	212
Unrealised capital gain on investments in associated companies	16	(186)	(95)
Other, including difference between average exchange rate and year end exchange rate	(352)	(86)	6

Other adjustments for non-cash items	959	1,109	1,018

29	Cash flows from acquisition of subsidiaries and business units

DKK million	2006	2005	2004

Intangible assets	–	8	–
Property, plant and equipment	–	345	–
Current assets	–	5	–
Long-term liabilities	–	–	–
Current liabilities	–	(8)	–

Net assets acquired	–	350	–

Goodwill on acquisition	–	–	–

Consideration paid	–	(350)	–

Acquired cash and cash equivalents	–	–	–

Net cash flow	–	(350)	–

30	Cash and cash equivalents

DKK million	2006	2005	2004

Cash at the end of the year	3,270	3,303	3,433

Short-term bank loans and overdrafts at the end of the year (refer to note 26)	(285)	(820)	(470)

Cash and cash equivalents
at the end of the year	2,985	2,483	2,963

At the end of 2006, 2005 and 2004 there were no marketable securities with original maturity of less than three months.

31	Appropriation of net profit incl proposed dividends for the Parent company

DKK million	2006	2005	2004

Proposed appropriation of net profit in the Parent company, Novo Nordisk A/S:
Dividends	2,221	1,945	1,594
Net revaluation reserve according
to the equity method	5,472	3,898	3,377
Retained earnings	(1,246)	15	35

Net profit	6,447	5,858	5,006

Total equity in the Parent company,
Novo Nordisk A/S:
Share capital (not available for dividends)	674	709	709
Share premium account *)	–	–	2,565
Net revaluation reserve according to the equity method (not available for dividends)	15,932	10,460	6,562
Retained earnings	13,342	16,310	16,701
Exchange rate adjustments	156	142	(40)

Total equity	30,104	27,621	26,497

Dividends per share	7.00	6.00	4.80

The Financial statements of the Parent company Novo Nordisk A/S are prepared in accordance with Danish GAAP. Compared to the Group accounting policies this also includes amortisation of goodwill. The net profit and equity in 2006 of Novo Nordisk A/S are DKK 5 million (DKK 6 million in 2005) and DKK 18 million (DKK 13 million in 2005) respectively lower than the net profit and equity of the Group.

*)	In accordance with changes in the Danish Companies Act, the Share premium account was transferred to Retained earnings.

Novo Nordisk Annual Report 2006	75

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Consolidated financial statements
Notes – Additional information

32	Financial risk

Novo Nordisk has centralised the management of the Group’s financial risks. The overall objective and policies for the company’s financial risk management are outlined in the Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of allowed financial instruments and risk limits.
     Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk
Foreign exchange risk is the principal financial risk within Novo Nordisk and as such has a significant impact on the Income statement and the Balance sheet.
     The major part of Novo Nordisk’s sales is in EUR, USD, JPY and GBP, while a predominant part of production, research and development costs is carried in DKK. As a consequence Novo Nordisk’s foreign exchange risk is most significant in USD, JPY and GBP, leaving out EUR for which the exchange risk is regarded as low due to the Danish fixed-rate policy vis-à-vis the EUR.
     The overall objective of foreign exchange risk management is to limit the short-term negative impact on earnings and cash flow from exchange rate fluctuations, thereby increasing the predictability of the financial results.
     Novo Nordisk hedges existing assets and liabilities in major currencies as well as future expected cash flows up to 24 months forward. Currency hedging is based upon expectations of future exchange rates and takes place using mainly foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continuously assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.
     USD depreciated during 2006 versus DKK ending with a 10.5% decrease. In 2005 the USD increased by 15.7% versus DKK. In 2006 the JPY depreciated by 11.5% whereas the GBP appreciated by 2.0%, both versus DKK. In 2005 the JPY and the GBP appreciated by 1.8% and 3.7% respectively versus DKK.
     At year-end 2006 Novo Nordisk has covered the foreign exchange exposures on the Balance sheet together with 16 months of expected future cash flow in USD. For JPY and GBP the equivalent cover was 12 months and 11 months of expected future cash flow respectively. At the end of 2005 the USD cover was 12 months, and for JPY and GBP the cover was 11 months and 10 months respectively.
     A 5% change in the following currencies will have an impact on operating profit in 2007 of approximately:

	Estimated	Estimated
	for	for
DKK million	2007	2006

USD	400	350
JPY	150	150
GBP	90	90
USD-related currencies	110	100

At the end of 2006 a 5% increase in all other currencies versus EUR and DKK would result in a decrease of the value of the net financial instruments of the Group, of approximately DKK 644 million (DKK 546 million in 2005). A 5% decrease in all other currencies versus EUR and DKK would result in an increase of the value of the net financial instruments of the Group of approximately DKK 693 million (DKK 570 million in 2005).

     The financial instruments included in the foreign exchange sensitivity analysis are the Group’s cash, accounts receivable and payable, short- and long-term loans, short- and long-term financial investments, foreign exchange forwards and foreign exchange options hedging transaction exposure. Furthermore, interest rate swaps and cross-currency swaps are included. Not included are anticipated currency transactions, investments and fixed assets. Cross-currency swaps hedging translation exposure are excluded from the sensitivity analysis, as the effects of changing exchange rates hereon are recognized directly under shareholders’ funds.
     Novo Nordisk only hedges partially invested equity in major foreign affiliates. Equity hedging takes place using long-term cross-currency swaps. At the end of 2006, hedged equity made up 14% of the Group’s JPY equity. At the end of 2005 20% of the Group’s JPY equity was hedged.

Interest rate risk
Changes in the interest rates have a limited effect on Novo Nordisk’s financial instruments. At the end of 2006 an increase in the interest rate level of one percentage point would, everything else being equal, increase the fair value of Novo Nordisk’s financial instruments with DKK 53 million (DKK 51 million in 2005).
     DKK and EUR interest rates rose steadily during the first half of 2006, and continued at a more moderate pace in the second half of 2006. The Danish 2-year bond yield was 3.94% at the end of 2006, up from 2.86% at the end of 2005.
     The financial instruments included in the sensitivity analysis consist of marketable securities, deposits, short- and long-term loans, interest rate swaps and cross currency swaps. Not included are foreign exchange forwards and foreign exchange options due to the limited effect that interest rate changes have on these instruments.

Liquidity risk
Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios, and uncommitted as well as committed facilities.

Counterparty risk
The use of derivative financial instruments and money market deposits gives rise to counterparty exposure. To manage and reduce the credit risk on financial counterparties, Novo Nordisk only enters into derivative financial contracts with financial counterparties having a satisfactory long-term credit rating assigned by international credit rating agencies. Money market deposits are only entered into with financial counterparts having a satisfactory short-term credit rating. The credit risk on bonds is limited as investments are made in liquid bonds with solid credit ratings.
     Credit risk on Trade and Other receivables is limited as Novo Nordisk has no significant concentration of credit risk, with exposure being spread over a large number of counterparties and customers.

Capital management
Novo Nordisk’s capital structure is characterized by a substantial equity ratio. This is in line with the overall capital structure of the pharmaceutical industry and reflects the need for long term decision horizons in an industry with more than 10 years development time for new products.
     Novo Nordisk’s equity ratio, calculated as equity to total liabilities, was 67.4% by the end of the year (65.9% at the end of 2005).

76	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Additional information

33	Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 25.5% of the shares in Novo Nordisk A/S. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark).

Other related parties are considered to be the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities and management of Novo Nordisk. Following the demerger, Novo Nordisk has access to certain assets of and may purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The main part of these agreements is for one year.

The Group has had the following material transactions with related parties:

	2006	2005
	Purchase/	Purchase/
DKK million	(sale)	(sale)

Novo A/S
Services provided by the Group	(14)	(12)
Facilitation provided by Novo A/S	40	35
Purchase of treasury shares	1,835	646

The Novozymes Group
Services provided by the Group	(207)	(248)
Services provided by the Novozymes Group	157	142

Associated companies
Purchased intangible assets, fees and royalties etc
paid to associated companies by Novo Nordisk	70	96

There have not been any material transactions with the Novo Nordisk Foundation or with any director or officer of Novo Nordisk A/S, the Novozymes Group, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to management of Novo Nordisk A/S, please refer to note 35.

Apart from the balances included in the Balance sheet under Other financial assets, Other receivables and Other liabilities, there are no unsettled transactions with related parties at the end of the year.

Novo Nordisk Annual Report 2006	77

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Consolidated financial statements
Notes – Additional information

34	Share-based payment schemes

Share options
Novo Nordisk has established share option schemes with the purpose of motivating and retaining qualified management and to ensure common goals for management and the shareholders. Each option gives the right to purchase one Novo Nordisk B share, and in total approximately 425 employees in Novo Nordisk hold share options. All share options are hedged by treasury shares.

Ordinary share option plans
The granting of share options under the Group’s ordinary share option plans is subject to the achievement of financial and non-financial goals decided by the Board of Directors aligned with the Group’s long-term targets.
     The options are exercisable three years after the issue date and will expire after eight years. For options granted based on performance targets for the financial years 1997–1999, the exercise price was equal to the market price of the Novo Nordisk B share at the time of issuance. The exercise price for options granted based on performance targets for the financial years 2000 –2006 was equal to the market price of the Novo Nordisk B share at the time when the plan was established. The options can only be settled in shares.
     For 2006, 1,114,542 options were granted. This corresponds to 100% of the maximum number of options available for grant. The exercise price is 350. The exercise price is fixed during the lifetime of the share option plan.

Launch-share option plan
In connection with the demerger of Novozymes A/S in 2000, a specific share option plan was established for Executive Management and Senior Management Board, where the granting of the options was subject to the successful and timely completion of the demerger. The options are exercisable three years after the issue date and will expire after six years. The exercise price corresponds to the market price of the Novo Nordisk B share at the time when the plan was established.
     As a prerequisite to receiving the options, each participant had to establish an investment in Novo Nordisk B shares equal to one year’s gross salary. For each Novo Nordisk share invested under the scheme, four options were received, and the Novo Nordisk B share investment had to be maintained at least until the end of the vesting period for the options, ie until 31 January 2004. After this date, the investment in Novo Nordisk B shares was no longer required, and the Novo Nordisk B shares could be sold by the individual launch-share option plan participant, whereas the launch-share options could be exercised within a period of three years until 31 January 2007.
     The launch scheme was mandatory for members of Executive Management and voluntary for the Senior Management Board. In 2001 and 2002, a launch-option incentive programme was also offered to newly appointed members of Senior Management Board.

Assumptions
The market value of the Novo Nordisk B share options has been calculated using the Black-Scholes option pricing model.
     The assumptions used are shown in the table below:

	2006	2005	2004

Expected life of the option in years (average)	6	6	6

Expected volatility	17%	15%	35%

Expected dividend per share (in DKK)	7.00	6.00	4.80

Risk-free interest rate (based on Danish government bonds)	3.60%	3.25%	3.50%

Novo Nordisk B share price at the date of grant	390	320	288

Novo Nordisk B share price at the end of the year	471	355	299

Share-based payment expensed in the Income statement	113	223	104

Share options on Novozymes shares
Options granted prior to the demerger of Novozymes A/S in 2000 have been split into one Novo Nordisk option and one Novozymes option. At the end of the year, the Group’s outstanding Novozymes options amount to 80,185 with an average exercise price of DKK 98 per share of DKK 10 and a market value of DKK 31 million. These options are hedged by the Group’s holding of Novozymes A/S B shares.
     As from 2007 it has been decided to replace stock options for all eligible employees with a share based incentive plan in line with the plan for senior executives (see the description below). The maximum contribution per participant will correspond to 4 months’ salary.

Long-term share-based incentive programme
As from 2004, the 5 members of Executive Management and 22 members of the Senior Management Board are no longer included in Novo Nordisk’s share option plan. The option plan has been replaced by a share-based incentive programme. This incentive programme is based on an annual calculation of shareholder value creation compared to the planned performance for the year.
     In line with Novo Nordisk’s long-term financial targets, the calculation of value creation is based on reported operating profit after tax reduced by a WACC-based return requirement on average invested capital. A proportion of the marginal value creation will be transferred to a bonus pool for participating executives. The calculated bonus pool may, subject to the Board of Directors’ assessment, be reduced by a lower than expected performance on significant research and development projects and key sustainability projects.
     The bonus pool will operate with a maximum contribution per participant equal to eight months’ salary. Once the performance-based bonus pool has been approved by the Board of Directors, the bonus pool is converted into Novo Nordisk A/S B shares at the market price prevailing when the financial results for the year prior to the bonus year were released. The bonus pool of shares will be established when approved by the Board of Directors, but will be locked up for three years before it is transferred to the participants at the end of the three-year period.
     In the lock-up period, the bonus pool may potentially be reduced due to lower than planned value creation in subsequent years. The participant will have to be employed by Novo Nordisk at the end of the lock-up period to be eligible for the transfer of shares from the bonus pool. In 2006, the allocation to the bonus pool amounts to DKK 46 million, corresponding to 8 months’ salary. This amount was expensed in 2006. The cash amount has been converted into 130,750 Novo Nordisk B shares using a share price of DKK 350, equal to the average trading price for Novo Nordisk B shares on the Copenhagen Stock Exchange from 29 January to 12 February 2006. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board.
     The total number of shares in the bonus pool relating to the years 2004, 2005 and 2006 now amounts to 373,107 shares.
     As the long-term share-based incentive programme is evaluated by the Board of Directors to have worked successfully since 2004, it will continue in 2007 with an unchanged structure.

78	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Additional information

34	Share-based payment schemes (continued)

Outstanding share options in Novo Nordisk	Share options	Average exercise price per option DKK	Market value per option DKK	Market value DKK million

Outstanding at the end of 2003	4,037,703	216	75	307

Granted in respect of 2004 (issued on 31 January 2005)	809,416	267	104	84
Exercised in 2004:
of 1997 Ordinary share option plan	(5,500)	190	75	(1)
of 1998 Ordinary share option plan	(55,083)	125	75	(4)
of 1999 Ordinary share option plan	(99,166)	198	75	(7)
of 2000 Ordinary share option plan	(143,083)	198	75	(11)
of Launch-share option plan	(92,280)	198	75	(7)
Expired/cancelled in 2004	(6,356)	216	75	(1)
Value adjustment				79

Outstanding at the end of 2004	4,445,651	227	99	439

Granted in respect of 2005 (issued on 31 January 2006)	820,234	306	57	47
Employee share options (issued Oct–Dec 2005)	113,540	0	312	35
Exercised in 2005:
of 1997 Ordinary share option plan	(9,500)	190	99	(1)
of 1998 Ordinary share option plan	(51,500)	125	99	(5)
of 1999 Ordinary share option plan	(103,667)	198	99	(10)
of 2000 Ordinary share option plan	(91,624)	198	99	(9)
of Launch-share option plan	(134,040)	198	99	(13)
Expired/cancelled in 2005	(13,208)	227	99	(1)
Value adjustment				152

Outstanding at the end of 2005	4,975,886	238	127	634

Granted in respect of 2006 (issued on 31 January 2007)	1,114,542	350	89	99
Exercised in 2006:
of 1997 Ordinary share option plan	(13,500)	190	127	(2)
of 1998 Ordinary share option plan	(80,750)	125	127	(10)
of 1999 Ordinary share option plan	(135,200)	198	127	(17)
of 2000 Ordinary share option plan	(140,208)	198	127	(18)
of Launch-share option plan	(422,940)	198	127	(54)
of 2001 Ordinary share option plan	(141,800)	332	127	(18)
of 2002 Launch-share option plan	(18,000)	332	127	(2)
of 2005 Employee share options	(175)	0	127	0
Expired/cancelled in 2006	(89,653)	238	127	(11)
Value adjustment				519

Outstanding at the end of 2006	5,048,202	268	222	1,120 *)

*)	The market value has been calculated using the Black-Scholes model with the parameters existing at year-end 2006.

Novo Nordisk Annual Report 2006	79

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Consolidated financial statements
Notes – Additional information

34	Share-based payment schemes (continued)

Exercisable and outstanding share options in Novo Nordisk	Issued share options	Exercised share options	Expired/ cancelled	Outstanding/ exercisable share options	Exercise price DKK	Exercise period

1997 Ordinary share option plan	104,500	(77,500)	(27,000)	0	190	19/2 2001 – 18/2 2006
1998 Ordinary share option plan	355,000	(259,083)	(50,917)	45,000	125	25/3 2002 – 24/3 2007 *)
1999 Ordinary share option plan	687,500	(389,033)	(77,167)	221,300	198	24/3 2003 – 23/3 2008
2000 Ordinary share option plan	763,000	(374,915)	(23,252)	364,833	198	22/2 2004 – 21/2 2009
2001 Ordinary share option plan	684,980	(141,800)	(43,394)	499,786	332	8/2 2005 – 7/2 2010
2000 Launch-share option plan	718,600	(649,260)	–	69,340	198	1/2 2004 – 31/1 2007 *)
2001 Launch-share option plan	10,764	–	–	10,764	332	8/2 2005 – 7/2 2010
2002 Launch-share option plan	26,024	(18,000)	–	8,024	322	7/2 2006 – 6/2 2011

Exercisable at the end of 2006	3,350,368	(1,909,591)	(221,730)	1,219,047

2003 Ordinary share option plan	1,092,500	–	(38,833)	1,053,667	195	6/2 2007 – 5/2 2012
2004 Ordinary share option plan	809,416	–	(36,500)	772,916	267	31/1 2008 – 30/1 2013
2005 Ordinary share option plan	820,234	–	(30,484)	789,750	306	31/1 2009 – 30/1 2014
2005 Employee share options	113,540	(175)	(15,085)	98,280	0	1/11 2008 – 31/12 2008
2006 Ordinary share option plan	1,114,542	–	–	1,114,542	350	31/1 2010 – 30/1 2015

Outstanding at the end of 2006	7,300,600	(1,909,766)	(342,632)	5,048,202

Average market price of Novo Nordisk B shares per trading period in 2006	Average market price DKK	Exercised share options

February	350	282,551
May	388	259,790
August	405	213,867
November	445	196,365

Total exercised options		952,573

*)	For 3,750 1998 Ordinary share option plan and 35,560 2000 Launch-share option plan, the Board of Directors has extended the exercise period to 3 August 2007.

80	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Additional information

35	Management‘s remuneration, share options and shareholdings

For information on the Board of Directors, the members of Executive Management and of the Senior Management Board, please refer to pages 112–114 of the Annual Report.

Remuneration
It is the policy of Novo Nordisk that remuneration to the Board of Directors (11 in total), Executive Management (5 in total) and the Senior Management Board (22 in total) must be at a competitive level compared to other major Danish companies and similar international pharmaceutical companies. Except for regulations of amounts, no changes in the application of the policy is expected in 2007.

Fee to the Board of Directors and the Audit Committee
The fee to the Board of Directors and the Audit Committee is a fixed annual fee. Directors receive a fixed amount while the chairmanship receives a multiplier thereof: the Chairman (2.5 times) and the Vice Chairman (1.5 times). The Audit Committee also receives a multiplier thereof in addition to the director’s fee: the Audit Committee chairman (1.25 times) and an Audit Committee member (0.5 times). In 2006, the base fee was DKK 300,000. The R&D facilitator role is paid a fee according to the actual number of working days used. In addition to the fee the members’ costs in connection with participation in the meetings and education, such as travel and hotel expenses etc, are refunded. No other amounts or benefits are paid to the Board members or Audit Committee members.

	Board of	Audit	2006	Board of	Audit	2005
DKK million	Directors	Committee	Total	Directors	Committee	Total

Mads Øvlisen (Chairman of the Board, until 8 March 2006)	0.2	–	0.2	0.8	–	0.8
Sten Scheibye (Chairman of the Board, from 8 March 2006,
Vice chairman of the board)	0.7	–	0.7	0.5	–	0.5
Göran A. Ando (Vice chairman of the board and R&D facilitator,
from 8 March 2006, board member until 8 March 2006)	0.6	–	0.6	0.2	–	0.2
Kurt Anker Nielsen (Chairman of the Audit Committee)	0.3	0.4	0.7	0.3	0.4	0.7
Other Board of Directors/Audit Committee members	2.4	0.3	2.7	2.0	0.3	2.3

Total	4.2	0.7	4.9	3.8	0.7	4.5

Executive Management and the Senior Management Board
The remuneration to Executive Management and the Senior Management Board is based on a fixed salary, a potential cash bonus of up to four months’ salary, pension contributions of 20% to approximately 30% of the cash salary including bonus, as well as non-monetary benefits in the form of car, phone etc. Additionally, Executive Management and the Senior Management Board participate in a long-term share-based incentive programme. The performance-based incentive programme is based on long-term value creation where Novo Nordisk B shares will be allocated annually to a shared bonus pool when predefined overall business-related targets have been achieved. The maximum annual allocation is capped. Subject to satisfactory subsequent performance, the bonus pool of shares may be paid out to the executives after a three-year lock-up period. The size of the cash bonus depends on the achievement of individual performance targets, whereas the incentive from the long term share-based programme is based on an annual calculation of shareholder-value creation compared to planned performance for the year for the Group.

The remuneration package for members of the Senior Management Board employed in foreign subsidiaries differs from the general package in respect of other benefit and bonus schemes included in the package in order to ensure an attractive package compared to local conditions. In addition, Executive Management and Senior Management Board members receive ordinary allowances in connection with business travelling, conferences and education etc, which are based on refunding of actual costs.

DKK million	Fixed salary	Cash bonus*	)	Pensions	Car allowance etc	Share-based payment	Total remuneration

2006
Executive Management:
Lars Rebien Sørensen	5.7	2.1		2.0	0.3	–	10.1
Jesper Brandgaard	3.1	0.9		1.0	0.3	–	5.3
Lars Almblom Jørgensen **)	0.7	0.6		0.4	0.1	–	1.8
Lise Kingo	2.9	0.9		1.0	0.3	–	5.1
Kåre Schultz ***)	5.5	1.6		1.2	1.6	–	9.9
Mads Krogsgaard Thomsen	3.1	0.8		1.0	0.3	–	5.2

Executive Management in total	21.0	6.9		6.6	2.9	–	37.4

Senior Management Board in total	39.8	11.3		10.7	5.3	–	67.1

Share bonus pool ****)						45.8	45.8

*)	Bonus paid out in 2006 related to performance in 2005.
**)	In addition, Lars Almblom Jørgensen has received severance package in 2006 amounting to DKK 16.5 million.
***)	The total remuneration in 2006 is reflecting costs in relation to Kåre Schultz’ expatriation to Switzerland. Out of the total remuneration approximately 20% is related to cost compensation and associated tax effects of being expatriated.
****)	The share bonus pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board. In the lock-up period, the bonus pool may potentially be reduced as a result of lower than planned value creation in subsequent years.

Novo Nordisk Annual Report 2006	81

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Consolidated financial statements
Notes – Additional information

35	Management‘s remuneration, share options and shareholdings (continued)

DKK million	Fixed salary	Cash bonus*)	Pensions	Car allowance etc	Share- based payment	Total remuneration

2005
Executive Management:
Lars Rebien Sørensen	5.5	1.6	1.8	0.3	–	9.2
Jesper Brandgaard	2.7	0.9	0.9	0.3	–	4.8
Lars Almblom Jørgensen	2.6	0.8	1.1	0.3	–	4.8
Lise Kingo	2.7	0.9	0.9	0.3	–	4.8
Kåre Schultz	2.9	0.9	1.1	0.8	–	5.7
Mads Krogsgaard Thomsen	2.7	0.7	0.8	0.3	–	4.5

Executive Management in total	19.1	5.8	6.6	2.3	–	33.8

Senior Management Board in total	33.9	9.0	9.7	3.3	–	55.9

Share bonus pool ****)					35.5	35.5

*)	Bonus paid out in 2005 related to performance in 2004.
****)	The share bonus pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board. In the lock-up period, the bonus pool may potentially be reduced as a result of lower than planned value creation in subsequent years.

In relation to severance payment, the members of Executive Management are, in the event of termination by the Company or by the individual due to a merger, acquisition or takeover by an external company, entitled to a severance payment of up to 36 months’ salary plus pension contributions. This equals amounts between DKK 11.7 million and DKK 23.4 million.

Lars Rebien Sørensen serves as a member of the Board of Directors of ZymoGenetics, Inc and Scandinavian Airlines until 20 April 2006 and retains the remuneration received from Scandinavian Airlines, which amounts to SEK 83 thousand in 2006 (SEK 300 thousand in 2005) but does not retain the compensation from ZymoGenetics, Inc. Lars Rebien Sørensen furthermore serves as a member of the Supervisory Board of Bertelsmann AG and retains the remuneration of EUR 58 thousand in 2006 (EUR 41 thousand in 2005). Lise Kingo serves as a member of the Board of Directors of GN Store Nord and retains the remuneration of DKK 200 thousand (DKK 200 thousand in 2005). Mads Krogsgaard Thomsen serves as a member of the Board of Directors of Cellartis and DTU and retains the remuneration of SEK 50 thousand (SEK 0 in 2005) from Cellartis and DKK 50 thousand (DKK 0 in 2005) from DTU.

Management‘s share options

Share options in Novo Nordisk	At the beginning of the year	Exercised during the year	Additions during the year	At the end of the year	Market value *) DKK million

Executive Management:
Lars Rebien Sørensen	115,500	52,000	–	63,500	15.7
Jesper Brandgaard	65,280	22,750	–	42,530	10.8
Lise Kingo	37,520	17,020	–	20,500	5.2
Kåre Schultz	28,750	–	–	28,750	7.0
Mads Krogsgaard Thomsen	65,280	20,000	–	45,280	11.7

Executive Management in total	312,330	111,770	–	200,560	50.4

Former member of Executive Management **):
Kurt Anker Nielsen ***)	37,840	37,840	–	–	–

	37,840	37,840	–	–	–

Senior Management Board in total ****)	433,744	189,230	28,525	273,039	65.6

Total	783,914	338,840	28,525	473,599	116.0

*)	Calculation of market values at year-end has been based on the Black-Scholes option pricing model applying the assumptions shown in note 34.
**)	Kurt Anker Nielsen is now member of the Board of Directors.
***)	In addition, Kurt Anker Nielsen has share options in Novo Nordisk, issued by Novo A/S. At the end of 2006, 21,000 of these options were outstanding.
****)	Additions during the year cover the holdings of share options by Senior Management Board members appointed in 2006.

82	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Additional information

35	Management‘s remuneration, share options and shareholdings (continued)

Management’s holding of Novo Nordisk shares
The internal rules for board members’, executives’ and certain employees’ trading in Novo Nordisk securities only permit trading in the 15-calendar-day period following each quarterly announcement.

Shares in Novo Nordisk	At the beginning of the year	Purchased during the year	Sold during the year	At the end of the year	Market value *) DKK million

Board of Directors:
Sten Scheibye	400	–	–	400	0.2
Göran A. Ando	–	–	–	–	–
Anne Marie Kverneland	1,660	–	–	1,660	0.8
Henrik Gürtler	–	–	–	–	–
Johnny Henriksen	360	–	30	330	0.2
Jørgen Wedel	5,555	–	1,555	4,000	1.9
Kurt Anker Nielsen	27,612	37,840	25,000	40,452	19.0
Kurt Briner	–	–	–	–	–
Niels Jacobsen	11,000	–	–	11,000	5.1
Stig Strøbæk	160	–	–	160	0.1
Søren Thuesen Pedersen	260	–	–	260	0.1

Board of Directors in total	47,007	37,840	26,585	58,262	27.4

Executive Management:
Lars Rebien Sørensen	3,860	52,000	55,450	410	0.2
Jesper Brandgaard	160	22,750	22,750	160	0.1
Lise Kingo	1,615	17,020	17,020	1,615	0.7
Kåre Schultz	160	–	–	160	0.1
Mads Krogsgaard Thomsen	160	20,000	20,000	160	0.1

Executive Management in total	5,955	111,770	115,220	2,505	1.2

Senior Management Board in total	39,473	187,570	197,190	29,853	14.1

Share bonus pool for Executive Management
and Senior Management Board **)	242,357	130,750	–	373,107	175.5

Total	334,792	467,930	338,995	463,727	218.2

*)	Calculation of the market value is based on the quoted share prices at the end of the year.
**)	The annual allocation to the share bonus pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board. In the lock-up period, the bonus pool may potentially be reduced as a result of lower than planned value creation in subsequent years.

Novo Nordisk Annual Report 2006	83

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Consolidated financial statements
Notes – Additional information

36	Derivative financial instruments

Novo Nordisk uses a number of financial instruments to hedge currency exposure and, in line with the Group’s treasury policies, Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk’s currency-hedging activities are categorised into hedging of forecasted transactions (cash flow-hedges), hedging of assets and liabilities (fair value hedges) and hedging of net investments.

Hedging of forecasted transactions
The table below shows the fair value of cash flow-hedging activities for 2006 and 2005 specified by hedging instrument and the major currencies. The fair value of the financial instruments qualifying for hedge accounting under IAS 39 is recognised directly under equity until the hedged items are recognised in the Income statement. At year-end a gain of DKK 420 million is deferred via equity (a loss of DKK 345 million in 2005). The fair values of the financial instruments not qualifying for hedge accounting under IAS 39 are recognised directly in the Income statement.

Financial instruments hedging forecasted transactions qualifying for hedge accounting under IAS 39

		2006			2005

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Forward contracts, net sales:
USD	7,029	254	–	5,941	–	348
JPY	1,847	129	–	1,738	18	–
GBP	896	–	17	807	–	6
Other	357	20	–	234	–	9

Total forward contracts	10,129	403	17	8,720	18	363

Cross currency and interest rate swaps:
EUR/EUR	319	14	–	–	–	–
EUR/USD	460	20	–	–	–	–

Total cross currency and interest rate swaps	779	34	–	–	–	–

Total hedging of forecasted transactions
qualifying for hedge accounting under IAS 39	10,908	437	17	8,720	18	363

Financial instruments hedging forecasted transactions qualifying for hedge accounting under IAS 39, but for which hedge accounting is not applied

Cross currency and interest rate swaps:
DKK/DKK	310	–	14	310	–	34
EUR/EUR	183	–	1	502	–	8
EUR/USD	44	2	–	–	–	–
JPY/JPY	380	2	–	430	–	–
JPY/ DKK	314	99	–	–	–	–

Total hedging of forecasted transactions
qualifying for hedge accounting under IAS 39,
but for which hedge accounting is not applied	1,231	103	15	1,242	–	42

Financial instruments hedging forecasted transactions, but not qualifying for hedge accounting under IAS 39

Currency options:
EUR/USD (purchased USD put)	1,536	13	–	1,056	3	–
EUR/JPY (purchased JPY put)	–	–	–	835	7	–

Total hedging of forecasted transactions
not qualifying for hedge accounting under IAS 39	1,536	13	–	1,891	10	–

Total hedging of forecasted transactions	13,675	553	32	11,853	28	405

84	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Additional information

36	Derivative financial instruments (continued)

	2006	2005

The financial contracts existing at the end of the year (cash flow hedges)
are expected to be recognised in the Income statement within the following number of months:
USD	16 months	12 months
JPY	12 months	11 months
GBP	11 months	10 months

The cash flows covered by the above financial contracts are expected to occur within the following number of months:
USD	18 months	15 months
JPY	13 months	13 months
GBP	13 months	12 months

The maturity of the swaps existing at the end of 2006 is December 2007, December 2011 and December 2012 (December 2007, December 2011 and December 2012 at the end of 2005) and the interest margins are (1.46%) to 4.05% ((2.79%) to (0.22%) at year-end 2005).

Hedging of assets and liabilities
The table below shows the fair value of fair value hedging activities for 2006 and 2005 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement amounting to a gain of DKK 248 million in 2006 (a loss of DKK 35 million in 2005). As the hedges are highly effective the net gain or loss on the hedged items is similar to the net loss or gain on the hedging instruments.

		2006			2005

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Forward contracts, net sales:
USD	3,137	166	–	2,399	–	185
JPY	810	86	–	531	14	–
GBP	312	–	9	273	–	4
Other	1,795	5	–	204	–	5

Total forward contracts	6,054	257	9	3,407	14	194

Cross currency swaps:
EUR/USD	–	–	–	504	61	–
JPY/ DKK	–	–	–	314	84	–

Total currency swaps	–	–	–	818	145	–

Total hedging of assets and liabilities	6,054	257	9	4,225	159	194

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, ie assets and liabilities in USD, JPY and GBP.

Novo Nordisk Annual Report 2006	85

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Consolidated financial statements
Notes – Additional information

36	Derivative financial instruments

Hedging of net investments in foreign subsidiaries
The table below shows the fair value of hedging activities relating to net investments in foreign subsidiaries for 2006 and 2005 specified by hedging instrument and the major currencies. All changes in fair values relating to currency are recognised directly under equity, amounting to DKK 4 million in 2006 (DKK 10 million in 2005). All changes relating to interest rates are recognised in the Income statement, amounting to DKK 0 million in 2006 (DKK 1 million in 2005).

		2006			2005

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Cross currency swaps:
JPY/ DKK	100	4	–	145	11	–

Total hedging of net investments in foreign subsidiaries	100	4	–	145	11	–

The maturity of the swap existing at the end of 2006 is October 2009 (September 2006 at the end of 2005) and the interest margin is 2.94% (2.69% at year-end 2005).

The financial contracts existing at the end of the year hedge the following share of the major net investments:

	2006		2005
DKK million	Net investment	% covered	Net investment	% covered

USD	1,906	0%	1,762	0%
JPY	691	14%	716	20%
GBP	159	0%	128	0%
EUR *)	4,399	0%	2,114	0%
Other	3,511	0%	3,066	0%

Total	10,666		7,786

*) Including subsidiaries with EUR as functional currency regardless of the local currency in the subsidiary.

Total hedging activities
The table below summarises the fair values of all the hedging activities of Novo Nordisk.

		2006			2005

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Currency-related instruments:
Forward contracts	16,183	660	26	12,127	32	557
Currency options	1,536	13	–	1,891	10	–
Cross currency swaps	918	125	–	963	156	–

Total currency-related instruments	18,637	798	26	14,981	198	557

Interest-related instruments:
Interest rate swaps	1,192	16	15	1,242	–	42

Total interest-related instruments	1,192	16	15	1,242	–	42

Total derivative financial instruments included
in marketable securities and in short-term debt	19,829	814	41	16,223	198	599

The fair values at year-end are recognised in:
Income statement		373	24		170	236
Equity:
– Cash flow hedges		437	17		18	363
– Equity swaps (included in exchange rate adjustment
of investments in subsidiaries)		4	–		10	–

Total fair values		814	41		198	599

86	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Additional information

37	Commitments and contingencies

DKK million	2006	2005

Commitments

Operating lease commitments
The operating lease commitments below are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 46% of the commitments are related to leases outside Denmark. The lease costs for 2006 and 2005 were DKK 806 million and DKK 752 million respectively.

Lease commitments expiring within the following periods as from the balance sheet date:
Within one year	651	456
Between one and two years	553	386
Between two and three years	437	306
Between three and four years	339	261
Between four and five years	286	332
After five years	602	722

	2,868	2,463

Purchase obligations	935	819

The purchase obligations primarily relate to contractual obligations to investments in property, plant and equipment including purchase agreements regarding medical equipment and consumer goods.Novo Nordisk expects to fund these commitments with existing cash and cash flows from operations.

Obligations relating to research and development projects	2,313	1,241

Novo Nordisk has engaged in research and development projects with a number of external corporations.The major part of the obligations comprises fees on the NovoSeven® expansion programmes and liraglutide and AERx® clinical trials.

Other guarantees	215	255

Other guarantees primarily relate to guarantees issued by Novo Nordisk in relation to rented property.

Security for debt	2,025	1,791

Land, buildings and equipment etc at carrying amount.

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002 the shareholders agreed on a donation to the World Diabetes Foundation, obligating Novo Nordisk A/S for a period of 10 years from 2002 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Group in the preceding financial year. However, annual donations shall not exceed the lower of DKK 65 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question. The donation of DKK 62 million in 2006 is recognised in the Income statement.

Contingencies

See note 3 for the principles for making accounting estimates and judgments about pending and potential future litigation outcomes.

Pending litigation against Novo Nordisk
As of January 2007, Novo Nordisk Inc, along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 43 individuals (as compared to 37 individuals in January 2006) who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). According to information received from Pfizer, an additional 21 individuals (as compared to 13 individuals in January 2006) currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product.
Novo Nordisk does not have any court trials scheduled for 2007 and does not presently expect to have a trial scheduled before 2008. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

Novo Nordisk Inc is currently a defendant in four separate cases filed in the US alleging that Novo Nordisk and a number of other pharmaceutical companies provided a false Average Wholesale Price for certain drugs covered by Medicaid. These cases have been brought by the State of Alabama, and the counties of Oswego, Erie, and Schenectady, New York. Novo Nordisk was recently dismissed from a similar action brought by the State of Mississippi. Further, in 2005, Novo Nordisk was dismissed in 31 similar cases brought by counties in the State of New York. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

In November 2006, Novo Nordisk A/S and its Italian affiliate Novo Nordisk Farmaceutici s.p.a was sued by A. Menarini Industrie Farmaceutiche Riunite s.r.l. and Laboratori Guidotti s.p.a. (‘Menarini’) in the Civil Court in Rome. Menarini alleges that Novo Nordisk breached an alleged contract with Menarini for the sale and distribution of insulin and insulin analogues in the Italian market or, in the alternative, has incurred a pre-contractual or extra contractual liability arising from negotiations between the parties.
     Novo Nordisk disputes the claims made by Menarini. Currently, it is expected that the first hearing will take place in 2007. Novo Nordisk cannot predict how long the litigation will take or when it will be able to provide additional information. At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position.

Pending claims and investigations involving Novo Nordisk
The Polish Customs and Tax Authorities have been investigating a number of international companies, alleging overstatement of the customs value of imported pharmaceutical products. Such overstatement is claimed to have led to margins higher than allowed under Pricing Regulations in force until April 2002, a misstatement of VAT, and potential increases in reimbursement from the Polish National Health Fund. In the opinion of management, Novo Nordisk has acted in compliance with Polish legislation, but in spite of this there is a risk of further legal actions against Novo Nordisk. The outcome of such legal actions is not expected to have a material impact on Novo Nordisk’s financial position.

In December 2005, the office of the US Attorney for the Eastern District of New York served Novo Nordisk with a subpoena calling for the production of documents relating to the company’s US marketing and promotional practices. The company believes that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation. At this point in time, Novo Nordisk cannot determine or predict the outcome of the investigations. In addition, Novo Nordisk cannot predict how long the investigations will take or when the company will be able to provide additional information.

In February 2006, Novo Nordisk received a subpoena from the US Securities and Exchange Commission (SEC) calling for Novo Nordisk to produce documents relating to the United Nations Oil-for-Food Programme. Other companies have disclosed that they have received similar subpoenas. Novo Nordisk has fully cooperated with the SEC’s investigation.

Novo Nordisk Annual Report 2006	87

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Consolidated financial statements
Notes – Additional information

37	Commitments and contingencies (continued)

In April 2006 the Danish Public Prosecutor initiated preliminary investigatory steps against Novo Nordisk, and against other Danish Companies, however on 21 September 2006, The Ministry of Justice decided not to pursue potential criminal charges against Novo Nordisk and other companies due to expiry of the limitation period, but the Danish Prosecutor continues to investigate the possibility of disgorging profits earned under the Programme. Novo Nordisk cannot determine or predict the outcome of these investigations, nor how long they will take.

Other litigation proceedings
In addition to the above, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of management, settlement or continuation of these proceedings will not have a material effect on the financial position.

Liability for the debts and obligations of Novozymes following the demerger of Novozymes in 2000
Novo Nordisk A/S and Novozymes A/S are subject to joint and several liability for any obligation which existed at the time of the announcement of the demerger in 2000. At the end of the year the remaining part of the joint and several liability in Novozymes A/S amounted to DKK 557 million.

Debts and obligations pertaining to the period before 1 January 2000, which are recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S, will be distributed proportionally between the two companies according to an agreement established in connection with the demerger in November 2000.

Disclosure regarding Change of Control
The EU Take-Over Directive, as implemented by the Danish Financial Statements Act contains certain rules relating to listed companies on disclosure of information that may be of interest to the market and potential takeover bidders.

For information on the ownership structure of Novo Nordisk, please see ‘Shareholder information’ on pp 115–116.

Novo Nordisk discloses that the company has significant agreements to which the company is a party and which take effect, alter or terminate upon a change of control of the company following a straight takeover bid. If effected, a takeover could – at the discretion of the counterparty – lead to the termination of such agreements and the loss of approximately 5% of Novo Nordisk’s turnover, corresponding to approximately 4% of Novo Nordisk‘s gross profit.

38	Reconciliation to US GAAP

Novo Nordisk’s Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which as applied by the Group differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP). The effects of the application of US GAAP to net profit and equity are set out in the tables below. A description of the Group’s IFRS accounting policies is set out in notes 1, 2 and 3.

a)	Borrowing costs
Under IFRS an entity can choose whether to capitalise or expense borrowing costs on self-constructed assets. Novo Nordisk has chosen to expense borrowing costs under IFRS. Under US GAAP, borrowing costs incurred during the construction period must be capitalised and depreciated as part of the asset.
In 2006 capitalised borrowing costs under US GAAP amounts to DKK 49 million and the amortisation amounts to DKK 28 million.

b)	Acquired in-process research and development projects
Under IFRS, acquired in-process research and development projects are capitalised as intangible assets at the price paid, with annual impairment testing and subsequent amortisation when the product receives marketing authorisation.

38	Reconciliation to US GAAP (continued)

According to US GAAP, such projects are expensed immediately following the acquisition as the feasibility of the acquired research and development project has not been fully tested and the technology has no alternative future use.
The future amortisation of the assets is therefore reversed under US GAAP. In 2006 acquired in-process research and development projects amounts to DKK 190 million and the amortisation amounts to DKK 8 million.

c)	Acquired single-purpose research and development tangible assets
US GAAP requires a company to expense acquired tangible assets used in a research and development project if these assets do not have an alternative use in future R&D projects or otherwise (single-purpose R&D assets). Under IFRS there is no such requirement to expense single-purpose R&D assets.
The future amortisation of the assets is therefore reversed under US GAAP. In 2006 acquired single-purpose tangible assets used in research and development projects amounts to DKK 131 million and the amortisation amounts to DKK 4 million.

d)	Unrealised capital gain on investments in research and development companies
According to IFRS, the gain on a capital injection, where the shareholding of Novo Nordisk is diluted, is recognised in the Income statement.
Under US GAAP, the gain is recognised in retained earnings where the issued securities are not common stock or the main activity of the investee is research and development.

e)	Sale and lease-back transactions on operating leases
Under IFRS, gains on assets sold in a sale and lease-back transaction resulting in an operating lease are recognised immediately, whereas US GAAP requires the gains to be amortised over the lease term.
In 2006 gains on assets sold in a sale and lease-back transaction amounts to DKK 0 million and the amortisation amounts to DKK 11 million.

f)	Impairment of goodwill
The impairment test models under IFRS and US GAAP are different and can lead to different impairment losses.
According to US GAAP, goodwill must be tested for impairment annually and whenever an indication occurs on each “reporting unit level”.
According to IFRS, goodwill must be tested for impairment annually and whenever an indication occurs on each “cash-generating unit level”.

g)	Provision for pensions
The methodology for accounting for defined benefit plans in the income statement is similar under IFRS and US GAAP. However there are some minor differences in the details relating to the actuarial assumptions and past service costs.
In 2006 the difference in the income statement amounts to DKK 2 million.
Amounts recognised in the balance sheet under IFRS are the net total of the present value of the defined benefit obligation minus the fair value of plan assets, plus/minus any unrecognised past service costs and unrecog-nised actuarial gains and losses.
Full recognition in the balance sheet of defined benefit obligation less fair value of plan assets applies under US GAAP as from 2006 according to SFAS 158. Any past service costs and actuarial gains and losses which are not recognised in the income statement are recognised in other comprehensive income. The implementation of SFAS 158 has resulted in recognition of defined benefit obligation amounting to DKK 129 million in the beginning of 2006, and DKK 116 million at the end of 2006.
In 2006 actuarial gains/losses and past service costs not recognised under IFRS, but recognised under US GAAP amounts to DKK 113 million of which DKK 116 million relates to SFAS 158 and DKK (3) million relates to previous difference in recognition of past service costs.
Under IFRS an entity participating in a multi-employer pension plan is required to recognise any pension deficit in the multi-employer plan that they are contractually obligated to cover. Under US GAAP such a liability is considered a contingent liability and is not recognised. Any additional payments to cover the deficits are expensed under US GAAP
In 2006 deficits recognised under IFRS amounts to DKK 43 million and additional payments expenses under US GAAP amounts to DKK 7 million.

88	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Notes – Additional information

38	Reconciliation to US GAAP (continued)

h)	Deferred taxes related to intercompany profits
Under IFRS and US GAAP, unrealised profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventories. In accordance with IFRS, the Group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires that the tax effect is calculated with reference to the local tax rate in the seller’s or manufacturer’s jurisdiction.
Before 2005 the differences between the IFRS and US GAAP calculations have been immaterial; hence no reconciliation item had been reported. Due to a significant increase in internal profits in 2005, Novo Nordisk has incorporated the difference between IFRS and US GAAP figures as from 2005. In 2006 the difference amounted to DKK 407 million.

i)	Tax arising from the difference between IFRS and US GAAP
This reconciliation item includes all tax effects due to the above-mentioned reconciling items.

j)	Statement of cash flow and financial resources
In the Statement of cash flow and financial resources, cash and cash equivalents comprise marketable securities with a remaining term to maturity of less than three months and cash less short-term bank loans. According to US GAAP, cash and cash equivalents consist solely of marketable securities with a remaining term to maturity of less than three months and cash.

The application of the US GAAP described would have resulted in the following adjustments:

DKK million		2006	2005	2004

Adjustments to net profit:
Net profit in accordance with IFRS		6,452	5,864	5,013
Borrowing costs	a)	21	15	(2)
Acquired in-process R&D projects	b)	(182)	(131)	(170)
Acquired single-purpose R&D assets	c)	(127)	(160)	–
Unrealised capital gain on investments in research and development companies	d)	–	(186)	(96)
Sale and lease-back transactions	e)	11	(110)	(26)
Impairment of goodwill	f)	–	–	(53)
Provisions for pensions	g)	(9)	6	–
Deferred taxes related to intercompany profits	h)	59	(466)	–
Tax on the above-mentioned differences between IFRS and US GAAP	i)	85	66	19

Net profit in accordance with US GAAP		6,310	4,898	4,685

Adjustments to equity:
Equity in accordance with IFRS		30,122	27,634	26,504
Borrowing costs	a)	416	395	380
Acquired in-process R&D projects	b)	(483)	(301)	(170)
Acquired single-purpose R&D assets	c)	(278)	(160)	–
Sale and lease-back transactions	e)	(125)	(136)	(26)
Impairment of goodwill	f)	–	–	–
Provisions for pensions	g)	(70)	58	–
Deferred taxes related to intercompany profits	h)	(407)	(466)	–
Tax arising from the difference between IFRS and US GAAP	i)	60	(40)	(106)

Equity in accordance with US GAAP		29,235	26,984	26,582

The application of the described US GAAP would have resulted in the following adjustments to balance sheet items:
Total assets in accordance with IFRS		44,692	41,960	37,433
Intangible assets		(483)	(301)	(170)
Property, plant and equipment		138	228	380
Total assets in accordance with US GAAP		44,347	41,887	37,643

Total liabilities in accordance with IFRS		14,570	14,326	10,929
Deferred income tax liabilities		347	499	106
Provision for pensions		70	(58)	–
Other liabilities		125	136	26
Total liabilities in accordance with US GAAP		15,112	14,903	11,061

US GAAP earnings per share:
Earnings per ADR from continued operations and in accordance with US GAAP		19.66	14.92	13.92
Earnings per ADR from continued operations and in accordance with US GAAP diluted		19.55	14.86	13.86

Novo Nordisk Annual Report 2006	89

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Consolidated non-financial statements
Overview of non-financial reporting

This is the third year that Novo Nordisk reports on the company’s financial and non-financial performance in one, inclusive document, the Annual Report. Novo Nordisk continues the process to drive integration of the financial and non-financial perspectives to business and seeks to reflect this in the approach to reporting. In the absence of global standards for inclusive reporting, this approach takes its point of departure in current standards for mandatory, financial reporting and current guidelines for voluntary, non-financial reporting. The aim is to drive business performance and enhance shareholder value by exploring the interactions between financial and non-financial objectives. This entails alignment of key priorities, target-setting and definition of key performance indicators, in consultations that involve internal and external stakeholders.

The Annual Report is prepared in respect of current best practice and the principles of materiality, completeness and responsiveness. Stakeholder engagement informs the process, which also incorporates independent expert reviews of the company’s annual reporting. The selection of information included in the annual reporting reflects evolving priorities in response to business and societal challenges.

Defining materiality
It is Novo Nordisk’s responsibility to ensure that those areas are addressed in which the company has significant impact or where it has a responsibility to and ability to act. Novo Nordisk has sought inspiration in AccountAbility’s materiality test to define what is material to Novo Nordisk, what should be included in the Annual Report and on which grounds topics should be excluded. Applying the materiality test as a tool, sustainability-related issues are prioritised to be reported either in the printed Annual Report or in the online report (most material; business critical), in the online report only (material, often to specific stakeholder interests) or not reported (not material). The same process applies for the assurance provider’s recommendations. Read the recommendations and Novo Nordisk’s reply to these at novonordisk.com/annual-report:how-we-perform.

The outcomes of formal reviews, research, stakeholder engagement and internal materiality discussions are presented as a proposal for the annual reporting to Executive Management and the Board of Directors, and subsequently approved. In addition, Novo Nordisk’s external assurance provider is requested to assure whether the non-financial performance included in the Annual Report covers the material aspects. The conclusion is available in the Assurance Report on Non-financial Reporting 2006. Read more about how Novo Nordisk uses the Five-Part Materiality Test at novonordisk.com/annual-report:how-we-perform.

Ongoing stakeholder engagement and trendspotting help identify new issues which are or could become material to Novo Nordisk. The Novo Nordisk learning curve is a tool that aligns the process of defining materiality with integration into business practices. Emerging issues that are identified as relevant and potentially material are included at the bottom of the learning curve. Following a review of its implications for Novo Nordisk’s long-term business, a strategy is framed for those issues that are deemed material and subsequently data, indicators and targets are identified. Stakeholder engagement is part of this process. Once management of the issue has been embedded in the organisation so that it is fully integrated into business processes, the strategy will be revisited as appropriate.

Moreover, issues that are included on the learning curve are monitored as part of the integrated risk management process (see pp 110 –111).

Indicators and targets
In 2006, a set of new indicators and long-term goals for three material issues for Novo Nordisk was identified; global health, people and environment. The result was four new Triple Bottom Line indicators with targets to ensure focus and performance in support of the company’s commitment to the Triple Bottom Line and sustainable development.

These are supplemented by short-term targets that are included in the Balanced Scorecard for 2007. For other focus areas, such as business ethics, short term indicators and targets have been defined which focus on embedding into the organisation.

The materiality test and the learning curve are dynamic tools that reflect the level of knowledge and understanding of the issue as well as the level of business integration. This implies that the non-financial reporting will be continuously adjusted to reflect current priorities.

The consolidated non-financial statements on the following pages present and discuss performance during 2006.

Global standards
Novo Nordisk’s non-financial reporting follows the accountability standard, AA1000 Framework. It states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation’s approach to and impact on society.

As a signatory to the United Nations Global Compact, a platform to promote good corporate principles and learning in the areas of human rights, labour, environment and anti-corruption, Novo Nordisk reports on actions during 2006 to implement its 10 principles in a Communication on Progress including performance metrics aligned with the GRI Guidelines.

The consolidated non-financial statements are prepared in accordance with the Global Reporting Initiative’s (GRI’s) 2002 Sustainability Reporting Guidelines, which require reporting according to 11 principles and against a list of indicators covering economic, environmental and social aspects of the business performance. In 2006, Novo Nordisk fully reports on 108 of the 142 indicators.

Novo Nordisk’s GRI Content Index 2006 at a glance

	Indicators	Level of reporting

Vision and strategy	1.1, 1.2	● 2

Profile	2.1–2.22	● 22

Governance structure	3.1–3.20	● 20
and management systems

GRI Content Index	4.1	● 1

Economic performance	EC1– EC13	● 11	¡ 2

Environmental performance	EN1– EN35	● 18	¡ 17

Social performance	LA1– LA17	● 12	¡ 5

	HR1– HR14	● 8	¡ 6

	SO1–SO7	● 7

	PR1– PR11	● 7	¡ 4

● Fully reported /Number of indicators ¡ Not reported /Number of indicators

90	Novo Nordisk Annual Report 2006

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Consolidated non-financial statements
Notes – Accounting policies for non-financial data

Accounting policies for non-financial data

In 2006, there have been no significant restatements. The following changes have been made to accounting policies applied to non-financial data:
Four new indicators have been identified and included in the non-financial highlights table and the accounting policies.
The Eco Intensity Ratios (EIRs) for the two production areas Diabetes and Biopharmaceauticals replace the Eco-Productivity Indices.
Animal test types are no longer reported upon as the company has been unsuccessful in receiving the authorities’ acceptance for omitting the remaining two test types. Novo Nordisk is now investigating other means for replacement of these test types.

To Novo Nordisk, the AA1000 Assurance Standard (AA1000AS) is an essential component in creating a generally applicable approach to assessing and strengthening the credibility of the company’s public reporting of non-financial data. Novo Nordisk’s assurance process has been designed to ensure that the qualitative and quantitative data that document sustainability performance plus the systems that underpin the data and performance are assured. The principles outlined by the AA1000AS have been applied as described below.

1. Completeness
As a pharmaceutical company with global reach, Novo Nordisk is engaged in a range of activities to support sustainable development. All of these are founded on the company’s corporate governance framework, the Novo Nordisk Way of Management. The Annual Report aims to capture the organisation’s ‘footprint’ in terms of social, environmental and economic impacts on society. Hence, performance is accounted for in relation to targets, major achievements and key issues. The report does not provide full coverage of all the company’s non-financial activities. A full coverage of the company’s non-financial activities can be found in the online report at www.novonordisk.com. See scope of the report below.

2. Materiality
Key issues are identified through ongoing stakeholder engagement and addressed by programmes or action plans with clear and measurable targets. Stretch targets are set to guide the long-term efforts in strategic areas, such as global health. The issues presented in the Annual Report are deemed to have a significant impact on the company’s future business performance and may support stakeholders in their decision-making and are therefore regarded as Novo Nordisk’s material issues.

3. Responsiveness
The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most stakeholders, however, the Annual Report is just one single element of interaction and communication with the company. It reflects how the company has addressed stakeholder concerns and interests in dealing with the dilemmas and issues. Stakeholder dialogue is an invaluable part of Novo Nordisk’s efforts as a responsible business, and readers are encouraged to give their feedback.

Scope
Accounting policies for the non-financial data in the Annual Report are based on data for Novo Nordisk A/S, ie Novo Nordisk A/S, Novo Nordisk IT A/S, NNE A/S and Novo Nordisk Servicepartner A/S and subsidiaries. The activities in Novo Nordisk Servicepartner have per 1 January 2007 been taken back into Novo Nordisk A/S and there is therefore no longer a separate legal entity for the future reporting. Environmental data cover the significant environmental impact of the organisation’s activities at its production sites. No production sites have been added in 2006. The activities at site Værløse have been closing down during 2006 and reporting from this site will be discontinued in 2007. Social data cover all employees. Economic data cover the Novo Nordisk Group. Engagements in joint ventures and contract licensees are not included in the report scope. However, data for animal testing include testing taking place at contract research organisations.

Data
To ensure consistency of data, all data have been defined and described in company guidelines. Internal control procedures have been established to ensure that data are reported according to the definitions.

Economic data
The economic indicators are based on data from the financial registrations. See financial definitions.

R&D
The R&D investments and sales are calculated based on Novo Nordisk’s global financial registrations.

Investments
The total investments and sales are calculated based on Novo Nordisk’s global financial registrations.

Remuneration
The cash value distribution is calculated based on Novo Nordisk’s global financial registrations.

Corporate tax
All types of tax reported are based on financial registrations of taxes paid in Denmark, except corporate tax as a share of sales.

Employment
Direct and indirect effects on the number of jobs, job income and income tax are calculated using financial registrations and general statistics from public sources such as Statistics Denmark, Updated Economic Multipliers for the US Economy 2003 (Economic Policy Institute) and China Statistical Yearbook. The indicators are an estimate of the effects created by Novo Nordisk in Denmark and globally.

Exports
Novo Nordisk exports as a share of Danish exports are based on ‘Finans-ministeriets Økonomiske Redegørelse’.

Environmental data
The environmental data cover those activities which, based on an overall environmental assessment, could have a significant impact on the environment.

Resources
Water consumption includes consumption of drinking water, industrial water and steam. Data are based on meter readings and checked against invoices.
Energy consumption (direct and indirect supply) includes both direct supply of energy (internal produced energy), eg natural gas, fuel oil and other types, and indirect supply of external energy (external produced energy), eg electricity, steam and district heat. The consumption of fuel and external produced energy is based on meter readings and invoices.
Raw materials and packaging materials comprise materials for production and related processes and packaging of products. Consumption of raw materials and packaging is converted to tons. Data are based on registrations in Novo Nordisk’s stock-system.

Wastewater
Quantities of components such as COD, nitrogen and phosphorous are calculated based on test results or standard factors.

Waste
Total waste is the sum of non-hazardous and hazardous waste. The disposal of waste is registered based on weight receipts.
The recycling percentage is calculated as the proportion of waste recycled of the total waste. Waste for recycling can be both non-hazardous and hazardous. The remaining part of the hazardous waste is waste for special treatment.

Emissions to air
Emissions of CO2 from energy (total) are based on standard factors for fuel and for energy on a three-year average of available emission factors from the external suppliers of energy. Hence, emission factors for 2006 are the three-year average of 2003 to 2005.
Organic solvents cover the sum of emissions of different types of organic solvents such as acetone, ethanol etc exclusive of emissions of ozone-depleting substances. Data are based on measurement and ensuring calculations.

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Consolidated non-financial statements
Notes – Accounting policies for non-financial data

Accounting policies for non-financial data (continued)

Eco Intensity Ratios (EIRs) for water and energy
Environmental performance relative to production size is monitored by the production related KPI Eco Intensity Ratio – in short EIR – defined as:

‘EIR = Resource consumption per produced or released unit’

By using the performance indicator ‘EIR’, the total performance, measured for water and energy, of a production facility or a business area can be calculated by adding the EIR ratios in standard units from each process step or intermediary product in the process flow from eg fermentation to packaging of the finished product.

Compliance
Compliance data consist of breaches of regulatory limits and accidental releases. All data are based on information from departments and test results. All breaches and accidental releases are reported to the authorities.

Social data
The social data cover all employees included in Novo Nordisk’s headcount.

Living our values
Average of respondents’ answers as to whether social and environmental issues are important for the future of the company is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
Average of respondents’ answers as to whether ‘my manager’s behaviour is consistent with the Novo Nordisk values’ is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
The percentage of fulfilment of action points planned arising from facilitations of the Novo Nordisk Way of Management is calculated as the number of overdue action points at year-end per total number of action points with deadline in the period, minus the action points abolished during the year due to organisational changes.

Access to health
Novo Nordisk A/S has formulated a pricing policy for the Least Developed Countries (LDCs). The purpose of the policy is to offer insulin to the world’s LDCs at or below a price of 20% of the average prices for insulin in the western world. The western world is defined as Europe (EU, Switzerland, Norway), the United States, Canada and Japan.
The term ‘operates in’ does not denote actual physical presence by Novo Nordisk. It is defined as direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors, NGOs etc.
The estimated number of healthcare professionals directly trained or educated is based on registrations by subsidiaries and corporate functions in Novo Nordisk in the Best Practice Database of the activities conducted within National Diabetes Programmes.
The estimated number of people with diabetes directly trained or treated is based on registrations by subsidiaries and corporate functions in Novo Nordisk in the Best Practice Database of the activities conducted within various National Diabetes Programmes. The indicator covers all activities, hence it encompasses people with diabetes directly treated and trained in Less Developed Countries, in developing and developed countries.

Our employees
All basic employee statistics are based on registrations in the company’s SAP Human Resource system. The number of employees is calculated as the actual number of employees at year-end.
Rate of absence: For employees in Denmark excluding FeF Chemicals, absence data are registered in the SAP Human Resource system. For employees outside Denmark, data for rate of absence are based on local registrations. Types of absence include absence due to the employee’s own illness, pregnancy-related sick leave, and occupational injuries and illnesses per total available working hours in the year adjusted for national holidays.
Rate of employee turnover: The rate of employee turnover is calculated as the number of employees who left Novo Nordisk during the financial year compared to the average number of employees in the financial year.
Average of respondents’ answers to ten selected questions related to employees engagement in Novo Nordisk in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
Average of respondents’ answers as to whether their work gives them an opportunity to use and develop their competences and skills is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
Average of respondents’ answers as to whether people from diverse backgrounds have equal opportunities is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.

Health & Safety
The frequency of occupational injuries is the number of injuries reported for all employees per million working hours. An occupational injury is any work-related injury causing more than one day of absence in addition to the day of the injury.
The number of fatal occupational accidents is based on registrations centrally and locally in subsidiaries.

Training costs
Training costs are all costs recorded in a specific account in the financial accounts. The amount covers internal and external training posted in the financial accounts.

Patent families
Patent families are the ‘number of active patent families to date’ and the ‘new patent families (first filing)’.

Animals
Animals purchased for testing are the number of animals purchased for all testing undertaken for Novo Nordisk either in-house or at Contract Research Organisations (CROs). The number of animals purchased is based on internal registration of purchased animals and yearly reports from CROs.

All data are documented and evidence has been submitted to the auditors.

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Consolidated non-financial statements
Notes – Performance indicators

Economics

Economic impacts
The development in the economic indicators has been as expected.

Expenditure on R&D is an important capacity builder for society and a source of innovation creating future profitability for Novo Nordisk. The ratio of expenditure on R&D to expenditure on physical investments (2.3:1) reflects the continued increasing importance of R&D for Novo Nordisk. In the period 2002–2005 this ratio varied from 1:1 to 1.8:1. The increase in the share of R&D as a share of sales (from 15.1% in 2005 to 16.3% in 2006) reflects the fact that R&D expenditure has risen by 24% while sales have risen by 15%. The wage share of R&D (38.4%) is an indication of the company’s impact as a capacity builder in the community.

Most production facilities, 53% of the full-time employees and 78% of tangible assets are in Denmark. The level and location of the absolute investment is a measure of the company’s economic capacity in the near future and reflects its aim to supply the market with products and to continue its internationalisation. In 2006, Novo Nordisk invested DKK 2.8 billion primarily in Denmark (64%), but also in new production facilities globally (in Brazil, the US, France and China), down from DKK 4 billion in 2005.

Remuneration constituted 59% of the cash added value, mainly in the developed world, and particularly in Denmark (58%), where the majority of Novo Nordisk’s workforce is located. However, the share of full-time positions in IO has increased from 14% in 2005 to 18% in 2006. The value added per employee is DKK 936,000 indicating a high productivity of Novo Nordisk’s employees.

In 2006, Novo Nordisk created 1,165 new positions globally and had 23,172 fulltime positions; measured as full-time equivalents (FTE). These jobs translate into 59,100 indirect global jobs in the supply chain from production needs and employees’ private consumption. The majority is due to production (43,000) but also the effect of private consumption from Novo Nordisk employees is significant (16,100).

Measured by turnover Novo Nordisk is the 10th largest company in Denmark, up one place from last year. In terms of R&D investments Novo Nordisk is the largest Danish company and ranks as number 33 on a European scale (in 2005 numbers). Among European pharmaceutical companies Novo Nordisk ranks as number seven regarding R&D investments.

In 2006, total corporate taxes constituted 9.1% of sales. In Denmark 87% of taxes are paid as local taxes and 13% as state taxes. In 2006, Novo Nordisk accounts for 3.9% of Danish corporate taxes and an estimated 0.55% of employment in Denmark. Novo Nordisk employees accounted for 0.6% of total Danish income taxes.

Novo Nordisk’s sales in 2006 accounted for 2.4% measured as a share of Danish GDP, as compared to 2.2% in 2005. In 2006, the company’s economic contribution to overall economic wealth for the Danish society was 2.2% of Gross Value Added (GVA) compared to 2.6 in 2005, and 4.0% of Danish exports compared to 4.7% in 2005.

	Target	Unit	2006	2005		2004

Ratio of R&D expenditure to tangible investments	–		2.3:1	1.3:1		1.5:1
R&D as share of sales	–%		16.3	15.1		15.0
Total tangible investments	–	DKK million	2,811	4,009		2,999
Remuneration as share of cash received	–%		33	34		34
Employment impact worldwide (direct and indirect)	–	Jobs	82,700	78,000	1)	73,100	1)
Total corporate tax as share of sales	–%		9.1	7.0		8.4
Novo Nordisk exports as share of Danish exports	–%		4.0	4.7	2)	3.9

1) Multipliers have been updated.
2) Estimated number changed to factual number.

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Consolidated non-financial statements
Economic stakeholder model

Novo Nordisk’s economic stakeholder model

This model illustrates Novo Nordisk, its economic stakeholders and the interactions that drive economic growth in well-developed societies. When, for instance, investors provide risk capital so that Novo Nordisk can develop new products, this will benefit customers, employees and suppliers. For customers, in turn, the products from Novo Nordisk improve their ability to contribute to society. When employees, suppliers and investors spend their income on goods and services and make investments, they too contribute to wealth generation in society. And in their capacity as citizens in the local and global community, all economic actors pay taxes to the public sector in return for services. Novo Nordisk’s sustainable business practices are mechanisms that improve the outcome of the market economy model. The interactions and multiplier effects are illustrated by the blue circle linking the stakeholders.

Cash value distribution (2006)

			DKK million	Cash received	Cash added value

Customers	a:	Cash received for products and services (from sales)	38,374	100%
Suppliers	b:	Cash payments for materials, facilities and services*)	16,690	44%
Company cash		Cash added value (a minus b)	21,684		100%
Employees	c:	Remuneration	12,653	33%	59%
Investors/funders	d:	Dividend and interest payments	5,054	13%	23%
Public sector	e:	Taxes	3,514	9%	16%
Management	f:	Future growth	463	1%	2%

*)	Cash payments outside Novo Nordisk. The figure includes cash received from licence fees, realised exchange rate gains and interest income.

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Consolidated non-financial statements
Notes – Performance indicators

Environment

Resources
For the first time since Novo Nordisk began to report on consumption of water and energy, the performance data now show a slight decrease from 2005 to 2006 of less than 1% and 2%, respectively. It is expected that the CO2 reduction initiatives will have a continued positive effect on the consumption of energy.

The consumption of materials increased by 5%. This increase is mainly due to production increases in Kalundborg, Denmark, and at the sites in Chartres, France, Clayton, US, and Montes Claros, Brazil.

	Target	Unit	2006	2005		2004

Water consumption	–	1,000 m3	2,995	3,014		2,756
Energy consumption	–	1,000 GJ	2,666	2,718[1]	)	2,397	1)
Materials	–	1,000 tons	142	135[2]	)	111

1) Previously reported as 2,408 (2004) and 2,591 (2005). Reporting error corrected.
2) Previously reported as 150. Reporting error corrected.

Wastewater
The total volume of waste water increased by 1% from 2005 to 2006. In the same period, the discharged quantity of COD decreased from 1,303 tons to 1,000 tons, corresponding to a 23% decrease. The quantity of nitrogen decreased from 126 tons to 107 tons, a 15% decrease. The discharged quantity of phosphorus was reduced from 22 tons to 19 tons, corresponding to a decrease of 14%. The significant reductions of COD, nitrogen and phosphorus are partly due to improved efficiency of the waste water treatment plant in Kalundborg, owned by Novozymes A/S, and the closing down of the insulin purification factory in Bagsværd.

	Target	Unit	2006	2005	2004

COD	–	Tons	1,000	1,303	1,448
Nitrogen	–	Tons	107	126	121
Phosphorus	–	Tons	19	22	21

Waste
In 2006, Novo Nordisk approved a new waste strategy. As a result, Novo Nordisk has regrouped its waste data. There has been an increase in the total waste volume of 2% compared to 2005. This is due to an increase in hazardous waste of 17%, counterbalanced by a decrease in non-hazardous waste of 13%. The recycling percentage has increased to 35% from 33% in 2005.

Of the 13% decrease in non-hazardous waste, 9% is due to a decrease in a specific waste water fraction from site Hillerød. The remaining 4% decrease is due to a decrease in the amount of paper, cardboard and mixed construction/ demolition waste at several sites. The non-hazardous waste sent for special treatment is waste water treated at a hazardous waste treatment facility in accordance with the precautionary principle.

The 17% increase in hazardous waste is mainly due to an increase in the amount of contaminated soil from site Kalundborg. A significant part (66%) of the hazardous waste is the waste fraction ethanol, which is recycled or incinerated. A high rate of ethanol is regenerated before it becomes waste.

The 35% waste for recycling includes a large quantity of contaminated soil. If contaminated soil was excluded from the recycling percentage, the figure would be 26%.

	Target	Unit	2006	2005	2004

Total waste	–	Tons	24,165	23,776	21,855
– Non-hazardous waste	–	Tons	10,594	12,145	9,203
Recycled	–%		39	–	–
Incinerated 1)	–%		33	–	–
Landfill	–%		10	–	–
Special treatment	–%		18	–	–
– Hazardous waste	–	Tons	13,571	11,631	12,652
Recycled ethanol 2)	–%		17	–	–
Incinerated ethanol 3)	–%		48	–	–
Recycling percentage	–%		35	33	40

1)	99% with energy recovery.
2)	Ethanol recycled in eg biogas or waste water treatment plants.
3)	Incinerated at combined heat and power plants or at plants for special treatment of hazardous waste with energy recovery.

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Consolidated non-financial statements
Notes – Performance indicators

Environment (continued)

Emissions to air

While Novo Nordisk’s total energy consumption has decreased by 2% in 2006, the energy-related emission of CO2 increased from 228,000 tons in 2005 to 235,000 tons 2006, corresponding to a 3% increase. The increase in CO2 isprimarily due to increased emissions from the production sites in Clayton, US; Kalundborg, Denmark; Måløv, Denmark; and Tianjin, China, mainly due to increased energy consumption, in combination with increases in CO2 emission factors for some external energy suppliers, but also due to increases in the CO2 emissions from the energy purchased.

Emissions to air of organic solvents decreased from 124 tons in 2005 to 102 tons in 2006, a decrease of 18%, which is primarily due to the close down of an insulin purification factory in Bagsværd, Denmark. The organic solvents consist of ethanol (78%), isopropanol (13%) and acetone (9%).

	Target	Unit	2006	2005		2004

CO2	10% reduction by 2014 compared to 2004	1,000 tons	235	228	1)	210	1)
Organic solvents	–	Tons	102	124		115

1)	Minor adjustments to all historic CO2 emissions due to changed emission factors from sites outside Denmark.

Eco Intensity Ratios (EIR)

In 2006, the EPI has been replaced by a new key performance indicator to measure water and energy efficiency relative to production; the Eco Intensity Ratios (EIR). EIR is reported in the Annual Report for the two business areas; Diabetes Care and Biopharmaceuticals. The long-term EIR target for 2006 –2010 is a 2% reduction of water and energy consumption relative to production on average per year, which corresponds to almost 10% reduction for all four EIR indicators. To get the best foundation for the EIR, the target is based on a bottom-up process where production has given its best estimates for energy and water consumption and related these to the forecasted production. The EIR targets are implemented in the Balanced Scorecard for Novo Nordisk as well as in the bonus scheme. In 2006, the EIRWater and EIREnergy improved for both Diabetes Care and Biopharmaceuticals. The EIR concept and the long-term targets will be evaluated – and revised if necessary – in the beginning of 2007 on basis of the 2006 process. 2006 was considered as a test period for the new EIR concept.

	Target	Unit	2006	2005	2004

EIRWater
Diabetes	10% reduction by 2010	m3/ MU	7.8	–	–
Biopharmaceuticals	10% reduction by 2010	m3/g API	4.8	–	–
EIREnergy
Diabetes	10% reduction by 2010	GJ/ MU	5.5	–	–
Biopharmaceuticals	10% reduction by 2010	GJ/g API	9.2	–	–

Compliance

Compliance is a high priority. Preventive measures are beginning to show results: the number of breaches of regulatory limit values has decreased by 30% from 2005 to 2006. Out of the 122 breaches, 97% are related to pH and waste water temperatures, which are monitored through continuous measurements

In the same period, however, the number of accidental releases has increased by 29% to a total of 134, of which 81 are releases of cooling agents such as HCFC’s and HFC’s. This increasing number reflects particular efforts focused on cooling equipment, which were initiated in 2006. This focus has resulted in improved registration of releases and what causes them, and hence also a higher number of reported releases than previously.

There were no accidental releases of GMOs in 2006.

All of these incidents have been reported to the authorities. It is assessed that breaches of regulatory limit values and accidental releases have had no or only minor impact on the external environment.

The target to avoid breaches of regulatory limit values and accidental releases altogether has therefore not yet been met. Preventive measures are long-term efforts, consisting of training of key employees, risk assessment of production sites and technical solutions to mitigate these risks.

In 2007 and the following years there will be continued focus on compliance and preventive measures, which can further reduce the number of breaches and help curb the curve of accidental releases.

	Target	Unit	2006	2005		2004

Breaches of regulatory limit value	0	Number	122	174		74
– related to pH and temperature in waste water			118	164		58
Accidental releases	0	Number	134	104	1)	29
– releases of cooling agents			81	67		10

1)	Was reported as 83. Reporting error now corrected.

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Consolidated non-financial statements
Notes – Performance indicators

Social

Living our values

Novo Nordisk’s performance improved or remained at a high level on all parameters in the area of ’living our values’. In the annual climate survey, eVoice, the average of respondents’ answers as to whether ‘social and environmental issues importance for the future of the company’ remained at a high level of 4.3 (on a scale from 1–5, with 5 being the highest score). Also in eVoice, the average of respondents’ answers as to whether ‘my manager’s behaviour is consistent with

Novo Nordisk’s values’ increased by 0.1 to 4.1. Both above the target of > 3.5. There has been 99% fulfilment of action points arising from facilitations, thus exceeding the target of 80% fulfilment. At the end of the year all action points except two were closed; one action point was overdue and one action point will be dealt with later as agreed. Both action points will be finalised in the first quarter of 2007.

	Target	Unit	2006	2005	2004

Importance of social and environmental issues for	> 3.5 by 2007		4.3	4.2	4.2
Managers’ behaviour consistent with	> 3.5 by 2007		4.1	4.0	3.8
Fulfilment of action points planned arising from facilitations	> 80% by 2007%		99	100	96

Our employees

By the end of 2006 Novo Nordisk employed 23,613 persons – an increase of 5% compared to 2005. This number equals a full-time equivalent of 23,172. It reflects increased activities in all business areas, particularly in Research & Development and Sales & Marketing. The ratio between men and women has changed slightly; at the end of 2006, 50.8% of the employees were men, as compared with 51.2% at the end of 2005. The rate of absence is slightly lower than in 2005 with a performance of 3.0. Employee turnover increased to 10.0 from 8.0. One of Novo Nordisk’s key risks, as described on pp 110 –111, is an inability to attract and retain the right talent. The average answers of ten equally weighted questions in the annual survey, eVoice, are used to calculate the level of ‘engaging culture’. In 2006 the consolidated score was 4.0. The target is to remain at a level of 4.0 or above on a scale from 1 to 5, with 5 being the highest score. The average of respondents’ answers as to whether ‘my work gives me an opportunity to use and develop my competences and skills’ increased from 3.8 to 3.9 and the average of respondents’ answers as to whether ‘people from diverse backgrounds have equal opportunities’ remained at a high level of 3.9; both above the target of > 3.5.

	Target	Unit	2006	2005	2004

Employees (total)	–	Number	23,613	22,460	20,725
– Female	–%		49.2	48.8	49.1
– Male	–%		50.8	51.2	50.9
Rate of absence	–%		3.0	3.2	3.2
Rate of employee turnover	–%		10.0	8.0	7.3
Engaging culture	> 4.0		4.0	–	–
Opportunity to use and develop employee competences/skills	> 3.5 by 2007		3.9	3.8	3.8
People from diverse backgrounds have equal opportunities	> 3.5 by 2007		3.9	3.9	3.8

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Consolidated non-financial statements
Notes – Performance indicators

Social (continued)

Health & safety

Performance on the health & safety indicator ‘frequency of occupational injuries’ was satisfactory, as the frequency decreased from 7.3 to 6.2 in 2006, meeting the target of a continuous decrease. There were no fatalities in 2006. There is a continued focus on ensuring health & safety standards for employees in Novo Nordisk. In 2006 the work to adopt a health & safety management system certifiable according to OHSAS 18001 for Novo Nordisk in Denmark and Product Supply globally was initiated. The first certifications are expected in 2008.

	Target	Unit	2006	2005	2004

Frequency of occupational injuries	Continuous decrease	Per million working hours	6.2	7.3	5.6
Fatalities	–	Number	0	0	1

Training costs

In 2006, the annual spending on training, measured as average spent per employee, increased by 14%, reflecting the company’s strategic priority on talent and leadership development, and on life-long learning offered to all employees. The average spent per employee does not fully reflect investments in training in Novo Nordisk, since on-the-job-training, internal seminars and other activities are not included.

	Target	Unit	2006	2005	2004

Annual training per employee	–	DKK	11,293	9,899	8,992

Access to health

For 2006, Novo Nordisk offered its best possible pricing scheme, as part of the global health initiatives, to all 50 Least Developed Countries (LDCs) as defined by the United Nations. During 2006 Novo Nordisk sold insulin to either governments or to the private market in a total of 34 of the LDCs at or below a price of 20% of the average prices for insulin in the western world, compared to 32 in 2005. In 15 countries Novo Nordisk is not selling insulin at all, for various reasons. The one LDC country, in which Novo Nordisk does not sell insulin at the policy price is Laos. The public authorities in Laos have been offered to buy insulin at the policy price. The insulin sold in Laos in 2006 is to the private market. In several cases, the government has not responded to the offer, there are no private wholesalers or other partners with whom to work, or wars or political unrest make it sometimes impossible to do business. While Novo Nordisk prefers to sell insulin at the preferential price through government tenders, the company is willing to sell to private distributors and agents. The target is to offer the best possible pricing scheme to the governments of all LDCs. Unfortunately, there is no way to guarantee that the price at which Novo Nordisk sells the insulin will be reflected in the final price on the pharmacist’s shelf. Wholesalers and pharmacies may mark up the drug before selling it to the consumer.

A measure of the company’s contribution to global health is the number of healthcare professionals directly trained or educated and direct training or treatment offered to people with diabetes. The aim is to continue activities to educate healthcare professionals and to train and treat people with diabetes. In 2006, 297,000 healthcare professionals were directly trained or educated, and 1,060,000 people with diabetes were directly trained or treated.

	Target	Unit	2006	2005	2004

LDCs where Novo Nordisk operates	Best possible pricing scheme in all LDCs	Number	35	35	35
LDCs where Novo Nordisk sells insulin at or below the policy price	Best possible pricing scheme in all LDCs	Number	34	32	33
Healthcare professionals directly trained or educated	–	Number	297,000	–	–
People with diabetes directly trained or treated	–	Number	1,060,000	–	–

Patent families

The number of Novo Nordisk patent families has developed as expected in 2006. The number of active patent families to date has increased by 12%. The number of new patent families (first filing) has increased from 130 in 2005 to 149 in 2006 – an increase of 15%.

	Target	Unit	2006	2005	2004

Active patent families to date	–	Number	913	812	778
New patent families (first filing)	–	Number	149	130	145

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Consolidated non-financial statements
Notes – Performance indicators

Social (continued)

Animals

Novo Nordisk sets goals to reduce, refine and replace experiments on animals and to improve animal welfare. Despite a significantly higher level of research activity in early phases, when animal experimentation is required, the number of animals purchased in 2006 decreased by 2% to 56,533 animals, of which 95% is mice, transgenic mice and rats. In 2006, Novo Nordisk only housed animals in Denmark.

	Target	Unit	2006	2005	2004

Animals purchased	–	Number	56,533	57,905	47,311

To ensure transparency, more details on reported data, additional non-financial reporting, an update of the complete ‘Environmental and social highlights table’ and the ‘Triple Bottom Line performance indicators’ are available online along with interactive charts for underlying data in the online report at novonordisk.com/ annual-report Click: how-we-perform.

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Consolidated financial statements
Companies in the Novo Nordisk Group

	Country	Year of incorporation / acquisition		Issued share capital /paid-in capital	Percentage of shares owned

Parent company
Novo Nordisk A/S	Denmark	1931	DKK	673,920,000	–	¤	¤	¤	¤

Subsidiaries by region

Europe
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100		¤
S.A. Novo Nordisk Pharma N.V.	Belgium	1974	EUR	69,000	100		¤
Novo Nordisk s.r.o.	Czech Republic	1997	CZK	14,500,000	100		¤
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	108,370,500	100				¤
Novo Nordisk Farma OY	Finland	1972	EUR	420,500	100		¤
Novo Nordisk Pharmaceutique SAS	France	2003	EUR	5,821,140	100		¤
Novo Nordisk Production SAS	France	1959	EUR	57,710,220	100	¤
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100		¤
Novo Nordisk Hellas Epe	Greece	1979	EUR	1,050,000	100		¤
Novo Nordisk Hungary Sales and Trading Ltd.	Hungary	1996	HUF	371,000,000	100		¤
Novo Nordisk Limited	Ireland	1978	EUR	635	100		¤
Novo Nordisk Farmaceutici SPA	Italy	1980	EUR	516,500	100		¤
UAB Novo Nordisk Pharma	Lithuania	2005	LTL	2,150,000	100		¤
Novo Nordisk Farma B.V.	Netherlands	1983	EUR	61,155	100		¤
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100		¤
Novo Nordisk Pharma Sp z.o.o.	Poland	1996	PLN	29,021,000	100		¤
Novo Nordisk Comércio Produtos Farmacêuticos Ltda	Portugal	1984	EUR	250,000	100		¤
Novo Nordisk, trz enje farmacevtskih izdelkov d.o.o.	Slovenia	2006	EUR	79,286	100		¤
Novo Nordisk Pharma S.A.	Spain	1978	EUR	1,502,500	100		¤
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100		¤
Novo Nordisk Femcare AG	Switzerland	2003	CHF	1,100,000	100		¤	¤	¤
Novo Nordisk Health Care AG	Switzerland	2000	CHF	159,325,000	100		¤	¤	¤
Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100		¤
Novo Nordisk Holding Ltd.	United Kingdom	1977	GBP	2,802,130	100				¤
Novo Nordisk Limited	United Kingdom	1978	GBP	2,350,000	100		¤

North America
Novo Nordisk Canada Inc.	Canada	1983	CAD	200	100		¤
Novo Nordisk Region North America A/S	Denmark	2003	DKK	500,000	100				¤
Novo Nordisk Delivery Technologies Inc.	United States	2005	USD	20,001,000	100	¤		¤
Novo Nordisk of North America Inc.	United States	1988	USD	283,835,600	100				¤
Novo Nordisk Pharmaceutical Industries Inc.	United States	1991	USD	55,000,000	100	¤
Novo Nordisk Inc.	United States	1982	USD	2,000	100		¤

Japan & Oceania
Novo Nordisk Pharmaceuticals Pty Ltd.	Australia	1985	AUD	500,001	100		¤
Novo Nordisk Region Japan & Oceania A/S	Denmark	2002	DKK	15,500,000	100				¤
Novo Nordisk Pharma Ltd.	Japan	1980	JPY	2,104,000,000	100	¤	¤
Novo Nordisk Pharmaceuticals Ltd.	New Zealand	1990	NZD	1,000,000	100		¤

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Consolidated financial statements
Companies in the Novo Nordisk Group

	Country	Year of incorporation / acquisition		Issued share capital /paid-in capital	Percentage of shares owned

International Operations
Aldaph SpA	Algeria	1994	DZD	1,742,650,000	100		¤
Novo Nordisk Pharma Argentina SA	Argentina	1997	ARS	7,465,150	100		¤
Novo Nordisk Produsao Farmacêutica Do Brasil Ltda.	Brazil	2002	BRL	736,280,984	100	¤	¤
Novo Nordisk Farmacêutica do Brasil Ltda	Brazil	1990	BRL	84,727,136	100		¤
Novo Nordisk Pharma EAD	Bulgaria	2005	BGN	2,000,000	100		¤
Novo Nordisk (China) Pharmaceuticals Co, Ltd	China	1994	USD	35,000,000	100	¤	¤
Beijing Novo Nordisk Pharmaceuticals Science &
Technoloy Co., Ltd.	China	2006	USD	2,000,000	100			¤
Novo Nordisk Hrvatska d.o.o.	Croatia	2004	HRK	5,000,000	100		¤
Novo Nordisk Region International Operation A/S	Denmark	2002	DKK	113,302,310	100				¤
Novo Nordisk Egypt, LLC	Egypt	2004	EGP	50,000	100		¤
Novo Nordisk Hong Kong Limited	Hong Kong	2001	HKD	500,000	100		¤
Novo Nordisk India Private Limited	India	1994	INR	265,000,000	100		¤
PT. Novo Nordisk Indonesia	Indonesia	2003	IDR	827,900,000	100		¤
Novo Nordisk Pharma Kish	Iran	2005	IRR	10,000,000	100		¤
Novo Nordisk Pars	Iran	2005	IRR	10,000,000	100		¤
Novo Nordisk Ltd	Israel	1997	ILS	100	100		¤
Novo Nordisk Farma dooel	Macedonia	2006	MKD	305,800	100		¤
Novo Nordisk Pharma (Malaysia) Sdn Bhd	Malaysia	1992	MYR	200,000	100		¤
Novo Nordisk Mexico S.A. de C.V.	Mexico	2004	MXN	138,491,127	100	¤	¤
Novo Nordisk Pharma SAS	Morocco	2006	MAD	300,000	100		¤
Novo Nordisk Pharma P.V.T.	Pakistan	2005	PKR	10,000,000	100		¤
Novo Nordisk Pharmaceuticals (Philippines) Inc	Philippines	1999	PHP	50,000,000	100		¤
Novo Nordisk Farma S.R.I.	Romania	2005	RON	1,675,000	100		¤
Novo Nordisk Limited Liability Company	Russia	2003	RUB	38,243,360	100		¤
Novo Nordisk Pharma d.o.o Belgrade (Serbia)	Serbia & Mentenegro	2005	EUR	640,000	100		¤
Novo Investment Pte Ltd.	Singapore	1994	SGD	12,000,000	100				¤
Novo Nordisk Asia Pacific Pte Ltd.	Singapore	1997	SGD	2,000,000	100		¤
Novo Nordisk Pharma (Singapore) Pte Ltd.	Singapore	1997	SGD	200,000	100		¤
Novo Nordisk (Pty) Ltd	South Africa	1959	ZAR	8,000	100		¤
Novo Nordisk Pharma Korea Ltd	South Korea	1994	KRW	6,108,400,000	100		¤
Novo Nordisk Pharma (Taiwan) Ltd	Taiwan	1990	TWD	9,000,000	100		¤
Novo Nordisk Pharma (Thailand) Ltd	Thailand	1983	THB	15,500,000	49		¤
Novo Nordisk Tunisie SARL	Tunisia	2004	TND	400,000	100		¤
Novo Nordisk Saglik Ürünleri Tic Ltd Sti	Turkey	1993	TRY	25,296,300	100		¤
Novo Nordisk Pharma Gulf FZ-LLC	United Arab Emirates	2005	AED	100,000	100		¤
Novo Nordisk Venezuela Casa de Representación C.A.	Venezuela	2004	VEB	2,250,000,000	100		¤

Other subsidiaries
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100	¤	¤
NNIT A/S	Denmark	1998	DKK	1,000,000	100				¤
NNE A/S	Denmark	1989	DKK	500,000	100				¤
Novo Nordisk Servicepartner A/S	Denmark	1998	DKK	1,000,000	100				¤

Associated companies
Dako A/S	Denmark	1992	DKK	78,687,748	27	¤	¤	¤
Innate Pharma SA	France	2006	EUR	1,249,139	19			¤
ZymoGenetics, Inc	United States	1988	USD	732,914,014	31			¤

Novo Nordisk Annual Report 2006	101

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Consolidated financial statements
Summary of financial data 2002–2006

DKK million	2002	2003	2004	2005	2006

Sales	24,866	26,158	29,031	33,760	38,743

Sales by business segments:
Modern insulins (insulin analogues)	1,187	2,553	4,507	7,298	10,825
Human insulin and insulin-related sales	14,651	14,492	14,383	15,006	15,057
Oral antidiabetic products (OAD)	1,620	1,430	1,643	1,708	1,984
Diabetes care total	17,458	18,475	20,533	24,012	27,866

Haemostasis management (NovoSeven®)	3,593	3,843	4,359	5,064	5,635
Growth hormone therapy	2,061	2,133	2,317	2,781	3,309
Hormone replacement therapy (HRT)	1,333	1,322	1,488	1,565	1,607
Other products	421	385	334	338	326
Biopharmaceuticals total	7,408	7,683	8,498	9,748	10,877

Sales by geographical segments:
Europe	10,889	11,697	12,411	13,447	14,708
North America	5,786	6,219	7,478	9,532	12,280
International Operations	4,099	4,227	4,844	6,070	7,086
Japan & Oceania	4,092	4,015	4,298	4,711	4,669

Licence fees and other operating income (net)	758	1,036	575	403	272
Operating profit	5,927	6,422	6,980	8,088	9,119
Net financials	401	954	477	146	45
Profit before income taxes	6,328	7,376	7,457	8,234	9,164
Income taxes	2,212	2,543	2,444	2,370	2,712
Net profit	4,116	4,833	5,013	5,864	6,452

Total assets	31,612	34,564	37,433	41,960	44,692
Total current liabilities	6,152	7,032	7,280	10,581	10,157
Total long-term liabilities	2,983	2,756	3,649	3,745	4,413
Equity	22,477	24,776	26,504	27,634	30,122

Investments in property, plant and equipment (net)	3,893	2,273	2,999	3,665	2,787
Investments in intangible assets and long-term financial assets (net)	81	40	312	(136)	244
Free cash flow *)	497	3,846	4,278	4,833	4,707
Net cash flow	56	(64)	2,136	(634)	463

Ratios

Sales in percent:
Modern insulins (insulin analogues)	4.8%	9.8%	15.5%	21.6%	27.9%
Human insulin and insulin-related sales	58.9%	55.4%	49.5%	44.4%	38.9%
Oral antidiabetic products (OAD)	6.5%	5.5%	5.7%	5.1%	5.1%
Diabetes care total	70.2%	70.6%	70.7%	71.1%	71.9%

Haemostasis management (NovoSeven®)	14.4%	14.7%	15.0%	15.0%	14.5%
Growth hormone therapy	8.3%	8.2%	8.0%	8.2%	8.6%
Hormone replacement therapy (HRT)	5.4%	5.1%	5.1%	4.6%	4.2%
Other products	1.7%	1.5%	1.2%	1.0%	0.8%
Biopharmaceuticals total	29.8%	29.4%	29.3%	28.9%	28.1%

Sales outside Denmark as a percentage of sales	99.2%	99.3%	99.3%	99.2%	99.2%
Sales and distribution costs as a percentage of sales	28.9%	28.5%	28.5%	28.7%	30.0%
Research and development costs as a percentage of sales	15.9%	15.5%	15.0%	15.1%	16.3%
Administrative expenses as a percentage of sales	7.9%	7.1%	6.7%	6.3%	6.2%

Gross margin *)	73.5%	71.7%	72.3%	72.8%	75.3%
Operating profit margin *)	23.8%	24.6%	24.0%	24.0%	23.5%
Growth in operating profit *)	9.6%	8.4%	8.7%	15.9%	12.7%
Growth in operating profit, three-year average *)	19.1%	11.0%	8.9%	11.0%	12.4%
Net profit margin *)	16.6%	18.5%	17.3%	17.4%	16.7%

Effective tax rate *)	35.0%	34.5%	32.8%	28.8%	29.6%
Equity ratio *)	71.1%	71.7%	70.8%	65.9%	67.4%
Payout ratio *)	30.2%	30.8%	31.8%	33.2%	34.4%
ROIC *)	21.1%	20.4%	21.5%	24.7%	25.8%
ROIC adjusted **)	20.6%	20.3%	21.3%	23.9%	25.8%
Cash to earnings *)	12.1%	79.6%	85.3%	82.4%	73.0%
Cash to earnings, three-year average *)	34.4%	32.3%	59.0%	82.4%	80.2%

102	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Summary of financial data 2002–2006

Supplementary information in EUR

EUR million	2002	2003	2004	2005	2006

Sales	3,347	3,520	3,902	4,531	5,194

Sales by business segments:
Modern insulins (insulin analogues)	160	344	606	979	1,451
Human insulin and insulin-related sales	1,972	1,950	1,933	2,015	2,019
Oral antidiabetic products (OAD)	218	192	221	229	266
Diabetes care total	2,350	2,486	2,760	3,223	3,736

Haemostasis management (NovoSeven®)	484	517	586	680	755
Growth hormone therapy	277	287	311	373	444
Hormone replacement therapy (HRT)	179	178	200	210	215
Other products	57	52	45	45	44
Biopharmaceuticals total	997	1,034	1,142	1,308	1,458

Sales by geographical segments:
Europe	1,465	1,574	1,668	1,805	1,972
North America	779	837	1,005	1,279	1,646
International Operations	552	569	651	815	950
Japan & Oceania	551	540	578	632	626

Licence fees and other operating income (net)	102	139	77	54	36
Operating profit	798	864	938	1,085	1,223
Net financials	54	129	64	20	6
Profit before income taxes	852	993	1,002	1,105	1,229
Income taxes	298	343	328	318	364
Net profit	554	650	674	787	865

Total assets	4,258	4,643	5,033	5,624	5,994
Total current liabilities	829	945	979	1,418	1,362
Total long-term liabilities	402	370	491	502	592
Equity	3,027	3,328	3,563	3,704	4,040

Investments in property, plant and equipment (net)	524	305	403	492	374
Investments in intangible assets and long-term financial assets (net)	11	5	42	(18)	33
Free cash flow	67	517	575	649	631
Net cash flow	8	(9)	287	(85)	62

Share data

Basic earnings per share in DKK *)	11.87	14.17	14.89	17.89	20.10
Diluted earnings per share in DKK *)	11.85	14.15	14.83	17.83	19.99
Dividend per share in DKK	3.60	4.40	4.80	6.00	7.00

Number of shares at year-end (million)	354.7	354.7	354.7	354.7	337.0
Number of shares outstanding at year-end (million) *)	345.3	338.2	332.1	323.7	317.2
Average number of shares outstanding (million) *)	346.7	341.2	336.6	327.7	320.9
Average number of shares outstanding incl dilutive effect of options ‘in the money’ (million)	347.2	341.6	338.1	328.9	322.7

Employees

Total full-time employees at year-end	18,005	18,756	20,285	22,007	23,172
Denmark	11,104	11,414	11,839	12,160	12,214
Rest of Europe	2,361	2,430	2,454	2,702	2,944
North America	1,481	1,590	1,949	2,465	2,846
International Operations	2,248	2,455	3,104	3,746	4,188
Japan & Oceania	811	867	939	934	980

*) For definitions, please refer to page 63.

**) ROIC adjusted: Operating profit after tax (using the effective rate adjusted for non-recurring tax effects arising from financial transactions) as a percentage of average inventories, receivables, property, plant and equipment as well as intangible assets less non-interest bearing liabilities including provisions (the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two).

Key figures are translated into EUR as supplementary information – the translation of income statement items is based on the average exchange rate in 2006 (EUR 1 = DKK 7.45912) and the translation of balance sheet items is based on the exchange rate at the end of 2006 (EUR 1 = DKK 7.45600). The figures in DKK reflect the economic substance of the underlying events and circumstances of the Group.

Novo Nordisk Annual Report 2006	103

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Consolidated non-financial statements
Quarterly figures 2005 and 2006 (unaudited)

			2005				2006
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	7,258	8,283	8,793	9,426	8,946	9,727	9,583	10,487

Sales by business segments:
Modern insulin (insulin analogues)	1,448	1,692	1,929	2,229	2,324	2,678	2,701	3,122
Human insulin and insulin-related sales	3,346	3,753	3,871	4,036	3,703	3,707	3,697	3,950
Oral antidiabetic products (OAD)	376	391	487	454	477	483	516	508

Diabetes care total	5,170	5,836	6,287	6,719	6,504	6,868	6,914	7,580

Haemostasis management (NovoSeven®)	1,090	1,248	1,336	1,390	1,265	1,507	1,393	1,470
Growth hormone therapy	596	704	700	781	709	882	821	897
Hormone replacement therapy	328	410	406	421	373	396	383	455
Other products	74	85	64	115	95	74	72	85

Biopharmaceuticals total	2,088	2,447	2,506	2,707	2,442	2,859	2,669	2,907

Sales by geographical segments:
Europe	3,006	3,405	3,434	3,602	3,403	3,761	3,699	3,845
North America	2,092	2,282	2,462	2,696	2,764	2,968	3,062	3,486
International Operations	1,128	1,395	1,750	1,797	1,755	1,790	1,683	1,858
Japan & Oceania	1,032	1,201	1,147	1,331	1,024	1,208	1,139	1,298

Gross profit	5,173	6,073	6,435	6,902	6,531	7,475	7,246	7,906
Sales and distribution costs	2,139	2,267	2,402	2,883	2,728	2,850	2,699	3,331
Research and development costs	1,106	1,197	1,231	1,551	1,419	1,498	1,489	1,910
Administrative expenses	483	470	545	624	580	557	605	645
Licence fees and other operating income (net)	67	202	55	79	76	59	49	88
Operating profit	1,512	2,341	2,312	1,923	1,880	2,629	2,502	2,108

Net financials	276	2	104	(236)	(151)	(138)	32	302
Profit before taxation	1,788	2,343	2,416	1,687	1,729	2,491	2,534	2,410
Income taxes	556	659	664	491	518	748	760	686

Net profit	1,232	1,684	1,752	1,196	1,211	1,743	1,774	1,724

Depreciation, amortisation and impairment losses	412	422	559	537	460	508	600	574

Total equity	25,729	25,620	26,589	27,634	27,042	28,908	28,288	30,122
Total assets	36,497	37,731	40,181	41,960	41,299	43,145	43,744	44,692

Ratios

Gross margin	71.3%	73.3%	73.2%	73.2%	73.0%	76.8%	75.6%	75.4%
Sales and distribution costs as a percentage of sales	29.5%	27.4%	27.3%	30.6%	30.5%	29.3%	28.2%	31.8%
Research and development costs as a percentage of sales	15.2%	14.5%	14.0%	16.5%	15.9%	15.4%	15.5%	18.2%
Administrative expenses as a percentage of sales	6.7%	5.7%	6.2%	6.6%	6.5%	5.7%	6.3%	6.2%
Operating profit margin	20.8%	28.3%	26.3%	20.4%	21.0%	27.0%	26.1%	20.1%
Equity ratio	70.5%	67.9%	66.2%	65.9%	65.5%	67.0%	64.7%	67.4%

Share data

Basic earnings per share/ADR (in DKK)	3.71	5.11	5.38	3.70	3.74	5.40	5.54	5.44
Diluted earnings per share/ADR (in DKK)	3.70	5.09	5.36	3.68	3.72	5.37	5.51	5.40

Average number of shares outstanding (million) – basic	332.0	329.6	325.8	323.4	323.6	322.9	320.1	317.1
Average number of shares outstanding (million) – diluted	333.2	330.8	326.9	324.8	325.2	324.5	321.8	319.2

Employees

Number of full-time employees at the end of the period	20,942	21,246	21,631	22,007	22,556	22,792	23,071	23,172

104	Novo Nordisk Annual Report 2006

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Consolidated financial statements
Management statement

The Financial Statements of the Parent Company, Novo Nordisk A/S are included on the attached cd-rom and is available at novonordisk.com

The Financial Statements of the Parent Company, Novo Nordisk A/S, form an integral part of the Annual Report.

The complete Annual Report has the below Management Statement and Auditors Reports as provided on page 106.

Statement by the Board of Directors and Executive Management on the Annual Report

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2006. The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and the Financial Statements of the Parent Company, Novo Nordisk A/S, have been prepared in accordance with the Danish Financial Statements Act and Danish Accounting Standards. Further, the Annual Report has been prepared in accordance with the additional Danish annual report requirements for listed companies. In our opinion, the accounting policies used are appropriate and the Annual Report gives a true and fair view of the Group’s and the Company’s assets, liabilities, equity, financial position, results and cash flows.

Novo Nordisk’s non-financial statements have been prepared in accordance with the non-financial reporting principles of materiality, completeness and responsiveness of AA 1000AS, the 2002 GRI Sustainability Reporting Guidelines – and include Communication on Progress in support of the United Nations Global Compact. It represents a balanced and reasonable presentation of the organisation’s economic, environmental and social performance.

Gladsaxe, 30 January 2007

Executive Management:

Lars Rebien Sørensen
President and CEO

Jesper Brandgaard
CFO

Lise Kingo

Kåre Schultz

Mads Krogsgaard Thomsen

Board of directors:

Sten Scheibye
Chairman

Göran A Ando
Vice chairman

Kurt Briner

Henrik Gürtler

Johnny Henriksen

Niels Jacobsen
Audit Committee member

Anne Marie Kverneland

Kurt Anker Nielsen
Chairman
of the Audit Committee

Søren Thuesen Pedersen

Stig Strøbæk

Jørgen Wedel
Audit Committee member

Novo Nordisk Annual Report 2006	105

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Auditors’ reports

Auditors’ report on the Annual Report for 2006

To the Shareholders of Novo Nordisk A/S
We have audited the Annual Report of Novo Nordisk A/S for the financial year 2006, which comprises Management Statement, Management’s review, significant accounting policies, income statement, balance sheet, statement of changes in equity, cash flow statements and notes for the Group as well as for the Parent Company. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the Parent company Financial Statements are prepared in accordance with the Danish Financial Statements Act and Danish Accounting Standards. Further, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Management’s Responsibility for the Annual Report
Management is responsible for the preparation and fair presentation of the Annual Report in accordance with the said legislation and accounting standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with International and Danish Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2006 of the Group and of the results of the Group operations and consolidated cash flows for the financial year 2006 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2006 of the Parent company and of the results of the Parent company operations for the financial year 2006 in accordance with the Danish Financial Statements Act, Danish Accounting Standards and additional Danish disclosure requirements for annual reports of listed companies.

Gladsaxe, 30 January 2007

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

106	Novo Nordisk Annual Report 2006

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Auditors’ reports

Assurance Report on Non-Financial Reporting 2006

Subject, responsibilities, objective, and scope of assurance statement
We have reviewed the Novo Nordisk Annual Report 2006 with a view to express a conclusion on the non-financial reporting against the principles of materiality, completeness and responsiveness of the AA1000 Assurance Standard (AA1000AS) and in accordance with the International Standard on Assurance Engagements (ISAE) 3000 ‘Assurance Engagements other than Audits or Review of Historical Financial Information’.

Management of Novo Nordisk is responsible for defining stakeholders and for the collection and presentation of the non-financial information in the Annual Report.

Basis of conclusion
Our work was undertaken to perform an evaluation of the Annual Report against the principles of materiality, completeness and responsiveness of the AA1000AS. Moreover, we planned and performed our work in accordance with the ISAE 3000 to obtain limited assurance that the non-financial reporting in the Annual Report is free of material misstatements and that the information has been presented in accordance with the accounting policies. In addition, our work covered the corporate consolidated performance data published in the section ‘Interactive Charts’ in the online report at novonordisk.com.

Based on an assessment of materiality and risk, our work included on a sample basis a review of management systems, reporting structures and boundaries as well as enquiries, interviews and testing of registration and communication systems, data and underlying documentation. We tested whether data and the underlying components are accounted for in such a way as to fulfil the assertions of materiality and completeness in accordance with the Novo Nordisk accounting policies for non-financial data. In addition, our work comprised an assessment of stakeholder engagement and of the materiality of reporting against peer-reporting, media reports and industry knowledge. Two major production sites were visited in Kalundborg, Denmark and Clayton, United States. Our work also included an assessment of significant estimates made by Management. We believe that the work performed provides a reasonable basis for our conclusion.

We have assessed Novo Nordisk’s statement that it reports ’in accordance’ with the 2002 GRI Guidelines by checking that the reporting contains the required information and indicators and whether these are consistent with the eleven Reporting Principles of Part B in the GRI Guidelines. We have also reviewed Novo Nordisk’s own assessment of how the reported information and the underlying policies, systems and activities are aligned to and support the principles of the UN Global Compact.

Conclusion
Based on the work performed we state our conclusion in relation to each of the key principles of the AA1000 Assurance Standard: materiality, completeness and responsiveness.

Materiality
Nothing has come to our attention that would cause us not to believe that the reported non-financial targets and indicators in general are used in strategic and operational decision-making and several of these are included in top management, management, and business units’ balanced scorecard.
the Annual Report, designed primarily to meet the information needs of shareholders, financial analysts and other corporate stakeholders, includes significant information material to Novo Nordisk’s corporate stakeholders.

Gladsaxe, January 30 2007

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Objectives, policies, processes and performance in respect of conduct of clinical trials, animal health practices, approach to responsible lobbying, human rights, bioethics, and product safety and quality are more comprehensively addressed in the online Annual Report.
the inclusion of information is aligned with robust and well-functioning governance and risk management structures and processes as well as regular and informal stakeholder engagement and systematic trend spotting activities ensuring attention to key corporate stakeholder concerns and expectations.

Completeness
Nothing has come to our attention that would cause us not to believe that the Annual Report presents a fair and balanced account of Novo Nordisk’s material non-financial performance at the corporate level.
Novo Nordisk can identify and understand material aspects of its corporate non-financial performance as well as significant impacts outside the boundaries of which it has direct management control including upstream and downstream issues such as social and environmental performance of suppliers, animal health practices of contract research organisations, carbon emissions of energy suppliers, training of health care professionals via the National Diabetes Programme, and accessibility for less developed countries to medicine at reduced prices.
Novo Nordisk has an effective process in place at corporate level for identifying, exploring and defining its approach to material impacts while an as effective approach is not mirrored in some local levels of the organisation.

Responsiveness
Nothing has come to our attention that would cause us not to believe that through the Annual Report, the online report and other communications, Novo Nordisk is responsive to significant issues raised by corporate stakeholders in an accessible manner.
Novo Nordisk has an effective process and relevant governance structures in place for defining its response to corporate stakeholders as well as processes in place to promote integration in management and business processes although registration, controls and reporting processes for some environmental and health and safety data at site level can be strengthened.
Novo Nordisk has policies, programmes and procedures to address material stakeholder concerns and recently processes have been initiated to develop a response to the issue of ‘responsible lobbying’ as well as a comprehensive approach to human rights beyond existing key human rights initiatives relating to diversity, including non-discrimination, access to health and responsible purchasing.

Based on our work nothing has come to our attention that disproves Novo Nordisk’s statement that it has met the conditions for reporting ‘in accordance’ with the GRI guidelines. In addition, we consider that Novo Nordisk’s policies, systems and activities taken as a whole support Management’s commitment to the UN Global Compact.

Commentary
According to AA1000AS, we are required to include recommendations for improvements in relation to environmental and social responsibility. The recommendations as well as our statement of independence and competencies are stated in the online report in the ‘How we are accountable’ section. Our recommendations do not affect the above stated conclusion.

PricewaterhouseCoopers AG Switzerland

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Corporate governance

The Novo Nordisk Way of Management forms the values-based governance framework for the com -pany and is an integrated part of the company’s corporate governance.

Novo Nordisk’s share capital is divided between A shares and B shares. All A shares are held by Novo A/S, a Danish private limited liability company fully owned by the Novo Nordisk Foundation, which is a private self-governing institution. The B shares are traded on the stock exchanges in Copenhagen and London and in the form of ADRs on the New York Stock Exchange. Each A share carries 10 votes, whereas each B share carries one vote (see p 116).
     Novo Nordisk is not aware of the existence of any agreements between shareholders on the exercise of votes or control.
     Novo Nordisk is of the opinion that the current share and ownership structure is appropriate and preferable for the long-term development of the company. The current differentiation of voting rights cannot be revoked as this would violate the Articles of Association of the Foundation as approved by the Danish authorities.
     The Board may issue new shares or buy back shares in accordance with authorisations granted by the general meeting.

Shareholders’ general meeting
Shareholders have the ultimate authority over the company, and exercise their right to make decisions regarding Novo Nordisk at general meetings. The annual general meeting approves the annual report and amendments to the Articles of Association. The general meeting elects 4–10 directors, plus the auditor. All shareholders may, no later than 1 February, request that proposals for resolution be included in the agenda. Shareholders may also ask questions at the general meetings. Simultaneous interpretation from Danish into English is available and the meeting is webcast live.

Management structure
The company has a two-tier board structure consisting of the Board of Directors and Executive Management. The two bodies are separate, and no person serves as a member of both.

The Board of Directors
On behalf of the shareholders, the Board actively contributes to developing the company as a focused global pharmaceutical company and supervises Executive Management in its decisions and operations. Hence, the aim is to compose a Board consisting of individuals whose particular knowledge and experience enable the Board as a whole to attend to the interests of shareholders, employees and other stakeholders.
     New board members undergo an induction programme equivalent to two full days during their first year on the board and subsequently participate in educational activities as required.
     The Board has 11 members, of whom seven are elected by shareholders at general meetings. Shareholder-elected board members serve a one-year term and can be re-elected at the general meeting. Board members must retire at the first general meeting after reaching the age of 70. A proposal for nomination of shareholder-elected board members is presented by the chairmanship to the Board taking into account required competences and the result of the self-assessment process. A balance between renewal and continuity will be en-

sured when nominating candidates. An executive search has helped identify board members that meet such criteria.
     Four shareholder-elected board members are independent as defined by the Danish Corporate Governance Recommendations; three shareholder-elected board members are related to the majority shareholder through board or executive positions, and two of these have also previously been executives at Novo Nordisk. See pp 112–113.
     Under Danish law, Novo Nordisk employees in Denmark are entitled to be represented by half of the total number of board members elected at the general meeting. Thus, in 2006, employees elected from among themselves four board members for a four-year term. Board members elected by the employees have the same rights, duties and responsibilities as shareholder-elected board members.

Board meetings
The Board ordinarily meets seven times a year, including a strategic session over two to three days. In 2006, the Board met eight times and all board members attended all board meetings and the Annual General Meeting, except for one member being absent on one occasion. With the exception of agenda items reserved for the Board’s internal discussion at each meeting, executives attend and may speak, without voting rights, at board meetings to ensure that the Board is adequately informed of the company’s operations. Executives’ regular feedback from meetings with investors allows board members an insight into major shareholders' views of Novo Nordisk.

Chairmanship
A chairman and a vice chairman elected by the Board from among its members form the Chairmanship of the Board. They carry out administrative tasks, such as planning board meetings, to ensure a balance between determination of strategy and the financial and managerial supervision of the company. The Chairmanship reviews the fixed asset investment portfolio. Other tasks include recommending remuneration of directors and executives, and suggesting candidates for election by the general meeting. In practice, the Chairmanship has the role and responsibility of a nomination committee and a remuneration committee.

The Audit Committee
The Audit Committee has three members elected by the Board from among its members. All members qualify as independent as defined by the US Securities and Exchange Commission (SEC). One member is designated as chairman and two members are designated as Audit Committee financial experts. One member is not regarded as independent under the Danish Corporate Governance Recommendations. In 2006, the Audit Committee held four meetings and all members attended all meetings. The Audit Committee assists the Board with oversight of a) the external audit ors, b) the internal auditors, c) the procedure for handling complaints regarding accounting, internal controls, auditing or financial reporting matters (whistle-blower function), d) the accounting policies, and e) internal control systems. In 2006, its responsibility was extended to include a post-completion review of fixed asset investments previously approved by the Board.

Research & development facilitator
In 2006, the Board appointed a research & development facilitator to assist the Board and Executive Management in preparing the Board's discussions in the R&D area. The key tasks comprise review of R&D

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strategies, and evaluation of the competitiveness of the R&D organ -isation, processes and projects.

Executive Management
Executive Management is responsible for the day-to-day management. It consists of the president and CEO, and four other executives.
     Executive Management’s responsibilities include organisation of the company as well as allocation of resources, determination and implementation of strategies and policies, direction-setting and ensuring timely reporting and provision of information to the Board and the stakeholders of Novo Nordisk. The Board appoints Executive Manage -ment and determines its remuneration. The Chairmanship reviews the performance of the executives. As part of the Organisational Audit process, the Board identifies potential successors to executives. Executives must retire on reaching the age of 62 (see p 114).

Remuneration policy
The Remuneration Policy is designed to attract, retain and motivate board members and executives. Board members receive a fixed amount, and the Chairmanship and Audit Committee members receive a multiplier thereof. Board members are not offered stock options, warrants or participation in other incentive schemes. Executive remuneration must be competitive, and is evaluated against Danish and international benchmarks. It consists of a basic salary, a cash bonus, pensions, non-monetary benefits and a long-term incentive, designed to align the interests of the executive with those of the shareholders (see pp 81–83).

Assessment
The Board conducts an annual self-assessment procedure to improve the performance of the Board and its cooperation with Executive Management. This process is directed by the Chairmanship and may be facilitated by an external consultant. Written questionnaires form the basis for the process, which evaluates whether each board member and executive participates actively in the board discussions and contributes with independent judgement. It is further assessed whether the board member is inspirational and whether the environ-

ment supports open discussion at board meetings. The Audit Committee also conducts an annual self-assessment based on written questionnaires. The performance of each executive is continuously assessed by the Board, and formally once a year the Chairman also conducts an interview with each executive.

Risk management
Executive Management is responsible for the risk management process, including risk identification, assessment of likelihood and potential impact, and initiation of mitigating actions. Major risks are systematically identified and regularly reported to the Board (see pp 110–111).

Internal controls
Novo Nordisk is in compliance with section 404 of the Sarbanes–Oxley Act, which requires detailed documentation of the design and operation of financial reporting processes. Novo Nordisk must ensure that there are no material weaknesses in the internal controls which could lead to a material misstatement in its financial reporting. The company’s conclusion and the auditors' evaluation of these processes are included in its Form 20-F filing.

External audit
The annual report and the internal controls over financial reporting processes are audited by an external auditor elected at the annual general meeting. The auditor acts in the interest of the shareholders and the public (see p 106). The auditor reports any significant findings regarding accounting matters and internal control deficiencies via the Audit Committee to the Board and in the auditor’s long-form report.

Internal audit
The internal audit function provides independent and objective assurance, primarily within internal control and governance. To ensure that the function works independently of management, its charter, audit plan and budget are approved by the Audit Committee. The head of internal audit is appointed by and reports to the Audit Committee.

The Novo Nordisk model for corporate governance The Novo Nordisk corporate governance model sets the direction and is the framework under which the company is managed.

Corporate governance codes and practices
As a company listed on the stock exchanges in Copenhagen, New York and London, Novo Nordisk is in compliance with Danish, US and UK securities laws, with the Danish Corporate Governance Recommendations, and in general with applicable corporate governance standards on the New York and London Stock Exchanges.
     For a detailed review of Novo Nordisk’s compliance with and deviations from the codes on corpor ate governance designated by the stock exchanges in Copenhagen, New York and London, see novonordisk.com/annual-report Click: who we are.

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Risk management

Identifying and mitigating risks is a key part of any manager’s job. At Novo Nordisk a formal risk identification process encourages everyone to keep an eye on both immediate risks and those emerging on the horizon.

Strategic risk management is high on the agenda of the Board of Directors and Executive Management. The aim is not to avoid risks, but to ensure that key risks are proactively managed. This allows Novo Nordisk to better allocate resources and to target future growth opportunities. An analytical and systematic approach to risk management makes the assumptions behind decisions more transparent. It allows management to discuss risks and choose whether to accept, transfer, share or eliminate the individual risk in order to align Novo Nordisk’s consolidated risk profile with the readiness of Executive Management and the Board of Directors to take risks. Clearly, the appetite to take calculated risks will be higher in early discovery phases, while in other areas such as quality and patient safety the tolerance of risks will be close to zero.
     Novo Nordisk defines risks as ‘events or developments which could reduce our ability to meet our overall objectives’. This broad definition includes all types of risk, both financial and non-financial, ranging from discovery and development, through manufacturing, sales and support functions that might impede the long-term objectives set out in the company’s Vision and reflected in its business plans.
     Novo Nordisk is operating in an industry that is impacted by consolidation, cost containment and intensified competition. Articulating risks can improve decision-making, and Novo Nordisk has developed an integrated and systematic risk reporting approach, which is aligned with existing reporting and recurs on a quarterly basis. It is designed to ensure that key business risks are identified, assessed and reported to Novo Nordisk’s Executive Management and Board of Directors.
     Once a year Novo Nordisk undertakes a strategic planning process involving in-depth identification and evaluation of long-term growth opportunities. Through this process, risk factors and mitigations are identified and factored into the individual units’ business plans. This disciplined questioning of the context for identified risks and assessment of which objectives may be threatened enables Novo Nordisk to be more attentive to factors that help or hinder long-term value creation.

Assessing risks

In all assessment of risks two factors are considered: the likelihood of the event and its potential impact on the business. Impacts are quantified and assessed in terms of potential financial loss and reputational damage. The risks are assessed at both gross level and net level. The gross level is the assessment of the risk with the assumption that no mitigating actions have been implemented. The net risk level is the residual risk when taking into account the mitigating actions and their anticipated effect.
     Impact in terms of reputational damage is included because Novo Nordisk sees its repu tation as one of its most valuable assets. A good reputation, based on solid performance and the business principles laid down in the Novo Nordisk Way of Management, helps the company to attract talented people, investments and collaboration partners – and opens doors to customers and regulators. Consequently, any significant damage to its reputation impairs Novo Nordisk’s ability to meet its business goals in the longer term.
     In 2006, Novo Nordisk developed a more comprehensive and systematic method for assessing the reputational impact of potential risks. It aims to make more fact-based assessments of the likelihood and impact of a risk from a reputation perspective. As such, the tool serves as a common starting point for management’s discussion on specific risks.

Examples from the current risk profile

To provide an understanding of the factors that constitute key risks to Novo Nordisk, some examples of critical assets, risk factors and their contexts are given below.

Current risk profile – examples

On the right are Novo Nordisk’s risk management structure and reporting lines. The lean organisational structure with clear reporting lines to the Executive Management team makes it relatively easy for senior management to oversee risks reported through the line organisation and to ensure that the risk reporting addresses any event that could have an impact elsewhere in the organisation.

Examples of key risks for illustrative purposes:
Œ Inability to attract and retain talent
 Insufficient production capacity
Ž Biosimilar competition
 Healthcare cost containment
 Ethical marketing practices
‘ Currency exposure

Legal issues are not included in the illustration of the risk profile examples. See the list of current legal issues on pp 87–88.

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Inability to attract and retain talent
The ability to drive innovative products into and through the pipeline and to ensure cost-effective, high-output performance relies on attracting and developing the right people. In areas where Novo Nordisk does not currently have a leadership position, recruiting talent is a constant challenge. Another potential risk factor is loss of key talents to big pharma companies seeking to build a strong platform within the diabetes therapeutic segment. Novo Nordisk focuses on the individual employee by investing in ongoing career development and a high degree of empowerment.

Insufficient production capacity
There is a risk of failure or breakdown in any of the company’s vital production facilities, which, in addition to the potential physical damage or loss of life, could affect the supply of products. Fire-prevention design, alarms and fire instructions, annual inspections, back-up fa -cilities and minimum safety inventories help mitigate this risk.
     To spread risks and optimise costs and logistics, Novo Nordisk is building up a global sourcing programme, with major investments in expanding production capacity in for example the US, Brazil and China. This also entails contracting with local suppliers. To mitigate risks of non-compliance with Novo Nordisk’s environmental and social standards, specific requirements are made and audits conducted.
     In pharmaceutical production, quality is paramount. The gross risk of a potential failure in quality levels is very high because ultimately patient safety could be put at risk. The net risk is low, because Novo Nordisk has a corporate-wide quality system in place, ensuring compliance with all external and internal standards, maintaining product quality at the highest levels, and continuously surveying and improving products, processes and training.

Biosimilar competition
The market for therapeutic proteins is becoming more attractive to biosimilar producers as more lenient regulatory rules in Europe and in the US give biosimilar companies an easier pathway to these markets, when branded products go off-patent. Low-priced biosimilar human insulin from producers in China, India and Poland is one example. Novo Nordisk’s exposure to this risk factor is diminishing due to the increasing use of patented modern insulins in Novo Nordisk’s portfolio.

Healthcare cost containment
In mature markets the increased government focus on rising healthcare costs is putting pressure on pharmaceutical companies’ commercial pricing structures. Such a situation may discourage investments in research into therapeutic areas with limited prospects for commercialisa-tion. Government price regulation and other healthcare reforms would most likely result in lower prices on products if their benefits are not well-documented. Novo Nordisk is therefore conducting several clinical and health-economic studies of the benefits of modern insulins to further support its product claims by pharmaco-economical evidence.

Ethical marketing practices
In a competitive environment with increasing public scrutiny and regu -lation, the risk of legal action related to marketing practices is ever present. A Business Ethics Policy and related audits as well as other initiatives to reinforce the Novo Nordisk Way of Management paired with close monitoring of performance and enhanced reporting requirements help to mitigate such risks.
     The policy supplements existing local ethics and compliance pol -

icies. However, cases may occur in which the policy is violated. In December 2005, Novo Nordisk was served with a subpoena requesting documents relating to the company's US marketing and promotional practices. Investigations of potential criminal offences relating to healthcare benefit programmes are ongoing.
     Novo Nordisk is also under investigation for a possible breach of the UN sanctions related to the Oil-for-Food programme in Iraq.

Legal issues
Vigilant compliance with regulations and legislation is expected of any pharmaceutical company. Patient safety must never be comprom -ised. Any questioning of this entails a violation of Novo Nordisk’s values as well as major financial and reputational risks. A related risk is product liability claims. The most significant risk for Novo Nordisk in this context is in relation to HRT products, where Novo Nordisk Inc., together with the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. There is a risk of an unfavourable outcome for Novo Nordisk in the HRT litigation. Also, Menarini, Italy, has sued Novo Nordisk for damages relating to distribution on the Italian market. At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial outlook. See the list of current legal issues on pp 87–88.

Currency exposure
Foreign exchange risk is the principal financial risk to Novo Nordisk. To limit the short-term negative impact on earnings and cash flow from exchange rate fluctuations, the company undertakes currency hedging based on expectations of future exchange rates and cash flows. Hedging is mainly done by using foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Novo Nordisk only hedges commercial exposures and does not enter into derivative transactions for trading or speculative purposes. See p 76.

Risk management
set-up

Executive Management has established a dedicated Risk Management Board of senior executives representing all key business activities and selected support functions. Chaired by the chief financial officer, it reports to Executive Management and the Board of Directors. The Risk Management Board meets at least four times a year.
     It sets the strategic direction and challenges for risk management, and analyses the risk and control information generated by the individual business areas. This process helps to reduce blind spots and consider potential cross-functional impacts. In quarterly reports to Executive Management and the Board of Directors, risks are assessed and quantified in terms of potential financial impact and reputational damage. For each risk the potential impact is specified, as are mitigating actions.
     The Risk Office is the secretariat of the Risk Management Board. It drives and consolidates risk reporting from discovery and development, through manufacturing and logistics, to marketing and sales. In addition, risks related to support functions such as regulatory, business development, finance, legal & IT and people & organisation are included. This is done in consultation with relevant Novo Nordisk committees, boards and management groups.

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Board of Directors

Sten Scheibye
Sten Scheibye is chairman of the Board of Directors of Novo Nordisk A/S. Since 1995, he has been president and CEO of Coloplast A/S, Denmark.
     Besides being a member of the boards of various Coloplast companies, Mr Scheibye is a member of the Board of Danske Bank A/S, Denmark. Furthermore, he holds a seat on the Central Board and the Executive Committee of the Confederation of Danish Industries.
     Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983. Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus.
     Mr Scheibye was elected to the Board of Novo Nordisk A/S in 2003 and reelected several times, most recently in 2006. His term as a board member expires in March 2007.
      Mr Scheibye is regarded as an independent* board member.
      Mr Scheibye is a Danish national, born on 3 October 1951.

Göran A Ando
Göran A Ando, MD, is vice-chairman of the Board of Directors of Novo Nordisk A/S. Dr Ando is a former CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995 to 2003.
     From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee.
     Dr Ando is a specialist in general medicine and is a founding fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the boards of Novexel SA, France, and Inion Oy, Finland, as vice chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, Bio*One Capital Pte Ltd, Singapore, A-Bio Pharma Pte Ltd, Singapore, NicOx SA, France, and Enzon Pharmaceuticals, Inc, US.
     Dr Ando qualified as a medical doctor at Linköping Medical University, Sweden, in 1973 and as a specialist in general medicine at the same institution in 1978.
     Dr Ando was elected to the Board of Novo Nordisk A/S in 2005 and re-elected in 2006. His term as a board member expires in March 2007. Dr Ando is designated Research and Development Facilitator by the Board of Novo Nordisk A/S.
     Dr Ando is not regarded as an independent* board member due to his membership of the board of Novo A/S.
     Dr Ando is a Swedish national, born on 6 March 1949.

Kurt Briner
Kurt Briner works as an independent consultant to the pharmaceutical and biotech industries and is a board member of OM Pharma, Switzerland, Progenics Pharmaceuticals Inc, US, and GALENICA SA, Switzerland. From 1988 to 1998, he was president and CEO of Sanofi Pharma, France. He has been chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA).
     Mr Briner holds a Diploma of the Commercial Schools of Basel and Lausanne, Switzerland.
     Mr Briner was elected to the Board of Novo Nordisk A/S in 2000 and re-elected several times, most recently in 2006. His term as a board member expires in March 2007.
     Mr Briner is regarded as an independent* board member. Mr Briner is a Swiss national, born on 18 July 1944.

Henrik Gürtler
Henrik Gürtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed in Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977.
     After a number of years in various specialist and managerial positions within this area, Mr Gürtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 corporate vice president of Health Care Production. In 1996, he became a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.
     Mr Gürtler is chairman of the boards of Novozymes A/S, Denmark, and Copenhagen Airports A/S, Denmark, and a member of the boards of COWI A/S and Brødrene Hartmanns Fond, both Denmark.
     Mr Gürtler has an MSc in Chemical Engineering from the Technical University of Denmark from 1976.
     Mr Gürtler was elected to the Board of Novo Nordisk A/S in 2005 and re-elected in 2006. His term as a board member expires in March 2007.
     Mr Gürtler is not regarded as an independent* board member due to his former position as an executive in Novo Nordisk A/S and his present position as president and CEO of Novo A/S.
     Mr Gürtler is a Danish national, born on 11 August 1953.

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From left to right
Henrik Gürtler
Stig Strøbæk
Kurt Briner
Søren Thuesen Pedersen
Göran A Ando
Sten Scheibye (chairman)
Niels Jacobsen
Anne Marie Kverneland
Jørgen Wedel
Johnny Henriksen
Kurt Anker Nielsen

Kurt Anker Nielsen
Kurt Anker Nielsen is former CFO and deputy CEO of Novo Nordisk A/S and former CEO of Novo A/S. He serves as chairman of the Board of Reliance A/S, Denmark, as vice chairman of the Board of Novozymes A/S and of Dako A/S, Denmark, and as a member of the Board of Directors of the Novo Nordisk Foundation, and as a member of the boards of LifeCycle Pharma A/S, Denmark, ZymoGenetics, Inc, US, Norsk Hydro ASA, Norway, and Vestas Wind Systems A/S, Denmark. In the four last-mentioned companies and in Dako A/S he is also the elected Audit Committee chairman. Mr Nielsen serves as chairman of the Board of Directors of Collstrup’s Mindelegat, Denmark.
     Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972.
     Mr Nielsen was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2006. His term as a board member expires in March 2007.
     Mr Nielsen is chairman of the Audit Committee at Novo Nordisk A/S and is also designated as Audit Committee financial expert.
     Mr Nielsen qualifies as independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC). He is not regarded as an independent* board member under the Danish Corporate Governance Recommendations due to his former position as an executive in Novo Nordisk A/S and his membership of the Board of the Novo Nordisk Foundation.
Mr Nielsen is a Danish national, born on 8 August 1945.

Johnny Henriksen
Johnny Henriksen has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since 2002 and was re-elected in 2006. He joined Novo Nordisk in January 1986 and currently works as an environmental adviser in Product Supply. His term as a board member expires in March 2010.
     Mr Henriksen has an MSc in Biology from the University of Copenhagen, Denmark, from 1977.
     Mr Henriksen is a Danish national, born on 19 April 1950.

Niels Jacobsen
Niels Jacobsen has been president & CEO of William Demant Holding A/S and Oticon A/S, both Denmark, since 1998. He is a board member of Nielsen & Nielsen Holding A/S, Denmark, and is also a board member of a number of companies wholly or partly owned by the William Demant Group, including Sennheiser Communications A/S, Himsa A/S, Himsa II A/S, Hearing Instrument Manufacturers Patent Partnership A/S (chairman), William Demant Invest A/S (chairman), all in Denmark, and Össur hf. (chairman), Iceland. Mr Jacobsen also holds a seat on the Central Board of the Confederation of Danish Industries.
     Mr Jacobsen has an MSc in Business Administration from the University of Aarhus, Denmark, from 1983.
     Mr Jacobsen was elected to the Board of Novo Nordisk A/S in 2000 and reelected several times, most recently in 2006. His term as a board member expires in March 2007. Mr Jacobsen is a member of the Audit Committee at Novo Nordisk A/S and is designated as Audit Committee financial expert.
     Mr Jacobsen qualifies as independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC) and is regarded as an independent* board member under the Danish Corporate Governance Recommendations.
     Mr Jacobsen is a Danish national, born on 31 August 1957.

Anne Marie Kverneland
Anne Marie Kverneland has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since 2000. Ms Kverneland works as a laboratory technician in Discovery. She was re-elected by the employees in 2002 and in 2006. Her term as a board member expires in March 2010.
     Ms Kverneland has a degree in medical laboratory technology from the Copenhagen University Hospital, Denmark, from 1980.
     Ms Kverneland is a Danish national, born on 24 July 1956.

Søren Thuesen Pedersen
Søren Thuesen Pedersen has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since 2006 and a member of the Board of Directors of the Novo Nordisk Foundation since 2002. His term as a board member of Novo Nordisk A/S expires in March 2010.
     Mr Pedersen is currently working as a specialist in Global Quality Development. He joined Novo Nordisk in January 1994.
     Mr Pedersen has a BSc in Chemical Engineering from the Danish Academy of Engineers from 1988.
     Mr Pedersen is a Danish national, born on 18 December 1964.

Stig Strøbæk
Stig Strøbæk has been an employee-elected member of the Board of Directors of Novo Nordisk A/S and of the Board of Directors of the Novo Nordisk Foundation since 1998. He is currently working in Product Supply as an electrician. Mr Strøbæk was re-elected by the employees in 2002 and in 2006. His term as a board member expires in March 2010.
     Mr Strøbæk has a diploma as an electrician. He also has a diploma in further training for board members from the Danish Employees’ Capital Pension Fund (LD) from 2003.
     Mr Strøbæk is a Danish national, born on 24 January 1964.

Jørgen Wedel
Jørgen Wedel was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. Since 2004, he has been a board member of ELOPAK AS, Norway.
     Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972 and an MBA from the University of Wisconsin, US, from 1974.
     Mr Wedel was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2006. His term as a board member expires in March 2007. Mr Wedel is a member of the Audit Committee at Novo Nordisk A/S.
     Mr Wedel qualifies as independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC) and is regarded as an independent* board member under the Danish Corporate Governance Recommendations.
     Mr Wedel is a Danish national, born on 10 August 1948.

* In accordance with Section V4 of Recommendations for corporate governance designated by the Copenhagen Stock Exchange.

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Executive Management

From left to right Jesper Brandgaard Lise Kingo Lars Rebien Sørensen Kåre Schultz Mads Krogsgaard Thomsen

Lars Rebien Sørensen
President and chief executive officer (CEO)

Lars Rebien Sørensen joined Novo Nordisk’s Enzymes Marketing in 1982. Over the years, he has been stationed in several countries, including the Middle East and the US. Mr Sørensen was appointed member of Corporate Management in May 1994 and given special responsibility within Corporate Management for Health Care in December 1994. He was appointed president and CEO in November 2000. Mr Sørensen is a member of the Board of ZymoGenetics, Inc, US, and in May 2005, he was elected a member of the Bertelsmann AG Supervisory Board, Germany. Mr Sørensen received the French award Chevalier de l’Ordre National de la Légion d’Honneur in 2005.
     Mr Sørensen has an MSc in Forestry from the Royal Veterinary and Agricultural University in Denmark from 1981, and a BSc in International Economics from the Copenhagen Business School, Denmark, from 1983.
     Mr Sørensen is a Danish national, born on 10 October 1954.

Jesper Brandgaard
Executive vice president and chief financial officer (CFO)

Jesper Brandgaard joined Novo Nordisk in 1999 as corporate vice president of Corporate Finance and was appointed CFO in November 2000. He serves as chairman of the boards of NNE A/S and NNIT A/S, both Denmark.
     Mr Brandgaard has an MSc in Economics and Auditing from 1990 as well as an MBA from 1995, both from the Copenhagen Business School, Denmark.
     Mr Brandgaard is a Danish national, born on 12 October 1963.

Lise Kingo
Executive vice president and chief of staffs (COS)

Lise Kingo joined Novo Nordisk’s Enzymes Promotion in 1988 and over the years worked to build up the company’s Triple Bottom Line approach. In 1999, she was appointed corporate vice president, Stakeholder Relations. She was appointed executive vice president, Corporate Relations in March 2002.

     Ms Kingo is a member of the Board of GN Store Nord A/S, Denmark, and associate professor at the Medical Faculty, Innovation and Sustainability, Vrije Universiteit, Amsterdam, the Netherlands.
     Ms Kingo has a BA in Religions and a BA in Ancient Greek Art from the University of Aarhus, Denmark, from 1986, a BComm in Marketing Economics from the Copenhagen Business School, Denmark, from 1991, and an MSc in Responsibility and Business Practice from the University of Bath, UK, from 2000.
     Ms Kingo is a Danish national, born on 3 August 1961.

Kåre Schultz
Executive vice president and chief operating officer (COO)

Kåre Schultz joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000, he was appointed chief of staffs. In March 2002, he took over the responsibility of COO.
     Mr Schultz has an MSc in Economics from the University of Copenhagen, Denmark, from 1987.
     Mr Schultz is a Danish national, born on 21 May 1961.

Mads Krogsgaard Thomsen
Executive vice president and chief science officer (CSO)

Mads Thomsen joined Novo Nordisk in 1991. He was appointed CSO in Novem -ber 2000. He sits on the editorial boards of three international journals and is a member of the Board of Governors of the Technical University of Denmark. He is also a non-executive director of the Board of Cellartis AB, Sweden.
     Dr Thomsen has a DVM from the Royal Veterinary and Agricultural University, Denmark, from 1986, where he also obtained a PhD degree in 1989 and a DSc in 1991, and became professor of pharmacology in 2000. He is a former president of the National Academy of Technical Sciences (ATV), Denmark.
     Dr Thomsen is a Danish national, born on 27 December 1960.

Other members of the Senior Management Board

Jesper Bøving – Preclinical and CMC Supply, Mariann Strid Christensen – Quality, Flemming Dahl – Product Supply, Biopharmaceuticals, Eric Drapé – Diabetes Finished Products, Peter Bonne Eriksen – Regulatory Affairs, Per Kogut – NNIT (effective1January 2007), Lars Green – Corporate Finance, Jesper Høiland – International Operations, Per Jansen – Novo Nordisk Servicepartner, Lars Fruergaard Jørgensen – IT & Corporate Development, Lars Guldbæk Karlsen – Global Development, Terje Kalland – Biopharmaceuticals Research Unit, Peter Kurtzhals – Diabetes Research Unit, Lars Christian Lassen – Corporate People & Organisation, Claus Eilersen – Japan & Oceania, Ole Ramsby – Corporate Legal, Jakob Riis – International Marketing, Martin Soeters – North America, Kim Tosti – Devices and Sourcing, Per Valstorp – Product Supply, Hans Ole Voigt – NNE

114	Novo Nordisk Annual Report 2006

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Shareholder information

Share highlights

The closing share price for Novo Nordisk’s B shares was DKK 470.5 at the end of 2006.
The total turnover in 2006 for Novo Nordisk’s B shares on the OMX Nordic Exchange was DKK 90.2 billion.
DKK 7.00 dividend is proposed for 2006.
25.5% of shares belong to Novo A/S.
42.9% of share capital is held outside Denmark.

To keep investors updated on financial and operating performance as well as the progression of clinical programmes, Executive Management and Investor Relations travel extensively to meet investors and attend investor conferences after each quarterly financial announcement. Moreover, meetings and presentations directed specifically at investors and focusing on non-financial performance factors (environment, social and governance) are undertaken once or twice a year.

Share price performance

In 2006, the price of the Novo Nordisk B shares increased from DKK 354.5 to DKK 470.5 corresponding to 33%. The dividend for 2005 paid in March 2006 was DKK 6 per share, corresponding to an additional yield of 1.7%. The return was significantly higher than the return on the OMX Copenhagen 20 Index at 12% and the return on the MSCI Europe Health Care Index at 2%, both measured in DKK. Measured in USD, the price of the Novo Nordisk B shares increased by 48%, which compared favourably with a modest USD return of 5% for the MSCI US Health Care Index.
     The strong share price performance of Novo Nordisk is perceived to reflect the underlying strong operating performance as well as positive results and new initiatives within research and development. The foundation for the strong share price performance is believed to have been laid by solid overall growth in sales of all strategic products. The gross margin improvement of 250 basis points in 2006, due to significant improvements in operating efficiency and a more favourable product mix, exceeded expectations. The complete set of data from the phase 2b study of liraglutide presented at the American Diabetes Association meeting in Washington in June and at the European Association for the Study of Diabetes meeting in Copenhagen in September raised expectations for the future potential of this product. Finally, the announcement of expected initiation of three new clinical trials at the Capital Markets Day in October was positively received.

Capital Markets Day 2006

Capital Markets Day, which was held on 6 October at the primary Novo Nordisk research facility in Måløv, just outside Copenhagen, was well attended by more than 125 people. The presentations and Q&A sessions provided insights into the company’s overall strategy as well as key operational and R&D value drivers. The growth potential within North America and International Operations was substantiated, along with the underlying factors driving the continued improvement of the gross margin.
     The strong liraglutide phase 2b data were presented along with data and priorities for the NovoSeven® clinical expansion programme. The focus of attention was on the announcement of the initiation of three new clinical trials: a phase 2 dose-ranging trial for the use of li-raglutide as an antiobesity agent, a phase 3 study for the use of NovoSeven® in prophylactic treatment of people with haemophilia with inhibitors and a phase 3 programme for Norditropin® in adult patients in chronic dialysis.

Capital structure

It is the assessment of the Board of Directors that the current capital and share structures of Novo Nordisk serve the interests of the shareholders and the company. In the event of excess capital after funding of organic growth opportunities and potential acquisitions, in gene ral Novo Nordisk will return capital to investors through dividend payments and/or share repurchase programmes.
      As part of the agenda for the Annual General Meeting 2007, the

Novo Nordisk Annual Report 2006	115

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Shareholder information

Board of Directors will propose a reduction of the company’s B share capital, corresponding to approximately 4% of the total share capital, using treasury shares. In 2006, Novo Nordisk repurchased shares worth DKK 3 billion. In 2007–2008, the company expects to repurchase DKK 7 billion worth of shares.

Share capital and ownership

Novo Nordisk’s share capital is divided into A share capital of nominally DKK 107,487,200 and B share capital of nominally DKK 566,432,800 of which DKK 39,426,138 is held as treasury shares. Novo Nordisk’s A shares are non-listed shares and held by Novo A/S, a Danish private limited company which is 100% owned by the Novo Nordisk Foundation. According to the Articles of Association of the Founda -tion, the A shares cannot be divested by Novo A/S or the foundation. In addition, Novo A/S holds DKK 64,362,400 of B share capital. Each holding of DKK 2 of the A share capital carries 20 votes. Each holding of DKK 2 of the B share capital carries two votes. With 25.5% of the total share capital, Novo A/S controls 71% of the total number of votes excluding treasury shares. The total market value of Novo Nordisk’s outstanding share capital (A and B shares excluding treasury shares) was DKK 143 billion at the end of 2006.
     Novo Nordisk’s B shares are quoted on the stock exchanges in Copenhagen and London and on the New York Stock Exchange in the form of ADRs. The B shares are traded in units of DKK 2. The ratio of Novo Nordisk’s B shares to ADRs is 1:1. The B shares are issued to the bearer but may, on request, be registered in the holder’s name in Novo Nordisk’s register of shareholders.
     As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. Based on the available sources of information on the company’s shareholders, it is estimated that Novo Nordisk’s shares at the end of 2006 were distributed as shown in the charts on p 115. At the end of 2006 the free float is 73%.

Form 20-F

The Form 20-F Report for 2006 is expected to be filed in mid-February 2007 with the United States Securities and Exchange Commission. Copies can be downloaded from novonordisk.com/investors.

Payment of dividends

Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents (see opposite).
     For 2006, the proposed dividend payments for Novo Nordisk shares are illustrated in the table below. Novo Nordisk does not pay a dividend on its own holding of treasury shares.

Dividend payment

A shares of DKK 2	B shares of DKK 2	ADRs

DKK 7.00	DKK 7.00	DKK 7.00

Internet

Novo Nordisk’s homepage for investors can be found at novonordisk.com. It includes historical and updated information about Novo Nordisk’s activities: press releases from 1995 onwards, financial results, a calendar of investor-relevant events, investor presentations, background information and recent annual reports.
      See the 2006 online report at novonordisk.com/annual-report.

Financial calendar 2007

Annual General Meeting	7 March 2007

Dividend	B shares	ADRs
Ex-dividend	8 March	8 March
Record date	12 March	12 March
Payment	13 March	20 March

Announcement of financial results 2007
First three months	2 May
Half year	3 August
Nine months	31 October
Full year	31 January 2008

116	Novo Nordisk Annual Report 2006

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Get in touch

Novo Nordisk values stakeholders’ reviews of the company’s reporting and welcomes any questions or comments concerning the report or the company’s performance.

Visit the corporate website at novonordisk.com.

This report is about how we do business. When it comes to building relations – that is what Novo Nordisk people across the globe are doing every day. If reading the report inspires you to learn more or to get involved in some of the work, please get in touch.

Enquiries, comments and suggestions are very welcome.

Headquarters
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Tel +45 4444 8888
webmaster@novonordisk.com

Media
Corporate Communications
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Mike Rulis
Tel +45 4442 3573
E-mail: mike@novonordisk.com

Investor Relations
Mads Veggerby Lausten
Tel +45 4443 7919
E-mail: mlau@novonordisk.com

Hans Rommer
Tel +45 4442 4765
E-mail: hrmm@novonordisk.com

In North America:
Christian Qvist Frandsen
Tel +1 609 919 7937
E-mail: cqfr@novonordisk.com

Transfer agents
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel +45 3344 0000

In North America:
JP Morgan Chase Bank
PO Box 3408
South Hackensack, NJ 07606
USA
Tel +1 800 990 1135
Tel +1 201 680 6630 for enquiries from outside the United States

Produced by: Corporate Branding, February 2007
Contributing writers: Amy Brown and Anne Nielsen
Translation and proofreading: Corporate Communications
Photos: Jesper Westley, Willi Hansen, Torben Flindt, Lars E Andreasen, Finn Fons, Asger Carlsen and Novo Nordisk Design and production: Branded Design ApS
Accounts and notes production: team2graphics
Printed in Denmark by Bording A/S (DS/EN ISO 14001:1996)

Accounting
for performance

The Novo Nordisk Annual Report covers the fiscal year 2006. It is issued in February 2007 for approval by shareholders at the Annual General Meeting in March. In note 31, p 75, the appropriation of net profit including proposed dividends of the Parent company, Novo Nordisk A/S, is included. The Annual Report is filed with the Danish Commerce and Companies Agency.
     Enclosed with the Annual Report is the Financial Statements 2006 of the Parent company, Novo Nordisk A/S, on a CD-ROM. A printed version can be obtained from Investor Relations on request.
      The Annual Review contains the same information as the Annual Report,

but does not include the consolidated financial and non-financial statements. This document is intended for shareholders and other readers wanting a quick overview of the company’s activities.
     The Annual Report and the Financial Statements 2006 of the Parent company are available for online reading and downloads at novonordisk.com.
     As a supplement, the company provides additional information and a full data set on environmental and social performance in its online reporting. See novonordisk.com/annual-report.
     The accuracy, completeness and reliability of the company’s reporting is verified through internal controls, assurance and independent audits. Compliance with codes and regulations is further supported by management processes such as the Quality Management System, assurance and internal and external audits.

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Index at your fingertips

Are you looking for specific information and do not immediately see it when leafing through the pages of the Annual Report 2006? If so, this index might be of help; the list below includes the topics covered in the online annual report. Go to novonordisk.com/annual-report and look up the topic of interest in the index overview.

Topic of interest	Where in printed report?	Where in online report?

Advocacy	pp 30–31	how-we-perform/advocacy

Audit and assurance	pp 106–107	how-we-are-accountable/audit-and-assurance

About Novo Nordisk	pp 4–5	who-we-are/about-novo-nordisk

Access to health	pp 28–29	how-we-perform/access-to-health

Accountability	pp 90, 107	how-we-are-accountable

Animal welfare	p 99	how-we-perform/animal-welfare

Awards and recognitions		how-we-perform/awards-and-recognitions

Biopharmaceuticals	pp 34–38	what-we-do/haemostasis-management

Board of Directors	pp 112–113	who-we-are/management

Business ethics	p 46	how-we-perform/business-ethics

Business strategy	pp 8–15, 22–23, 34–35	how-we-work/vision-and-strategy

Brand and reputation management		how-we-work/brand-and-reputation-management

Capital structure	p 115	who-we-are/ownerships

Changing diabetes	pp 8, 15, 22–25, 28–31	how-we-work/brand-and-reputation-management

Climate change	pp 48, 96	how-we-perform/climate-change

Clinical trials	p 10	how-we-perform/bio-ethics/clinical-trials

Compliance	pp 13, 46, 96, 108–109	how-we-work/compliance

Community engagement		how-we-perform/community-engagement

Corporate governance	pp 108–109	who-we-are/corporate-governance

Definitions	p 63	how-we-work/definitions

Diabetes care	pp 20–31	what-we-do/diabetes-care

Diversity	p 42	how-we-perform/workplace-quality/diversity

Donations	pp 29, 37, 46	how-we-perform/donations

Economic footprint	p 94	how-we-perform/socio-economics/economic-footprint

Environment	pp 45, 47, 48	how-we-perform/environmental-management

Executive Management	p 114	who-we-are/management

Financial performance	pp 8–15	how-we-perform/financial-performance

Gene technology	p 48	how-we-perform/bio-ethics/gene-technology

Global Compact	p 45, 90, 105	how-we-are-accountable/global-compact

GRI	pp 90, 105	how-we-are-accountable/gri

Health and safety	pp 42, 98	how-we-perform/workplace-quality/health-and-safety

Human rights		how-we-perform/human-rights

Legal issues	pp 13, 87, 111	how-we-perform/legal-issues

Materiality	p 90	how-we-are-accountable/materiality

Memberships		how-we-work/stakeholder-engagement/memberships

The Novo Nordisk Way	pp 4–5	who-we-are/about-novo-nordisk

Partnerships	pp 30–31, 32, 34–35	how-we-work/stakeholder-engagement/partnerships

People strategy	pp 40–43	how-we-perform/workplace-quality/people-strategy

Pipeline	pp 18–19	what-we-do/pipeline

Product stewardship	p 48	how-we-perform/environmental-management

Quality	pp 110–111	how-we-perform/quality

Remuneration	pp 4–5, 42, 76–83, 108–109	who-we-are/corporate-governance

Responsible sourcing	p 47	how-we-perform/responsible-sourcing

Risk management	pp 110–111	how-we-work/risk management

Social responsibility	pp 24–25, 36–37, 40, 42	how-we-work/triple-bottom-line

Socio-economics	pp 24–25, 28–29, 94	how-we-perform/socio-economics

Share information	pp 115–117	how-we-perform/financial-performance

Stakeholder engagement	p 5	how-we-work/stakeholder-engagement

Stem cell research		how-we-perform/bio-ethics/stem-cell-research

Sustainability	pp 45, 90	how-we-work/sustainability

Talent development	pp 40, 43	how-we-perform/workplace-quality/talent-development

Triple Bottom Line	pp 4–5, 24–25, 42	how-we-work/triple-bottom-line

Workplace quality		how-we-perform/workplace-quality

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Novo Nordisk key products

In the report, reference is made throughout to European product trade names. The list below provides an overview of European trade names with accompanying generic names. In other countries, trade and generic names may differ. For a complete overview of country-specific product names, please visit novonordisk.com Click: Your COUNTRY.

Therapeutic area	Trade name	Generic name

Diabetes care	Modern insulins

	Levemir®	Insulin detemir

	NovoRapid®	Insulin aspart

	NovoMix®	Biphasic insulin aspart

Human insulin

	Insulatard®	Insulin human

	Actrapid®	Insulin human

	Mixtard®	Insulin human

Diabetes devices

	FlexPen®	Prefilled insulin delivery system

	NovoPen® 4	Durable insulin delivery system

	InnoLet®	Prefilled insulin delivery system

	NovoFine®	Needles

	GlucaGen®	Glucagon

Oral antidiabetic agent

	NovoNorm®	Repaglinide

Biopharmaceuticals	Haemostasis

	NovoSeven®	Recombinant factor VIIa

Human growth hormone

norditropin®	Norditropin®	Somatropin (rDNA origin)

	NordiFlex®	Prefilled multi-dose delivery system

	NordiFlex PenMate™	Auto-insertion accessory

	NordiLet®	Prefilled multi-dose delivery system

HRT

	Activelle®	Estradiol/norethisterone acetate

	Estrofem®	Estradiol

	Novofem®	Estradiol/norethisterone acetate

	Vagifem®	Estradiol hemihydrate

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5 December: Erik Dunham, Sergi Vernet i Mañe, Zinnea Ethel Rivas, Karen Rae Siegel and Alex Chapman are members of the Novo Nordisk Youth Panel (cover). Through their work in the Youth Panel, together with another 12 young people, they are dedicated to raising awareness of diabetes in their respective countries. The young people represent 14 countries.

The youth panellists take turns on board the Changing Diabetes Bus on its journey around the world. They report on activities via websites and blogs, editorials, media contacts and engagements with politicians and other stakeholders.

Starting out in Denmark in September 2006, the Changing Diabetes Bus is travelling through Europe, Africa, Australia, Asia and the US. The journey will end in New York on World Diabetes Day, 14 November 2007, to celebrate the UN Resolution on diabetes.

Novo Nordisk has set up the Youth Panel to engage with those who are most at risk of being affected by the diabetes pandemic: today’s young people. Working through the Youth Panel offers insights into how to communicate with the generation of tomorrow, and a better understanding of the attitudes, wishes and needs of young people with diabetes.

Follow the journey at www.diabetesbus.novonordisk.com.

Novo Nordisk A/S Novo Allé 2880 Bagsværd Denmark CVR No 24 25 67 90 novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 9, 2007	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer